08049025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2008 | **Commission File Number 000-50421**

CONN'S, INC.
(Exact Name of Registrant as Specified in its Charter)

A Delaware corporation
(State or other jurisdiction of incorporation or organization)

06-1672840
(I.R.S. Employer Identification Number)

3295 College Street
Beaumont, Texas 77701
(Address of Principal Executive Offices)

(409) 832-1696
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.01 per share	**The NASDAQ Global Select Market, Inc**

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One): Large accelerated filer [ ] Accelerated filer [x] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of July 31, 2007, was approximately $205.8 million based on the closing price of the registrant's common stock as reported on the NASDAQ Global Select Market, Inc.

There were 22,374,966 shares of common stock, $0.01 par value per share, outstanding on March 25, 2008.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Definitive Proxy Statement for the Annual Meeting of Stockholders to be held June 3, 2008 (incorporated herein by reference in Part III).

TABLE OF CONTENTS

Page

PART I

ITEM 1. BUSINESS....3

ITEM 1A. RISK FACTORS....18

ITEM 1B. UNRESOLVED STAFF COMMENTS....27

ITEM 2. PROPERTIES....27

ITEM 3. LEGAL PROCEEDINGS....28

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS....28

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES....28

ITEM 6. SELECTED FINANCIAL DATA....30

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS....31

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....57

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA....58

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE....83

ITEM 9A. CONTROLS AND PROCEDURES....83

ITEM 9B. OTHER INFORMATION....84

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE....85

ITEM 11. EXECUTIVE COMPENSATION....85

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS....85

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE....85

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES....85

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES....86

SIGNATURES....87

EXHIBIT INDEX....88

PART I

ITEM 1. BUSINESS.

Unless the context indicates otherwise, references to "we," "us," and "our" refer to the consolidated business operations of Conn's, Inc. and all of its direct and indirect subsidiaries, limited liability companies and limited partnerships.

Overview

We are a specialty retailer of home appliances and consumer electronics. We sell home appliances including refrigerators, freezers, washers, dryers, dishwashers and ranges, and a variety of consumer electronics including LCD, plasma and DLP televisions, camcorders, digital cameras, DVD players, video game equipment, MP3 players and home theater products. We also sell home office equipment, lawn and garden equipment, mattresses and furniture and we continue to introduce additional product categories for the home and for consumer entertainment, such as GPS devices, to help increase same store sales and to respond to our customers' product needs. We offer over 2,800 product items, or SKUs, at good-better-best price points representing such national brands as General Electric, Whirlpool, Electrolux, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Serta, Simmons, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. Based on revenue in 2006, we were the 9th largest retailer of home appliances and the 37th largest retailer of consumer electronics in the United States.

We began as a small plumbing and heating business in 1890. We began selling home appliances to the retail market in 1937 through one store located in Beaumont, Texas. We opened our second store in 1959 and have since grown to 69 stores.

We have been known for providing excellent customer service for over 115 years. We believe that our customer-focused business strategies make us an attractive alternative to appliance and electronics superstores, department stores and other national, regional and local retailers. We strive to provide our customers with:

- a high level of customer service;
- highly trained and knowledgeable sales personnel;
- a broad range of competitively priced, customer-driven, brand name products;
- flexible financing alternatives through our proprietary credit programs;
- next day delivery capabilities; and
- outstanding product repair service.

We believe that these strategies drive repeat purchases and enable us to generate substantial brand name recognition and customer loyalty. During fiscal 2008, approximately 63% of our credit customers, based on the number of invoices written, were repeat customers.

In 1994, we realigned and added to our management team, enhanced our infrastructure and refined our operating strategy to position ourselves for future growth. From fiscal 1994 to fiscal 1999, we selectively grew our store base from 21 to 26 stores while improving operating margins from 5.2% to 8.7%. Since fiscal 1999, we have generated significant growth in our number of stores, revenue and profitability. Specifically:

- we have grown from 26 stores to 69 stores, an increase of over 165%, with several more stores currently under development;
- total revenues have grown 251%, at a compounded annual rate of 15.0%, from $234.5 million in fiscal 1999, to $824.1 million in fiscal 2008;

- net income from continuing operations has grown 351%, at a compounded annual rate of 18.5%, from $8.8 million in fiscal 1999 to $39.7 million in fiscal 2008; and
- our same store sales growth from fiscal 1999 through fiscal 2008 has averaged 8.1%; it was 3.2% for fiscal 2008. See additional discussion about same store sales under Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our principal executives offices are located at 3295 College Street, Beaumont, Texas 77701. Our telephone number is (409) 832-1696, and our corporate website is www.conns.com. We do not intend for information contained on our website to be part of this Form 10-K.

Corporate Reorganization

We were formed as a Delaware corporation in January 2003 with an initial capitalization of $1,000 to become the holding company of Conn Appliances, Inc., a Texas corporation. Prior to the completion of our initial public offering (the IPO) in November 2003, we had no operations. As a result of the IPO, Conn Appliances, Inc. became our wholly-owned subsidiary and the common and preferred stockholders of Conn Appliances, Inc. exchanged their common and preferred stock on a one-for-one basis for the common and preferred stock of Conn's, Inc. Immediately after the IPO, all preferred stock and accumulated dividends were redeemed, either through the payment of cash or through the conversion of preferred stock to common stock.

Industry Overview

The home appliance and consumer electronics industry includes major home appliances, small appliances, home office equipment and software, LCD, plasma and DLP televisions, and audio, video and portable electronics. Sellers of home appliances and consumer electronics include large appliance and electronics superstores, national chains, small regional chains, single-store operators, appliance and consumer electronics departments of selected department and discount stores and home improvement centers.

Based on data published in *Twice, This Week in Consumer Electronics*, a weekly magazine dedicated to the home appliances and consumer electronics industry in the United States, the top 100 major appliance retailers reported sales of approximately $24.0 billion in 2006, up approximately 5.3% from reported sales in 2005 of approximately $22.8 billion. The retail appliance market is large and concentrated among a few major dealers. Sears has been the leader in the retail appliance market, with a market share of the top 100 retailers of approximately 37% in 2006 and 39% in 2005. Lowe's and Home Depot held the second and third place positions, respectively, in national market share in 2006. Based on revenue in 2006, we were the 9th largest retailer of home appliances in the United States.

As measured by *Twice*, the top 100 consumer electronics retailers in the United States reported equipment and software sales of $113.1 billion in 2006, a 4.2% increase from the $108.5 billion reported in 2005. According to the Consumer Electronics Association, or CEA, total industry manufacturer sales of consumer electronics products in the United States, are projected to exceed $171.6 billion in 2008, up 6.1% from $161.7 billion in 2007. The consumer electronics market is highly fragmented. We estimate, based on data provided in *Twice*, that the two largest consumer electronics superstore chains together accounted for approximately 35% of the total electronics sales attributable to the 100 largest retailers in 2006. Based on revenue in 2006, we were the 37th largest retailer of consumer electronics in the United States. New entrants in both the home appliances and consumer electronics industries have been successful in gaining market share by offering similar product selections at lower prices.

In the home appliance market, many factors drive growth, including consumer confidence, household formations and new product introductions. Product design and innovation is rapidly becoming a key driver of growth in this market. Products recently introduced include high efficiency, front-loading laundry appliances and three door refrigerators, and variations on these products, including new features. Additionally, product appearance, including new color options and stainless steel appliances, is stimulating consumer interest.

Technological advancements and the introduction of new products have largely driven growth in the consumer electronics market. Recently, industry growth has been fueled primarily by the introduction of products that incorporate digital technology, such as portable and traditional DVD players, digital cameras and camcorders, digital stereo receivers, satellite technology, MP3 products and high definition flat-panel and projection televisions. Digital products offer significant advantages over their analog counterparts, including better clarity and quality of video and audio, durability of recording and compatibility with computers. Due to these advantages, we believe that digital technology will continue to drive industry growth as consumers replace their analog products with digital products. We believe the following product advancements will continue to fuel growth in the consumer electronics industry and that they offer us the potential for significant sales growth:

- *Digital Television (DTV and High Definition TV).* The Federal Communications Commission has set a date of February 17, 2009, for all commercial television stations to transition from broadcasting analog signals to digital signals. The Yankee Group, a communications and networking research and consulting firm, estimates that by the year 2010, HDTV signals will be in nearly 80 million homes in the United States. To view a digital transmission, consumers will need either a digital television or a set-top box converter capable of converting the digital broadcast for viewing on an analog set. We believe the high clarity digital flat-panel televisions in both LCD, and plasma formats has increased the quality and sophistication of these entertainment products and will be a key driver of digital television growth as more digital and high definition content is made available either through traditional distribution methods or through emerging content delivery systems. As prices continue to drop on such products, they become increasingly attractive to larger and more diverse groups of consumers.

- *Digital Versatile Disc (DVD).* According to the CEA, the DVD player has been the fastest growing consumer electronics product in history. First introduced in March 1997, DVD players are currently in 85% of U.S. homes. We believe newer technology, such as Blu-ray high definition DVD, and portable players will continue to drive consumer interest in this entertainment category.

  Portable electronics. GPS devices are growing in popularity with consumers. With only 10% of U. S. drivers currently using GPS devices, we believe this type of product represents a significant consumer electronics growth opportunity.

Business Strategy

Our objective is to be the leading specialty retailer of home appliances and consumer electronics in each of our markets. We strive to achieve this objective through a continuing focus on superior execution in five key areas: merchandising, consumer credit, distribution, product service and training. Successful execution in each area relies on the following strategies:

- ***Offering a broad range of customer-driven, brand name products.*** We offer a comprehensive selection of high-quality, brand name merchandise to our customers at guaranteed low prices. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We maintain strong relationships with the approximately 100 manufacturers and distributors that enable us to offer over 2,800 SKUs to our customers. Our principal suppliers include General Electric, Whirlpool, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Serta, Simmons, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. To facilitate our responsiveness to customer demand, we test the sales process of all new products and obtain customers' reactions to new display formats before introducing these products and display formats to all of our stores.

- ***Offering flexible financing alternatives through our proprietary credit programs.*** In the last three years, we financed, on average, approximately 59% of our retail sales through our internal credit programs. We believe our credit programs expand our potential customer base, increase our sales revenue and enhance customer loyalty by providing our customers immediate access to financing alternatives that our competitors typically do not offer. Our credit department makes all credit decisions internally, entirely independent of our sales personnel. We provide special consideration to customers with credit history with us. Before extending credit, we match our loss experience by product category with the customer's credit worthiness to determine down payment amounts and other credit terms. This facilitates product sales while keeping our credit risk within an acceptable range. We provide a full range of credit products, including interest-free programs for the highest credit quality customers and our secondary portfolio for our credit challenged customers. The secondary portfolio, which has generally lower average credit scores than our primary portfolio, undergoes more intense internal underwriting scrutiny to mitigate the inherently greater risk. Approximately 56% of customers who have active credit accounts with us take advantage of our in-store payment option and come to our stores each month to make their payments, which we believe results in additional sales to these customers. We contact customers with past due accounts daily and attempt to work with them to collect payments in times of financial difficulty or periods of economic downturn. Our experience in credit underwriting and the collections process has enabled us to achieve an average net loss ratio of 2.9% over the past three years on the credit portfolio that we service for a Qualifying Special Purpose Entity or QSPE.

- ***Maintaining next day distribution capabilities.*** We maintain five regional distribution centers and three other related facilities that cover all of the major markets in which we operate. These facilities are part of a sophisticated inventory management system that also includes a fleet of approximately 105 transfer and delivery vehicles that service all of our markets. Our distribution operations enable us to deliver products on the day after the sale for approximately 93% of our customers who scheduled delivery during that timeframe.

- ***Providing outstanding product repair service.*** We service every product that we sell, and we service only the products that we sell. In this way, we can assure our customers that they will receive our service technicians' exclusive attention to their product repair needs. All of our service centers are authorized factory service facilities that provide trained technicians to offer in-home diagnostic and repair service utilizing a fleet of approximately 130 service vehicles as well as on-site service and repairs for products that cannot be repaired in the customer's home.

- ***Developing and retaining highly trained and knowledgeable sales personnel.*** We require all sales personnel to specialize in home appliances or consumer electronics. Some of our sales associates qualify in more than one specialty. This specialized approach allows the sales person to focus on specific product categories and become an expert in selling and using products in those categories. New sales personnel must complete an intensive classroom training program and an additional week of on-the-job training riding in a delivery truck and a service truck to observe how we serve our customers after the sale is made.

- ***Providing a high level of customer service.*** We endeavor to maintain a very high level of customer service as a key component of our culture, which has resulted in average customer satisfaction levels of approximately 91% over the past three years. We measure customer satisfaction on the sales floor, in our delivery operation and in our service department by sending survey cards to all customers to whom we have delivered or installed a product or made a service call. Our customer service resolution department attempts to address all customer complaints within 48 hours of receipt.

Store Development and Growth Strategy

In addition to executing our business strategy, we intend to continue to achieve profitable, controlled growth by increasing same store sales, opening new stores and updating, expanding or relocating our existing stores.

- ***Increasing same store sales.*** We plan to continue to increase our same store sales by:
  - continuing to offer quality products at competitive prices;
  - re-merchandising our product offerings in response to changes in consumer interest and demand;
  - adding new merchandise to our existing product lines;
  - training our sales personnel to increase sales closing rates;
  - updating our stores as needed;
  - continuing to promote sales of computers and smaller electronics, such as video game equipment and GPS devices, including the expansion of high margin accessory items;

- continuing to provide a high level of customer service in sales, delivery and servicing of our products; and
- increasing sales of our merchandise, finance products, service maintenance agreements and credit insurance through direct mail and in-store credit promotion programs.

- ***Opening new stores.*** We intend to take advantage of our reliable infrastructure and proven store model to continue the pace of our new store openings by opening seven to ten new stores in fiscal 2009. This infrastructure includes our proprietary management information systems, training processes, distribution network, merchandising capabilities, supplier relationships, product service capabilities and centralized credit approval and collection management processes. We intend to expand our store base in existing, adjacent and new markets, as follows:
  - *Existing and adjacent markets.* We intend to increase our market presence by opening new stores in our existing markets and in adjacent markets as we identify the need and opportunity. New store openings in these locations will allow us to maximize opportunity in those markets and leverage our existing distribution network, advertising presence, brand name recognition and reputation. In fiscal 2008, we opened new stores in Houston, Dallas, San Antonio and Brownsville.
  - *New markets.* During fiscal 2008, we opened our first store in Oklahoma City, Oklahoma and have identified several new markets that meet our criteria for site selection. We intend to consider these new markets, as well as others, over the next several fiscal years. We intend to first address markets in states in which we currently operate. We expect that this new store growth will include major metropolitan markets in Texas and have also identified a number of smaller markets within Texas and Louisiana in which we expect to explore new store opportunities. Our long-term growth plans include markets in other areas of significant population density in neighboring states.
- ***Updating, expanding or relocating existing stores.*** Over the last three years, we have updated, expanded or relocated many of our stores. We continue to update our prototype store model and implement it at new locations and in existing locations in which the market demands support the required design changes. As we continue to add new stores or replace existing stores, we intend to modify our floor plan to include elements of this new model. We continuously evaluate our existing and potential sites to ensure our stores are in the best possible locations and relocate stores that are not properly positioned. We typically lease rather than purchase our stores to retain the flexibility of managing our financial commitment to a location if we later decide that the store is performing below our standards or the market would be better served by a relocation. After updating, expanding or relocating a store, we expect to increase same store sales at those stores.

The addition of new stores and new and expanded product categories has played, and we believe will continue to play, a significant role in our continued growth and success. We currently operate 69 retail stores located in Texas, Louisiana and Oklahoma. We opened six stores in each of fiscal 2006 and 2007 and seven stores in fiscal 2008. Additionally, we relocated one store during fiscal 2008. We plan to continue our store development program by opening an additional seven to ten new stores, or an approximately 10% increase in total retail floor space, per year and continue to update a portion of our existing stores each year. We believe that continuing our strategies of updating existing stores, growing our store base and locating our stores in desirable geographic markets are essential for our future success.

Customers

We do not have a significant concentration of sales with any individual customer and, therefore, the loss of any one customer would not have a material impact on our business. No single customer accounts for more than 10% of our total revenues; in fact, no single customer accounted for more than $500,000 (less than 0.1%) of our total revenue of $824.1 million during the year ended January 31, 2008.

Products and Merchandising

Product Categories. Each of our stores sells five major categories of products: home appliances, consumer electronics, computers and peripheral equipment, delivery and installation services and other household products, including furniture, lawn and garden equipment and mattresses. The following table, which has been adjusted from previous filings to ensure comparability, presents a summary of total revenues for the years ended January 31, 2006, 2007, and 2008:

	Year Ended January 31,					
	2006		2007		2008	
	Amount	%	Amount	%	Amount	%
Home appliances	$ 224,032	32.0%	$ 231,156	30.4%	$ 223,967	27.2%
Consumer electronics	186,671	26.6	214,285	28.2	244,040	29.6
Track	99,031	14.1	94,188	12.4	102,031	12.4
Delivery	9,344	1.3	11,380	1.5	12,524	1.5
Lawn and garden	17,561	2.5	16,741	2.2	20,914	2.5
Bedding	13,120	1.9	17,721	2.3	16,424	2.0
Furniture	15,320	2.2	33,357	4.4	46,373	5.6
Other	4,798	0.7	5,131	0.6	5,298	0.7
Total product sales	569,877	81.3	623,959	82.0	671,571	81.5
Service maintenance agreement commissions	30,583	4.3	30,567	4.0	36,424	4.4
Service revenues	20,278	2.9	22,411	3.0	22,997	2.8
Total net sales	620,738	88.5	676,937	89.0	730,992	88.7
Finance charges and other	80,410	11.5	83,720	11.0	93,136	11.3
Total revenues	$ 701,148	100.0%	$ 760,657	100.0%	$ 824,128	100.0%

Within these major product categories (excluding service maintenance agreements, service revenues and delivery and installation), we offer our customers over 2,800 SKU's in a wide range of price points. Most of these products are manufactured by brand name companies, including General Electric, Whirlpool, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Serta, Simmons, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. As part of our good-better-best merchandising strategy, our customers are able to choose from products ranging from low-end to mid- to high-end models in each of our key product categories, as follows:

Category	Products	Selected Brands
Home appliances	Refrigerators, freezers, washers, dryers, ranges, dishwashers, built-ins, air conditioners and vacuum cleaners	General Electric, Frigidaire, Whirlpool, Maytag, LG, KitchenAid, Sharp, Friedrich, Roper, Hoover and Eureka
Consumer electronics	LCD, plasma, and DLP televisions, and home theater systems	Sony, Samsung, Mitsubishi, LG, Toshiba, Hitachi, Yamaha and Bose
Track	Computers, computer peripherals, camcorders, digital cameras, DVD players, audio components, compact disc players, GPS devices, video game equipment, speakers and portable electronics (e.g. iPods)	Hewlett Packard, Compaq, Sony, Garmin, Nintendo, Microsoft and Yamaha
Other	Lawn and garden, furniture and mattresses	Poulan, Husqvarna, Toro, Rally, Weedeater, Ashley, Lane, Franklin, Simmons and Serta

Purchasing. We purchase products from over 100 manufacturers and distributors. Our agreements with these manufacturers and distributors typically cover a one or two year time period, are renewable at the option of the parties and are terminable upon 30 days written notice by either party. Similar to other specialty retailers, we purchase a significant portion of our total inventory from a limited number of vendors. During fiscal 2008, 54.8% of our total inventory purchases were from six vendors, including 13.1%, 13.0% and 9.1% of our total inventory from Whirlpool, Samsung and Electrolux, respectively. The loss of any one or more of these key vendors or our failure to establish and maintain relationships with these and other vendors could have a material adverse effect on our results of operations and financial condition. We have no indication that any of our suppliers will discontinue selling us merchandise. We have not experienced significant difficulty in maintaining adequate sources of merchandise, and we generally expect that adequate sources of merchandise will continue to exist for the types of products we sell.

Merchandising Strategy. We focus on providing a comprehensive selection of high-quality merchandise to appeal to a broad range of potential customers. Consistent with our good-better-best merchandising strategy, we offer a wide range of product selections from entry-level models through high-end models. We primarily sell brand name warranted merchandise. Our established relationships with major appliance and electronic vendors and our affiliation with NATM, a major buying group with $3.8 billion in purchases annually, give us purchasing power that allows us to offer custom-featured appliances and electronics and provides us a competitive selling advantage over other independent retailers. As part of our merchandising strategy, we operate four clearance centers with two in Houston, one in San Antonio and one in Dallas to help sell damaged, used or discontinued merchandise.

Pricing. We emphasize competitive pricing on all of our products and maintain a low price guarantee that is valid in all markets for 10 to 30 days after the sale, depending on the product. At most of our stores, to print an invoice that contains pricing other than the price maintained within our computer system, sales personnel must call a special "hotline" number at the corporate office for approval. Personnel staffing this hotline number are familiar with competitor pricing and are authorized to make price adjustments to fulfill our low price guarantee when a customer presents acceptable proof of the competitor's lower price. This centralized function allows us to maintain control of pricing and gross margins, and to store and retrieve pricing data of our competitors.

Customer Service

We focus on customer service as a key component of our strategy. We believe our next day delivery option is one of the keys to our success. Additionally, we attempt to answer and resolve all customer complaints within 48 hours of receipt. We track customer complaints by individual salesperson, delivery person and service technician. We send out over 38,000 customer satisfaction survey cards each month covering all deliveries and service calls. Based upon a response rate from our customers of approximately 15%, we consistently report an average customer satisfaction level of approximately 91%.

Store Operations

Stores. At the end of fiscal 2008 we operated 69 retail and clearance stores located in Texas, Louisiana and Oklahoma. The following table illustrates our markets, the number of freestanding and strip mall stores in each market and the calendar year in which we opened our first store in each market:

Market	Number of Stores		First
	Stand Alone	Strip Mall	Store Opened
Houston	6	16	1983
San Antonio/Austin	6	9	1994
Golden Triangle (Beaumont, Port Arthur and Orange, Texas and Lake Charles, Louisiana)	1	4	1937
Baton Rouge/Lafayette	1	4	1975
Corpus Christi	1	0	2002
Dallas/Fort Worth	1	16	2003
South Texas	0	3	2004
Oklahoma	0	1	2008
Total	16	53	

Our stores have an average selling space of approximately 22,000 square feet, plus a rear storage area averaging approximately 5,500 square feet for fast-moving or smaller products that customers prefer to carry out rather than wait for in-home delivery. Four of our stores are clearance centers for discontinued product models and damaged merchandise, returns and repossessed product located in our San Antonio, Houston and Dallas markets and contain 48,800 square feet of combined selling space. All stores are open from 10:00 a.m. to 9:30 p.m. Monday through Friday, from 9:00 a.m. to 9:30 p.m. on Saturday, and from 11:00 a.m. to 7:00 p.m. on Sunday. We also offer extended store hours during the holiday selling season.

Approximately 77% of our stores are located in strip shopping centers and regional malls, with the balance being stand-alone buildings in "power centers" of big box consumer retail stores. All of our locations have parking available immediately adjacent to the store's front entrance. Our storefronts have a distinctive front that guides the customer to the entrance of the store. Inside the store, a large colorful tile track circles the interior floor of the store. One side of the track leads the customer to major appliances, while the other side of the track leads the customer to a large display of television and projection television products. The inside of the track contains various home office and consumer electronic products such as computers, laptops, printers, DVD players, camcorders, digital cameras, MP3 players, video game equipment and GPS devices. Mattresses, furniture and lawn and garden equipment displays occupy the rear of the sales floor. To reach the cashier's desk at the center of the track area, our customers must walk past our products. We believe this increases sales to customers who have purchased products from us on credit in the past and who return to our stores to make their monthly credit payments.

We have updated many of our stores in the last three years. We expect to continue to update our stores as needed to address each store's specific needs. All of our updated stores, as well as our new stores, include modern interior selling spaces featuring attractive signage and display areas specifically designed for each major product type. Our prototype store for future expansion has from 20,000 to 25,000 square feet of retail selling space, which approximates the average size of our existing stores and a rear storage area of between 5,000 and 7,000 square feet. Our investment to update our stores has averaged approximately $105,000 per store over the past three years, and as a result of the updating, we expect to increase same store sales at those stores. Over the last three years, we have invested approximately $5.1 million updating, refurbishing or relocating our existing stores.

Site Selection. Our stores are typically located adjacent to freeways or major travel arteries and in the vicinity of major retail shopping areas. We prefer to locate our stores in areas where our prominent storefront will be the anchor of the shopping center or readily visible from major thoroughfares. We also attempt to locate our stores in the vicinity of major home appliance and electronics superstores. We have typically entered major metropolitan markets where we can potentially support at least 10 to 12 stores. We believe this number of stores allows us to optimize advertising and distribution costs. We have and may continue to elect to experiment with opening lower numbers of new stores in smaller communities where customer demand for products and services outweighs any extra cost. Other factors we consider when evaluating potential markets include the distance from our distribution centers, our existing store locations and store locations of our competitors and population, demographics and growth potential of the market.

Store Economics. We lease 64 of our 69 current store locations, with an average monthly rent of $20,000. Our average per store investment for the 12 new leased stores we have opened in the last two years was approximately $1.6 million, including leasehold improvements, fixtures and equipment and inventory (net of accounts payable). Our total investment for the location that was built in the last two years totaled approximately $6.8 million, including land, buildings, fixtures and equipment and inventory (net of accounts payable). For these new stores, excluding the clearance center, the net sales per store have averaged $0.7 million per month.

Our new stores have typically been profitable on an operating basis within their first three to six months of operation and, on average have returned our net cash investment in 20 months or less. We consider a new store to be successful if it achieves $8 million to $9 million in sales volume and 2% to 5% in operating margins before other ancillary revenues and allocations of overhead and advertising in the first full year of operation. We expect successful stores that have matured, which generally occurs after two to three years of operations, to generate annual sales of approximately $12 million to $15 million and 5% to 9% in operating margins before other ancillary revenues and overhead and allocations. However, depending on the credit and insurance penetration of an individual store, we believe that a store that does not achieve these levels of sales can still contribute significantly to our pretax margin.

Personnel and Compensation. We staff a typical store with a store manager, an assistant manager, an average of 20 sales personnel and other support staff including cashiers and/or porters based on store size and location. Managers have an average tenure with us exceeding five years and typically have prior sales floor experience. In addition to store managers, we have four district managers that generally oversee from seven to ten stores in each market. Our district managers generally have six to twenty years of sales experience and report to our senior vice president of sales, who has over twenty years of sales experience.

We compensate the majority of our sales associates on a straight commission arrangement, while we generally compensate store managers on a salary basis plus incentives and cashiers at an hourly rate. In some instances, store managers receive earned commissions plus base salary. We believe that because our store compensation plans are tied to sales, they generally provide us an advantage in attracting and retaining highly motivated employees.

Training. New sales personnel must complete an intensive classroom training program conducted in each of our markets. We then require them to spend an additional week riding in delivery and service trucks to gain an understanding of how we serve our customers after the sale is made. Installation and delivery staff and service personnel receive training through an on-the-job program in which individuals are assigned to an experienced installation and delivery or service employee as helpers prior to working alone. In addition, our employees benefit from on-site training conducted by many of our vendors.

We attempt to identify store manager candidates early in their careers with us and place them in a defined program of training. They generally first attend our in-house training program, which provides guidance and direction for the development of managerial and supervisory skills. They then attend a Dale Carnegie certified management course that helps solidify their management knowledge and builds upon their internal training. After completion of these training programs, manager candidates work as assistant managers for six to twelve months and are then allowed to manage one of our smaller stores, where they are supervised closely by the store's district manager. We give new managers an opportunity to operate larger stores as they become more proficient in their management skills. Each store manager attends mandatory training sessions on a monthly basis and also attends bi-weekly sales training meetings where participants receive and discuss new product information.

Marketing

We design our marketing and advertising programs to increase our brand name recognition, educate consumers about our products and services and generate customer traffic in order to increase sales. We conduct our advertising programs primarily through newspapers, radio and television stations and direct marketing through direct mail, telephone and our website. Our promotional programs include the use of discounts, rebates, product bundling and no-interest financing plans.

Our website, www.conns.com, provides customers the ability to purchase our products on-line, offers information about our selection of products and provides useful information to the consumer on pricing, features and benefits for each product, in addition to required corporate governance information. Our website also allows the customers residing in the markets in which we operate retail locations to apply and be considered for credit. The website currently averages approximately 11,000 visits per day from potential and existing customers and during fiscal 2008, was the source of credit applications. The website is linked to a call center, allowing us to better assist customers with their credit and product needs.

Distribution and Inventory Management

We typically locate our stores in close proximity of our five regional distribution centers located in Houston, San Antonio, Dallas and Beaumont, Texas and Lafayette, Louisiana and smaller cross-dock facilities in Austin and Harlingen, Texas and Oklahoma City, Oklahoma. This enables us to deliver products to our customers quickly, reduces inventory requirements at the individual stores and facilitates regionalized inventory and accounting controls.

In our retail stores we maintain an inventory of fast-moving items and products that the customer is likely to carry out of the store. Our sophisticated Distribution Inventory Sales computer system and the use of scanning technology in our distribution centers allow us to determine, on a real-time basis, the exact location of any product we sell. If we do not have a product at the desired retail store at the time of sale, we can provide it through our distribution system on a next day basis.

We maintain a fleet of tractors and trailers that allow us to move products from market to market and from distribution centers to stores to meet customer needs. Our fleet of home delivery vehicles enables our highly-trained delivery and installation specialists to quickly complete the sales process, enhancing customer service. We receive a delivery fee based on the products sold and the services needed to complete the delivery. Additionally, we are able to complete deliveries to our customers on the day after the sale for approximately 93% of our customers who have scheduled delivery during that timeframe.

Finance Operations

General. We sell our products for cash or for payment through major credit cards, in addition to offering our customers several financing alternatives through our proprietary credit programs. In the last three fiscal years, we financed, on average, approximately 59% of our retail sales through one of our two credit programs. We offer our customers a choice of installment payment plans and revolving credit plans through our primary credit portfolio. We also offer an installment program through our secondary credit portfolio to a limited number of customers who do not qualify for credit under our primary credit portfolio. Additionally, the most credit worthy customers in our primary credit portfolio may be eligible for no-interest financing plans. The following table shows our product and service maintenance agreements sales, net of returns and allowances, by method of payment for the periods indicated.

	Year Ended January 31,					
	2006		2007		2008	
	Amount	%	Amount	%	Amount	%
Cash and other credit cards	$ 254,047	42.3%	$ 274,533	42.0%	$ 267,931	37.8%
Primary credit portfolio:						
Installment	263,667	43.9	262,653	40.1	340,274	48.1
Revolving	30,697	5.1	43,225	6.6	34,025	4.8
Secondary credit portfolio	52,049	8.7	74,115	11.3	65,765	9.3
Total	$ 600,460	100.0%	$ 654,526	100.0%	$ 707,995	100.0%

Credit Approval. Our credit programs are managed by our centralized credit underwriting department staff, independent of sales personnel. As part of our centralized credit approval process, we have developed a proprietary standardized scoring model that provides preliminary credit decisions, including down payment amounts and credit terms, based on both customer and product risk. The weighted average origination credit score of the receivables included in the sold portfolio was 611 at January 31, 2008, excluding bankruptcy accounts and accounts that had no credit score. While we automatically approve some credit applications from customers, approximately 92% of our credit decisions are based on evaluation of the customer's creditworthiness by a qualified credit grader. As of January 31, 2008, we employed over 450 full-time and part-time employees who focus on credit approval, collections and credit customer service. Employees in these operational areas are trained to follow our strict methodology in approving credit, collecting our accounts, and charging off any uncollectible accounts based on pre-determined aging criteria, depending on their area of responsibility.

A significant part of our ability to control delinquency and net charge-off is based on the level of down payments that we require and the purchase money security interest that we obtain in the product financed, which reduce our credit risk and increase our customers' ability and willingness to meet their future obligations. We require the customer to purchase or provide proof of credit property insurance coverage to offset potential losses relating to theft or damage of the product financed.

Installment accounts are paid over a specified period of time with set monthly payments. Revolving accounts provide customers with a specified amount which the customer may borrow, repay and re-borrow so long as the credit limit is not exceeded. Most of our installment accounts provide for payment over 12 to 36 months, with the average account in the primary credit portfolio remaining outstanding for approximately 12 to 14 months. Our revolving accounts remain outstanding approximately 13 to 15 months. During fiscal 2008, approximately 12% of the applications approved under the primary program were approved automatically through our computer system based on the customer's credit history. The remaining applications, of both new and repeat customers, are sent to an experienced in-house credit grader.

We created our secondary credit portfolio program to meet the needs of those customers who do not qualify for credit under our primary program, typically due to past credit problems or lack of credit history. If we cannot approve a customer's application for credit under our primary portfolio, we automatically send the application to the credit staff of our secondary portfolio for further consideration, using stricter underwriting criteria. The additional requirements include verification of employment and recent work history, reference checks and higher required down payment levels. We offer only the installment program to those customers that qualify under these stricter underwriting criteria. An experienced, in-house credit grader administers the credit approval process for all applications received under our secondary portfolio program. Most of the installment accounts approved under this program provide for repayment over 12 to 36 months, with the average account was remaining outstanding for approximately 18 to 20 months.

The following tables present, for comparison purposes, information regarding our two credit portfolios.

	Primary Portfolio (1)		
	Year Ended January 31,		
	2006	2007	2008
	(total outstanding balance in thousands)		
Total outstanding balance (period end)	$ 421,649	$ 435,607	$ 511,586
Average outstanding customer balance	$ 1,284	$ 1,250	$ 1,287
Number of active accounts (period end)	328,402	348,593	397,606
Total applications processed (2)	684,674	778,784	823,627
Percent of retail sales financed	49.0%	46.7%	52.9%
Total applications approved	52.8%	45.8%	48.6%
Average down payment	7.6%	10.6%	7.4%
Average interest spread (3)	12.0%	11.0%	12.9%

	Secondary Portfolio		
	Year Ended January 31,		
	2006	2007	2008
	(total outstanding balance in thousands)		
Total outstanding balance (period end)	$ 98,072	$ 133,944	$ 143,281
Average outstanding customer balance	$ 1,128	$ 1,212	$ 1,264
Number of active accounts (period end)	86,936	110,472	113,316
Total applications processed (2)	314,698	404,543	400,592
Percent of retail sales financed	8.7%	11.3%	9.3%
Total applications approved	34.1%	32.1%	29.8%
Average down payment	26.4%	25.1%	24.4%
Average interest spread (3)	14.1%	13.5%	14.0%

	Combined Portfolio (1)		
	Year Ended January 31,		
	2006	2007	2008
	(total outstanding balance in thousands)		
Total outstanding balance (period end)	$ 519,721	$ 569,551	$ 654,867
Average outstanding customer balance	$ 1,251	$ 1,241	$ 1,282
Number of active accounts (period end)	415,338	459,065	510,922
Total applications processed (2)	999,372	1,183,327	1,224,219
Percent of retail sales financed	57.7%	58.0%	62.2%
Total applications approved	44.3%	41.7%	45.3%
Average down payment	10.9%	13.7%	9.9%
Average interest spread (3)	12.4%	11.5%	13.2%

(1) The Primary Portfolio consists of owned and sold receivables.
(2) Unapproved credit applications in the primary portfolio are automatically referred to the secondary portfolio.
(3) Difference between the average interest rate yield on the portfolio and the average cost of funds under the securitization program plus the allocated interest related to funds required to finance the credit enhancement portion of the portfolio. Also reflects the loss of interest income resulting from interest free promotional programs.

Credit Quality. We enter into securitization transactions to sell our retail receivables to a qualifying special purpose entity or QSPE, which we formed for this purpose. After the sale, we continue to service these receivables under a contract with the QSPE. We closely monitor these credit portfolios to identify delinquent accounts early and dedicate resources to contacting customers concerning past due accounts. We believe that our local presence, ability to work with customers and flexible financing alternatives contribute to the historically low net charge-off rates on these portfolios. In addition, our customers have the opportunity to make their monthly payments in our stores, and approximately 56% of our active credit accounts did so at some time during the last 12 months. We believe that these factors help us maintain a relationship with the customer that keeps losses low while encouraging repeat purchases.

Our collection activities involve a combination of efforts that take place in our corporate office and San Antonio collection centers, and outside collection efforts that involve a visit by one of our credit counselors to the customer's home. We maintain a predictive dialer system and letter campaign that helps us contact between 25,000 and 30,000 delinquent customers daily. We also maintain an experienced skip-trace department that utilizes current technology to locate customers who have moved and left no forwarding address. Our outside collectors provide on-site contact with the customer to assist in the collection process or, if needed, to actually repossess the product in the event of non-payment. Repossessions are made when it is clear that the customer is unwilling to establish a reasonable payment program. Our legal department represents us in bankruptcy proceedings and filing of delinquency judgment claims and helps handle any legal issues associated with the collection process.

Generally, we deem an account to be uncollectible and charge it off if the account is 120 days or more past due and we have not received a payment in the last seven months. Over the last 36 months, we have recovered approximately 12% of charged-off amounts through our collection activities. The income that we realize from our interest in securitized receivables depends on a number of factors, including expected credit losses. Therefore, it is to our advantage to maintain a low delinquency rate and loss ratio on these credit portfolios.

Our accounting and credit staff consistently monitor trends in charge-offs by examining the various characteristics of the charge-offs, including store of origination, product type, customer credit information, down payment amounts and other identifying information. We track our charge-offs both gross, before recoveries, and net, after recoveries. We periodically adjust our credit granting, collection and charge-off policies based on this information.

The following tables reflects the performance of our two credit portfolios, net of unearned interest.

	Primary Portfolio (1)			Secondary Portfolio		
	Year Ended January 31,			Year Ended January 31,		
	2006	2007	2008	2006	2007	2008
	(dollars in thousands)			(dollars in thousands)		
Total outstanding balance (period end)	$ 421,649	$ 435,607	$ 511,586	$ 98,072	$ 133,944	$ 143,281
Average total outstanding balance	$ 387,464	$ 417,747	$ 465,429	$ 83,461	$ 116,749	$ 141,202
Account balances over 60 days old (period end)	$ 26,029	$ 26,024	$ 31,558	$ 9,508	$ 11,638	$ 18,220
Percent of balances over 60 days old to total outstanding (period end) (2)	6.2%	6.0%	6.2%	9.7%	8.7%	12.7%
Bad debt write-offs (net of recoveries)	$ 9,852	$ 13,507	$ 12,429	$ 1,915	$ 3,896	$ 4,989
Percent of write-offs (net) to average outstanding (3)	2.5%	3.2%	2.7%	2.2%	3.3%	3.5%

	Combined Portfolio (1)		
	Year Ended January 31,		
	2006	2007	2008
	(dollars in thousands)		
Total outstanding balance (period end)	$ 519,721	$ 569,551	$ 654,867
Average total outstanding balance	$ 470,925	$ 534,496	$ 606,628
Account balances over 60 days old (period end)	$ 35,537	$ 37,662	$ 49,778
Percent of balances over 60 days old to total outstanding (period end) (2)	6.8%	6.6%	7.6%
Bad debt write-offs (net of recoveries)	$ 11,767	$ 17,403	$ 17,418
Percent of write-offs (net) to average outstanding (3)	2.5%	3.3%	2.9%

(1) The Primary Portfolio consists of owned and sold receivables.
(2) At January 31, 2006, the percent of balances over 60 days old was elevated due to the impact of Hurricanes Katrina and Rita. See additional discussion in Management's Discussion and Analysis of Financial Condition and Results of Operations.
(3) The fiscal year ended January 31, 2007, was impacted by the disruption to our credit collection operations caused by Hurricane Rita.

The following table presents information regarding the growth of our combined credit portfolios, including unearned interest.

	Year Ended January 31,		
	2006	2007	2008
	(dollars in thousands)		
Beginning balance	$ 514,204	$ 620,736	$ 675,253
New receivables financed	495,553	511,158	615,606
Revolving finance charges	3,858	3,892	3,838
Returns on account	(5,397)	(5,465)	(5,474)
Collections on account	(375,342)	(437,665)	(491,487)
Accounts charged off	(14,392)	(19,538)	(19,622)
Recoveries of charge-offs	2,252	2,135	2,204
Ending balance	620,736	675,253	780,318
Less unearned interest at end of period	(101,015)	(105,702)	(125,451)
Total portfolio, net	$ 519,721	$ 569,551	$ 654,867

Product Support Services

Credit Insurance. Acting as agents for unaffiliated insurance companies, we sell credit life, credit disability, credit involuntary unemployment and credit property insurance at all of our stores. These products cover payment of the customer's credit account in the event of the customer's death, disability or involuntary unemployment or if the financed property is lost or damaged. We receive sales commissions from the unaffiliated insurance company at the time we sell the coverage, and we recognize retrospective commissions, which are additional commissions paid by the insurance carrier if insurance claims are less than earned premiums.

We require proof of property insurance on all installment credit purchases, although we do not require that customers purchase this insurance from us. During fiscal 2008, approximately 75.2% of our credit customers purchased one or more of the credit insurance products we offer, and approximately 18.9% purchased all of the insurance products we offer. Commission revenues from the sale of credit insurance contracts represented approximately 2.4%, 2.4% and 2.6% of total revenues for fiscal years 2006, 2007 and 2008, respectively.

Warranty Service. We provide service for all of the products we sell and only for the products we sell. Customers purchased service maintenance agreements on products representing approximately 49.4% of our total retail sales for fiscal 2008. These agreements broaden and extend the period of covered manufacturer warranty service for up to five years from the date of purchase, depending on the product, and cover certain items during the manufacturer's warranty period. These agreements are sold at the time the product is purchased. Customers may finance the cost of the agreements along with the purchase price of the associated product. We contact the customer prior to the expiration of the service maintenance period to provide them the opportunity to renew the period of warranty coverage.

We have contracts with unaffiliated third party insurers that issue the service maintenance agreements to cover the costs of repairs performed by our service department under these agreements. The initial service contract is between the customer and the independent insurance company, but we are the insurance company's first choice to provide service when it is needed. We receive a commission on the sale of the contract, and we bill the insurance company for the cost of the service work that we perform. Commissions earned on the sales of these third party contracts are recognized in revenues at the time of the sale. We are the obligor under renewal contracts sold after the primary warranty and third party service maintenance agreements expire. Under renewal contracts we recognize revenues received, and direct selling expenses incurred, over the life of the contracts, and expense the cost of the service work performed as products are repaired.

Of the 16,000 to 23,000 repairs that we perform each month, approximately 32.6% are covered under these service maintenance agreements, approximately 35.3% are covered by manufacturer warranties and the remainder are "walk-in" repairs from our customers. Revenues from the sale of service maintenance agreements represented approximately 4.9%, 4.5%, and 5.0% of net sales during fiscal years 2006, 2007 and 2008, respectively.

Management Information Systems

We have a fully integrated management information system that tracks, on a real-time basis, point-of-sale information, inventory receipt and distribution, merchandise movement and financial information. The management information system also includes a local area network that connects all corporate users to e-mail, scheduling and various servers. All of our facilities are linked by a wide-area network that provides communication for in-house credit authorization and real-time capture of sales and merchandise movement at the store level. In our distribution centers, we use wireless terminals to assist in receiving, stock put-away, stock movement, order filling, cycle counting and inventory management. At our stores, we currently use desktop terminals to provide sales, and inventory receiving, transferring and maintenance capabilities.

Our integrated management information system also includes extensive functionality for management of the complete credit portfolio life cycle as well as functionality for the management of product service. The credit system continues from our in-house credit authorization through account set up and tracking, credit portfolio condition, collections, credit employee productivity metrics, skip-tracing, and bankruptcy, fraud and legal account management. The service system provides for service order processing, warranty claims processing, parts inventory management, technician scheduling and dispatch, technician performance metrics and customer satisfaction measurement. The sales, credit and service systems share a common customer and product sold database.

Our point of sale system uses an IBM Series i5 hardware system that runs on the i5OS operating system. This system enables us to use a variety of readily available applications in conjunction with software that supports the system. All of our current business application software, except our website, accounting, human resources and credit legal systems, has been developed in-house by our management information system employees. We believe our management information systems efficiently support our current operations and provide a foundation for future growth.

We employ Nortel telephone switches and state of the art Avaya predictive dialers, as well as a redundant data network and cable plant, to improve the efficiency of our collection and overall corporate communication efforts.

As part of our ongoing system availability protection and disaster recovery planning, we have implemented a secondary IBM Series i5 system. We installed and implemented the back-up IBM Series i5 system in our corporate offices to provide the ability to switch production processing from the primary system to the secondary system within thirty minutes should the primary system become disabled or unreachable. The two machines are kept synchronized utilizing third party software. This backup system provides "high availability" of the production processing environment. The primary IBM Series i5 system is geographically removed from our corporate office for purposes of disaster recovery and security. Our disaster recovery plan worked as designed during our evacuation from our corporate headquarters in Beaumont, Texas, due to Hurricane Rita in September 2005. While we were displaced, our store, distribution and service operations that were not impacted by the hurricane continued to have normal system availability and functionality.

Competition

According to *Twice*, total industry manufacturer sales of home appliances and consumer electronics products in the United States, including imports, to the top 100 dealers were estimated to be $24.0 billion and $113.1 billion, respectively, in 2006. The retail home appliance market is large and concentrated among a few major suppliers. Sears has historically been the leader in the retail home appliance market, with a market share among the top 100 retailers of approximately 39% in 2005 and 37% in 2006. The consumer electronics market is highly fragmented. We estimate that the two largest consumer electronics superstore chains accounted for approximately 32% of the total electronics sales attributable to the 100 largest retailers in 2006. However, new entrants in both industries have been successful in gaining market share by offering similar product selections at lower prices.

As reported by *Twice*, based upon revenue in 2006, we were the 9th largest retailer of home appliances and the 37th largest retailer of consumer electronics. Our competitors include national mass merchants such as Sears and Wal-Mart, specialized national retailers such as Circuit City and Best Buy, home improvement stores such as Lowe's and Home Depot, and locally-owned regional or independent retail specialty stores. The availability and convenience of the Internet is increasing as a competitive factor in our industry.

We compete primarily based on enhanced customer service through our unique sales force training and product knowledge, next day delivery capabilities, proprietary in-house credit program, guaranteed low prices and product repair service.

Regulation

The extension of credit to consumers is a highly regulated area of our business. Numerous federal and state laws impose disclosure and other requirements on the origination, servicing and enforcement of credit accounts. These laws include, but are not limited to, the Federal Truth in Lending Act, Equal Credit Opportunity Act and Federal Trade Commission Act. State laws impose limitations on the maximum amount of finance charges that we can charge and also impose other restrictions on consumer creditors, such as us, including restrictions on collection and enforcement. We routinely review our contracts and procedures to ensure compliance with applicable consumer credit laws. Failure on our part to comply with applicable laws could expose us to substantial penalties and claims for damages and, in certain circumstances, may require us to refund finance charges already paid and to forego finance charges not yet paid under non-complying contracts. We believe that we are in substantial compliance with all applicable federal and state consumer credit and collection laws.

Our sale of credit life, credit disability, credit involuntary unemployment and credit property insurance products is also highly regulated. State laws currently impose disclosure obligations with respect to our sales of credit and other insurance products similar to those required by the Federal Truth in Lending Act, impose restrictions on the amount of premiums that we may charge and require licensing of certain of our employees and operating entities. We believe we are in substantial compliance with all applicable laws and regulations relating to our credit insurance business.

Employees

As of January 31, 2008, we had approximately 2,800 full-time employees and 100 part-time employees, of which approximately 1,300 were sales personnel. We offer a comprehensive benefits package including health, life, short and long term disability, and dental insurance coverage as well as a 401(k) plan, employee stock purchase plan, paid vacation and holiday pay. None of our employees are covered by collective bargaining agreements and we believe our employee relations are good. Conn's has formal dispute resolution plan that requires mandatory arbitration for employment related issues. The plan covers all applicants and current employees, and covers former employees who left Conn's on or after March 1, 2006.

Tradenames and Trademarks

We have registered the trademarks "Conn's" and our logos.

Available Information

We are subject to reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and its rules and regulations. The Exchange Act requires us to file reports, proxy and other information statements and other information with the Securities and Exchange Commission (SEC). Copies of these reports, proxy statements and other information can be inspected and copied at the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain these materials electronically by accessing the SEC's home page on the internet at www.sec.gov.

Our board has adopted a code of business conduct and ethics for our employees, a code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes are published on our website at www.conns.com under "Investor Relations." We intend to make all required disclosures concerning any amendments to, waivers from, these codes on our website. In addition, we make available, free of charge on our internet website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC. You may review these documents, under the heading "Conn's Investor Relations," by accessing our website at www.conns.com. Also, reports and other information concerning us are available for inspection and copying at NASDAQ Capital Markets.

ITEM 1A. RISK FACTORS.

An investment in our common stock involves risks and uncertainties. You should consider carefully the following information about these risks and uncertainties before buying shares of our common stock. The occurrence of any of the risks described below could adversely affect our business, financial condition or results of operations. In that case, the trading price of our stock could decline, and you could lose all or part of the value of your investment.

Our success depends on our ability to open and operate profitably new stores in existing, adjacent and new geographic markets.

We plan to continue our expansion by opening an additional seven to 10 new stores in fiscal 2009. We have not yet selected sites for all of the stores that we plan to open within the next fiscal year. We may not be able to open all of these stores, and any new stores that we open may not be profitable or meet our goals. Any of these circumstances could have a material adverse effect on our financial results.

There are a number of factors that could affect our ability to open and operate new stores consistent with our business plan, including:

- competition in existing, adjacent and new markets;
- competitive conditions, consumer tastes and discretionary spending patterns in adjacent and new markets that are different from those in our existing markets;
- a lack of consumer demand for our products or financing programs at levels that can support new store growth;
- inability to make customer financing programs available that allow consumer to purchase products at levels that can support new store growth;
- limitations created by covenants and conditions under our credit facilities and our asset-backed securitization program;
- the availability of additional financial resources;
- the substantial outlay of financial resources required to open new stores and the possibility that we may recognize little or no related benefit;
- an inability or unwillingness of vendors to supply product on a timely basis at competitive prices;
- the failure to open enough stores in new markets to achieve a sufficient market presence;
- the inability to identify suitable sites and to negotiate acceptable leases for these sites;
- unfamiliarity with local real estate markets and demographics in adjacent and new markets;
- problems in adapting our distribution and other operational and management systems to an expanded network of stores;
- difficulties associated with the hiring, training and retention of additional skilled personnel, including store managers; and
- higher costs for print, radio and television advertising.

These factors may also affect the ability of any newly opened stores to achieve sales and profitability levels comparable with our existing stores or to become profitable at all.

If we are unable to manage our growing business, our revenues may not increase as anticipated, our cost of operations may rise and our profitability may decline.

We face many business risks associated with growing companies, including the risk that our management, financial controls and information systems will be inadequate to support our planned expansion. Our growth plans will require management to expend significant time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing, warehousing and distribution systems and employee training programs. We cannot predict whether we will be able to manage effectively these increased demands or respond on a timely basis to the changing demands that our planned expansion will impose on our management, financial controls and information systems. If we fail to manage successfully the challenges our growth poses, do not continue to improve these systems and controls or encounter unexpected difficulties during our expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

The inability to obtain funding for our credit operations through securitization facilities or other sources may adversely affect our business and expansion plans.

We finance most of our customer receivables through asset-backed securitization facilities. The trust arrangement governing these facilities currently provides for three separate series of asset-backed notes that allowed us, as of January 31, 2008, to borrow up to $640 million to finance customer receivables. Under each note series, we transfer customer receivables to a qualifying special purpose entity we formed for this purpose, in exchange for cash, subordinated securities and the right to receive cash flows equal to the interest rate spread between the transferred receivables and the notes issued to third parties. This qualifying special purpose entity, in turn, issues notes collateralized by these receivables that entitle the holders of the notes to participate in certain cash flows from these receivables. The 2002 Series A program is a $450 million variable funding note, of which $278.0 million was drawn as of January 31, 2008. The 2002 Series A program consists of a $250 million 364-day tranche that is up for renewal in July 2008, and a $200 million tranche that matures in August 2011. If the $250 million 364-day commitment is not renewed in July 2008, the qualifying special purpose entity would be required to use the proceeds from collections on the receivables portfolio to pay off the portion of the 2002 Series A note that is greater than $200 million. If that were to occur, and if we are not able to complete the issuance of an additional series of medium-term notes, we would be required to fund new receivables generated using our existing cash flows, borrowings on our credit facilities and may be required to obtain new sources of financing to continue funding our credit operations. The 2002 Series B program consists of $40.0 million in private bond placements that began scheduled principal payments in October 2006. The 2006 Series A program consists of $150 million in private bond placements that will require scheduled principal payments beginning in September 2010.

Our ability to raise additional capital through further securitization transactions, and to do so on economically favorable terms, depends in large part on factors that are beyond our control.

These factors include:

- conditions in the securities and finance markets generally;
- conditions in the markets for securitized instruments;
- the credit quality and performance of our customer receivables;
- our ability to obtain financial support for required credit enhancement;
- our ability to adequately service our financial instruments;
- the absence of any material downgrading or withdrawal of ratings given to our securities previously issued in securitizations; and
- prevailing interest rates.

Our ability to finance customer receivables under our current asset-backed securitization facilities depends on our continued compliance with covenants relating to our business and our customer receivables. If these programs reach their capacity or otherwise become unavailable, and we are unable to arrange substitute securitization facilities or other sources of financing, we may have to limit the amount of credit that we make available through our customer finance programs. This may adversely affect revenues and results of operations. Further, our inability to obtain funding through securitization facilities or other sources may adversely affect the profitability of outstanding accounts under our credit programs if existing customers fail to repay outstanding credit due to our refusal to grant additional credit. Since our cost of funds under our bank credit facility is expected to be greater than our cost of funds under our current securitization facility, increased reliance on our bank credit facility may adversely affect our net income.

We also have a revolving credit facility of $50 million that can be used for working capital purposes, including funding credit portfolio growth. The credit facility has an accordion feature that allows further expansion of the facility to $90 million, under certain conditions. This facility has a maturity date of November 1, 2010, and provides a sublimit of $5 million for standby letters of credit.

An increase in interest rates may adversely affect our profitability.

The interest rates on our bank credit facility and the 2002 Series A program under our asset-backed securitization facility fluctuate up or down based upon the LIBOR rate, the prime rate of our administrative agent or the federal funds rate in the case of the bank credit facility and the commercial paper rate in the case of the 2002 Series A program. Additionally, the level of interest rates in the market in general will impact the interest rate on medium-term notes issued under our asset-backed securitization facility. To the extent that such rates increase, the fair value of our interests in securitized assets will decline and our interest expense could increase, which may result in a decrease in our profitability.

We have significant future capital needs which we may be unable to fund, and we may need additional funding sooner than currently anticipated.

We will need substantial capital to finance our expansion plans, including funds for capital expenditures, pre-opening costs and initial operating losses related to new store openings. We may not be able to obtain additional financing on acceptable terms. If adequate funds are not available, we will have to curtail projected growth, which could materially adversely affect our business, financial condition, operating results or cash flows.

We estimate that capital expenditures during fiscal 2009 will be approximately $20 million to $25 million and that capital expenditures during future years may exceed this amount. We expect that cash provided by operating activities, available borrowings under our credit facility, and access to the unfunded portion of our asset-backed securitization program will be sufficient to fund our operations, store expansion and updating activities and capital expenditure programs for at least 12 months. However, this may not be the case. We may be required to seek additional capital earlier than anticipated if future cash flows from operations fail to meet our expectations and costs or capital expenditures related to new store openings exceed anticipated amounts.

A decrease in our credit sales or a decline in credit quality could lead to a decrease in our product sales and profitability.

In the last three fiscal years, we financed, on average, approximately 59% of our retail sales through our internal credit programs. Our ability to provide credit as a financing alternative for our customers depends on many factors, including the quality of our accounts receivable portfolio. Payments on some of our credit accounts become delinquent from time to time, and some accounts end up in default, due to several factors, such as general and local economic conditions, including the impact of rising interest rates on sub-prime mortgage borrowers. As we expand into new markets, we will obtain new credit accounts that may present a higher risk than our existing credit accounts since new credit customers do not have an established credit history with us. A general decline in the quality of our accounts receivable portfolio could lead to a reduction of available credit provided through our finance operations. As a result, we might sell fewer products, which could adversely affect our earnings. Further, because approximately 56% of our credit customers make their credit account payments in our stores, any decrease in credit sales could reduce traffic in our stores and lower our revenues. A decline in the credit quality of our credit accounts could also cause an increase in our credit losses, which could result in a decrease in our securitization income or increase the provision for bad debts on our statement of operations and result in an adverse effect on our earnings. A decline in credit quality could also lead to stricter underwriting criteria which might have a negative impact on sales.

A downturn in the economy may affect consumer purchases of discretionary items, which could reduce our net sales.

A portion of our sales represent discretionary spending by our customers. Many factors affect spending, including regional or world events, war, conditions in financial markets, general business conditions, interest rates, inflation, energy and gasoline prices, consumer debt levels, the availability of consumer credit, taxation, unemployment trends and other matters that influence consumer confidence and spending. Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our net sales and profitability could decline.

We face significant competition from national, regional and local retailers of home appliances and consumer electronics.

The retail market for consumer electronics is highly fragmented and intensely competitive and the market for home appliances is concentrated among a few major dealers. We currently compete against a diverse group of retailers, including national mass merchants such as Sears, Wal-Mart, Target, Sam's Club and Costco, specialized national retailers such as Circuit City and Best Buy, home improvement stores such as Lowe's and Home Depot, and locally-owned regional or independent retail specialty stores that sell home appliances and consumer electronics similar, and often identical, to those we sell. We also compete with retailers that market products through store catalogs and the Internet. In addition, there are few barriers to entry into our current and contemplated markets, and new competitors may enter our current or future markets at any time.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better sustain economic downturns. Our competitors may respond more quickly to new or emerging technologies and may have greater resources to devote to promotion and sale of products and services. If two or more competitors consolidate their businesses or enter into strategic partnerships, they may be able to compete more effectively against us.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

- expansion by our existing competitors or entry by new competitors into markets where we currently operate;
- the decreased size of flat-panel televisions allowing new entrants to display and sell the product;
- lower pricing;
- aggressive advertising and marketing;
- extension of credit to customers on terms more favorable than we offer;
- larger store size, which may result in greater operational efficiencies, or innovative store formats; and
- adoption of improved retail sales methods.

Competition from any of these sources could cause us to lose market share, revenues and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our results of operations.

If new products are not introduced or consumers do not accept new products, our sales may decline.

Our ability to maintain and increase revenues depends to a large extent on the periodic introduction and availability of new products and technologies. We believe that the introduction and continued growth in consumer acceptance of new products, such as digital video recorders and digital, high-definition televisions, will have a significant impact on our ability to increase revenues. These products are subject to significant technological changes and pricing limitations and are subject to the actions and cooperation of third parties, such as movie distributors and television and radio broadcasters, all of which could affect the success of these and other new consumer electronics technologies. It is possible that new products will never achieve widespread consumer acceptance.

If we fail to anticipate changes in consumer preferences, our sales may decline.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in consumer preferences relating to home appliances and consumer electronics. If we fail to identify and respond to these changes, our sales of these products may decline. In addition, we often make commitments to purchase products from our vendors up to six months in advance of proposed delivery dates. Significant deviation from the projected demand for products that we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to reduce prices to dispose of excess inventory.

A disruption in our relationships with, or in the operations of, any of our key suppliers could cause our sales to decline.

The success of our business and growth strategies depends to a significant degree on our relationships with our suppliers, particularly our brand name suppliers such as General Electric, Whirlpool, Frigidaire, Maytag, LG, Mitsubishi, Samsung, Sony, Toshiba, Hitachi, Serta, Simmons, Ashley, Lane, Hewlett Packard, Compaq, Poulan, Husqvarna and Toro. We do not have long term supply agreements or exclusive arrangements with the majority of our vendors. We typically order our inventory through the issuance of individual purchase orders to vendors. We also rely on our suppliers for cooperative advertising support. We may be subject to rationing by suppliers with respect to a number of limited distribution items. In addition, we rely heavily on a relatively small number of suppliers. Our top six suppliers represented 54.8% of our purchases for fiscal 2008, and the top two suppliers represented approximately 26.1% of our total purchases. The loss of any one or more of these key vendors or our failure to establish and maintain relationships with these and other vendors could have a material adverse effect on our results of operations and financial condition.

Our ability to enter new markets successfully depends, to a significant extent, on the willingness and ability of our vendors to supply merchandise to additional warehouses or stores. If vendors are unwilling or unable to supply some or all of their products to us at acceptable prices in one or more markets, our results of operations and financial condition could be materially adversely affected.

Furthermore, we rely on credit from vendors to purchase our products. As of January 31, 2008, we had $30.4 million in accounts payable and $81.5 million in merchandise inventories. A substantial change in credit terms from vendors or vendors' willingness to extend credit to us would reduce our ability to obtain the merchandise that we sell, which could have a material adverse effect on our sales and results of operations.

Our vendors also supply us with marketing funds and volume rebates. If our vendors fail to continue these incentives it could have a material adverse effect on our sales and results of operations.

You should not rely on our comparable store sales as an indication of our future results of operations because they fluctuate significantly.

Our historical same store sales growth figures have fluctuated significantly from quarter to quarter. For example, same store sales growth for each of the quarters of fiscal 2008 were -0.3%, 5.0%, 6.8%, and 1.9%, respectively. A number of factors have historically affected, and will continue to affect, our comparable store sales results, including:

- changes in competition;
- general economic conditions;
- new product introductions;
- consumer trends;
- changes in our merchandise mix;
- changes in the relative sales price points of our major product categories;
- ability to offer credit programs attractive to our customers;

- the impact of our new stores on our existing stores, including potential decreases in existing stores' sales as a result of opening new stores;

- weather conditions in our markets;

- timing of promotional events;

- timing, location and participants of major sporting events; and

- our ability to execute our business strategy effectively.

Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate significantly.

Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate, which could adversely affect our common stock price.

We experience seasonal fluctuations in our net sales and operating results. In fiscal 2008, we generated 27.4% of our net sales and 33.0% of our net income in the fiscal quarter ended January 31 (which included the holiday selling season). We also incur significant additional expenses during this fiscal quarter due to higher purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during the fiscal quarter ending January 31, our net sales could decline, resulting in excess inventory or increased sales discounts to sell excess inventory, which could harm our financial performance. A shortfall in expected net sales, combined with our significant additional expenses during this fiscal quarter, could cause a significant decline in our operating results. This could adversely affect our common stock price.

Our business could be adversely affected by changes in consumer protection laws and regulations.

Federal and state consumer protection laws and regulations, such as the Fair Credit Reporting Act, limit the manner in which we may offer and extend credit. Since we finance a substantial portion of our sales, any adverse change in the regulation of consumer credit could adversely affect our total revenues and gross margins. For example, new laws or regulations could limit the amount of interest or fees that may be charged on consumer credit accounts or restrict our ability to collect on account balances, which would have a material adverse effect on our earnings. During 2005, new bankruptcy laws went into effect that impacted our customers' ability to file for bankruptcy. Historically, we had been relatively effective in pursuing our position as a secured creditor of bankrupt borrowers and obtaining payments on the related accounts and contracts. However, at this time we cannot be certain what long term impact these changes will have on our delinquency or loss experience. Compliance with existing and future laws or regulations could require us to make material expenditures, in particular personnel training costs, or otherwise adversely affect our business or financial results. Failure to comply with these laws or regulations, even if inadvertent, could result in negative publicity, fines or additional licensing expenses, any of which could have an adverse effect on our results of operations and stock price.

Pending litigation relating to the sale of credit insurance and the sale of service maintenance agreements in the retail industry could adversely affect our business.

We understand that states' attorneys general and private plaintiffs have filed lawsuits against other retailers relating to improper practices conducted in connection with the sale of credit insurance in several jurisdictions around the country. We offer credit insurance in all of our stores and require the customer to purchase property insurance from us or from a third party provider, at their election, in connection with sales of merchandise on installment credit; therefore, similar litigation could be brought against us. While we believe we are in full compliance with applicable laws and regulations, if we are found liable in any future lawsuit regarding credit insurance or service maintenance agreements, we could be required to pay substantial damages or incur substantial costs as part of an out-of-court settlement, either of which could have a material adverse effect on our results of operations and stock price. An adverse judgment or any negative publicity associated with our service maintenance agreements or any potential credit insurance litigation could also affect our reputation, which could have a negative impact on sales.

If we lose key management or are unable to attract and retain the qualified sales and credit granting and collection personnel required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience and continued service of our key executives or the identification of suitable successors for them. If we lose the services of any of these individuals, or if one or more of them or other key personnel decide to join a competitor or otherwise compete directly or indirectly with us, and we are unable to identify a suitable successor, our business and operations could be harmed, and we could have difficulty in implementing our strategy. In addition, as our business grows, we will need to locate, hire and retain additional qualified sales personnel in a timely manner and develop, train and manage an increasing number of management level sales associates and other employees. Additionally, if we are unable to attract and retain qualified credit granting and collection personnel, our ability to perform quality underwriting of new credit transactions or maintain workloads for our collections personnel at a manageable level, our operations could be adversely impacted and result in higher delinquency and net charge-offs on our credit portfolio. Competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees, and increases in the federal minimum wage or other employee benefits costs could increase our operating expenses. If we are unable to attract and retain personnel as needed in the future, our net sales growth and operating results could suffer.

Because our stores are located in Texas, Louisiana and Oklahoma, we are subject to regional risks.

Our 69 stores are located exclusively in Texas, Louisiana and Oklahoma. This subjects us to regional risks, such as the economy, weather conditions, hurricanes and other natural disasters. If the region suffered an economic downturn or other adverse regional event, there could be an adverse impact on our net sales and profitability and our ability to implement our planned expansion program. Several of our competitors operate stores across the United States and thus are not as vulnerable to the risks of operating in one region.

Our information technology infrastructure is vulnerable to damage that could harm our business.

Our ability to operate our business from day to day, in particular our ability to manage our credit operations and inventory levels, largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at the store level, communicate customer information, aggregate daily sales information and manage our credit portfolio. These systems and our operations are subject to damage or interruption from:

- power loss, computer systems failures and Internet, telecommunications or data network failures;
- operator negligence or improper operation by, or supervision of, employees;
- physical and electronic loss of data or security breaches, misappropriation and similar events;
- computer viruses;
- intentional acts of vandalism and similar events; and
- hurricanes, fires, floods and other natural disasters.

The software that we have developed to use in our daily operations may contain undetected errors that could cause our network to fail or our expenses to increase. Any failure due to any of these causes, if it is not supported by our disaster recovery plan, could cause an interruption in our operations and result in reduced net sales and profitability.

If we are unable to maintain our insurance licenses in the states we operate our operating results could suffer.

We derive a significant portion of our revenues and operating income from the sale of various insurance products to our customers. These products include credit insurance, service maintenance agreements and product replacement policies. If for any reason we were unable to maintain our insurance licenses in the states we operate our operating results could suffer.

If we are unable to maintain our current insurance coverage for our service maintenance agreements, our customers could incur additional costs and our repair expenses could increase, which could adversely affect our financial condition and results of operations.

There are a limited number of insurance carriers that provide coverage for our service maintenance agreements. If insurance becomes unavailable from our current carriers for any reason, we may be unable to provide replacement coverage on the same terms, if at all. Even if we are able to obtain replacement coverage, higher premiums could have an adverse impact on our profitability if we are unable to pass along the increased cost of such coverage to our customers. Inability to obtain insurance coverage for our service maintenance agreements could cause fluctuations in our repair expenses and greater volatility of earnings.

If we are unable to maintain group credit insurance policies from insurance carriers, which allow us to offer their credit insurance products to our customers purchasing on credit, our revenues could be reduced and bad debts might increase.

There are a limited number of insurance carriers that provide credit insurance coverage for sale to our customers. If credit insurance becomes unavailable for any reason we may be unable to offer replacement coverage on the same terms, if at all. Even if we are able to obtain replacement coverage, it may be at higher rates or reduced coverage, which could affect the customer acceptance of these products, reduce our revenues or increase our credit losses.

Changes in premium and commission rates allowed by regulators on our credit insurance and service maintenance agreements as allowed by the laws and regulations in the states in which we operate could affect our revenues.

We derive a significant portion of our revenues and operating income from the sale of various insurance products to our customers. These products include credit insurance and service maintenance agreements. If the rate we are allowed to charge on those products declines, our operating results could suffer.

Changes in trade regulations, currency fluctuations and other factors beyond our control could affect our business.

A significant portion of our inventory is manufactured overseas and in Mexico. Changes in trade regulations, currency fluctuations or other factors beyond our control may increase the cost of items we purchase or create shortages of these items, which in turn could have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of these items in U.S. dollars may cause a significant reduction in the retail prices of those products, resulting in a material adverse effect on our sales, margins or competitive position. In addition, commissions earned on both our credit insurance and service maintenance agreement products could be adversely affected by changes in statutory premium rates, commission rates, adverse claims experience and other factors.

We may be unable to protect our intellectual property rights, which could impair our name and reputation.

We believe that our success and ability to compete depends in part on consumer identification of the name "Conn's." We have registered the trademarks "Conn's" and our logo. We intend to protect vigorously our trademark against infringement or misappropriation by others. A third party, however, could attempt to misappropriate our intellectual property in the future. The enforcement of our proprietary rights through litigation could result in substantial costs to us that could have a material adverse effect on our financial condition or results of operations.

Failure to protect the security of our customer's information could expose us to litigation, judgments for damages and undermine the trust placed with us by our customers.

We capture, transmit, handle and store sensitive information, which involves certain inherent security risks. Such risks include, among other things, the interception of by persons outside the Company or by our own employees. While we believe we have taken appropriate steps to protect confidential information, there can be no assurance that we can prevent the compromise of our customers' data or other confidential information. If such a breach should occur at Conn's, it could have a severe negative impact on our business and results of operations.

Any changes in the tax laws of the states in which we operate could affect our state tax liabilities. Additionally, beginning operations in new states could also affect our state tax liabilities.

As we experienced in fiscal year 2007 with the change in the Texas tax law, legislation could be introduced at any time that changes our state tax liabilities in a way that has an adverse impact on our results of operations. The Texas margin tax is expected to increase our effective rate from approximately 35.3%, before its introduction, to between 36.5% and 37.5% in the future. Our recent commencement of operations in Oklahoma and the potential to enter new states in the future could adversely affect our results of operations, dependent upon the tax laws in place in those states.

A further rise in oil and gasoline prices could affect our customers' determination to drive to our stores, and cause us to raise our delivery charges.

A further significant increase in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our internal distribution system and our next day delivery policy to satisfy our customers' needs and desires, and any such significant increases could result in increased distribution charges. Such increases may not significantly affect our competitors.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following summarizes the geographic location of our stores, warehouse and distribution centers and corporate facilities by major market area:

Geographic Location	No. of Locations	Leased Facilities	Total Square Feet	Storage Square Feet	Leases With Options Expiring Beyond 10 Years
Golden Triangle District (1)	5	5	157,129	30,456	5
Louisiana District	5	5	148,628	38,394	5
Houston District	22	19	538,342	89,235	14
San Antonio/Austin District	15	15	458,637	87,849	14
Corpus Christi	1	1	61,864	18,960	1
South Texas	3	3	91,697	15,484	3
Oklahoma District	1	1	31,385	6,385	1
Dallas District	17	15	492,193	86,809	15
Store Totals	69	64	1,979,875	373,572	58
Warehouse/Distribution Centers	7	4	721,453	721,453	1
Service Centers	5	3	191,932	133,636	1
Corporate Offices	1	1	106,783	25,000	1
Total	82	72	3,000,043	1,253,661	61

(1) Includes one store in Lake Charles, Louisiana.

ITEM 3. LEGAL PROCEEDINGS.

We are involved in routine litigation incidental to our business from time to time. We do not expect the outcome of any of this routine litigation to have a material effect on our financial condition or results of operation. However, the results of their proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact our estimate of reserves for litigation.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

What is the principal market for our common stock?

The principal market for our common stock is the NASDAQ Global Select Market. Our common stock is listed on the NASDAQ Global Select Market under the symbol "CONN." Information regarding the high and low sales prices for our common stock for each quarterly period within the two most recent fiscal years as reported on NASDAQ is summarized as follows:

	High	Low
Quarter ended April 30, 2006	$ 44.99	$ 31.81
Quarter ended July 31, 2006	$ 35.52	$ 24.02
Quarter ended October 31, 2006	$ 26.75	$ 17.61
Quarter ended January 31, 2007	$ 25.33	$ 21.00
Quarter ended April 30, 2007	$ 28.27	$ 22.66
Quarter ended July 31, 2007	$ 32.19	$ 24.35
Quarter ended October 31, 2007	$ 28.54	$ 19.60
Quarter ended January 31, 2008	$ 25.87	$ 14.05

How many common stockholders do we have?

As of March 14, 2008, we had approximately 51 common stockholders of record and an estimated 7,500 beneficial owners of our common stock.

Did we declare any cash dividends in fiscal 2007 or fiscal 2008?

No cash dividends were paid in fiscal 2007 or 2008. We do not anticipate paying dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors, including the terms of our indebtedness. Provisions in agreements governing our long-term indebtedness restrict the amount of dividends that we may pay to our stockholders. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

Has the Company had any sales of unregistered securities during the last year?

The Company has had no sales of unregistered securities during fiscal 2008.

Has the Company purchased any of its securities during the past quarter?

On August 25, 2006, we announced that our Board of Directors had authorized a common stock repurchase program, permitting us to purchase, from time to time, in the open market and in privately negotiated transactions, up to an aggregate of $50.0 million of our common stock, dependent on market conditions and the price of the stock. During the quarter ended January 31, 2008, we effected the following repurchases of our common stock:

Period	Total # of shares purchased	Average Price Paid per share	Total # of Shares Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Programs
November 1 - November 30, 2007	-	$ -	-	$ 25,498,150
December 1 - December 31, 2007	443,600	$ 19.64	443,600	$ 16,784,118
January 1 - January 31, 2008	238,420	$ 15.93	238,420	$ 12,985,016
Total	682,020		682,020	

ITEM 6. SELECTED FINANCIAL DATA.

	Year Ended January 31, (A)				
	2004	2005	2006	2007	2008
	(dollars and shares in thousands, except per share amounts)				(B)
Statement of Operations:					
Total revenues	$498,378	$565,821	$701,148	$760,657	$824,128
Operating expense:					
Cost of goods sold, including warehousing and occupancy cost	300,935	339,887	427,843	473,064	517,166
Selling, general and administrative expense	152,234	173,349	208,259	224,979	245,317
Provision for bad debts	2,504	2,589	1,133	1,476	1,908
Total operating expense	455,673	515,825	637,235	699,519	764,391
Operating income	42,705	49,996	63,913	61,138	59,737
Interest (income) expense, net and minority interest	4,577	2,477	400	(676)	(515)
Other (income) expense	(175)	126	69	(772)	(943)
Earnings before income taxes	38,303	47,393	63,444	62,586	61,195
Provision for income taxes	13,260	16,706	22,341	22,275	21,509
Net income	25,043	30,687	41,103	40,311	39,686
Less preferred stock dividends (1)	(1,954)	-	-	-	-
Net income available for common stockholders	$23,089	$30,687	$41,103	$40,311	$39,686
Earnings per common share:					
Basic	$1.30	$1.32	$1.76	$1.70	$1.71
Diluted	$1.26	$1.30	$1.71	$1.66	$1.68
Average common shares outstanding:					
Basic	17,726	23,192	23,412	23,663	23,193
Diluted	18,257	23,646	24,088	24,289	23,673
Other Financial Data:					
Stores open at end of period	45	50	56	62	69
Same store sales growth (2)	2.6%	3.6%	16.9%	3.6%	3.2%
Inventory turns (3)	6.5	6.0	6.6	6.1	6.4
Gross margin percentage (4)	39.6%	39.9%	39.0%	37.8%	37.2%
Operating margin (5)	8.6%	8.8%	9.1%	8.0%	7.2%
Return on average equity (6)	20.9%	16.1%	17.7%	14.7%	13.3%
Capital expenditures	$9,401	$19,619	$18,490	$18,425	$18,955
Balance Sheet Data:					
Working capital	$121,154	$156,006	$190,073	$220,740	$236,763
Total assets	240,081	276,716	355,617	389,947	382,852
Total debt	14,512	10,532	136	198	119
Total stockholders' equity	171,911	208,734	255,861	292,528	304,418

(1) Dividends declared and paid related to 2004.

(2) Same store sales growth is calculated by comparing the reported sales by store for all stores that were open throughout a period to reported sales by store for all stores that were open throughout the prior period. Sales from closed stores have been removed from each period. Sales from relocated stores have been included in each period because each such store was relocated within the same general geographic market. Sales from expanded stores have been included in each period.

(3) Inventory turns are defined as the cost of goods sold, excluding warehousing and occupancy cost, divided by the average product inventory balance, excluding consigned goods.

(4) Gross margin percentage is defined as total revenues less cost of goods and parts sold, including warehousing and occupancy cost, divided by total revenues.

(5) Operating margin is defined as operating income divided by total revenues.

(6) Return on average equity is calculated as current period net income divided by the average of the beginning and ending equity.

(A) In order to present our results on a basis that is more comparable with others in our industry, we have reclassified advertising expenditures that were previously included in costs of goods sold to selling, general and administrative expense.

(B) Fiscal 2008 was impacted by a non-cash fair value adjustment of $4.8 million which reduced the fair value of our interests in securitized assets.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-Looking Statements

This report contains forward-looking statements. We sometimes use words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "project" and similar expressions, as they relate to us, our management and our industry, to identify forward-looking statements. Forward-looking statements relate to our expectations, beliefs, plans, strategies, prospects, future performance, anticipated trends and other future events. We have based our forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. Actual results may differ materially. Some of the risks, uncertainties and assumptions about us that may cause actual results to differ from these forward-looking statements include, but are not limited to:

- the success of our growth strategy and plans regarding opening new stores and entering adjacent and new markets, including our plans to continue expanding into the Dallas/Fort Worth Metroplex, South Texas and Oklahoma;

- our ability to open and profitably operate new stores in existing, adjacent and new geographic markets;

- our intention to update or expand existing stores;

- our ability to obtain capital for required capital expenditures and costs related to the opening of new stores or to update or expand existing stores;

- our cash flows from operations, borrowings from our revolving line of credit and proceeds from securitizations to fund our operations, capital expenditures, debt repayment and expansion;

- the ability of the QSPE to obtain additional funding for the purpose of purchasing our receivables, including limitations on the ability of the QSPE to obtain financing through its commercial paper-based funding sources;

- the effect of rising interest rates that could increase our cost of borrowing or reduce securitization income; the

- the effect of rising interest rates on sub-prime mortgage borrowers that could impair our customers' ability to make payments on outstanding credit accounts;

- our inability to make customer financing programs available that allow consumers to purchase products at levels that can support our growth;

- the potential for deterioration in the delinquency status of the sold or owned credit portfolios or higher than historical net charge-offs in the portfolios could adversely impact earnings;

- the long-term effect of the change in bankruptcy laws could effect net charge-offs in the credit portfolio which could adversely impact earnings;

- technological and market developments, growth trends and projected sales in the home appliance and consumer electronics industry, including with respect to digital products like DVD players, HDTV, GPS devices, home networking devices and other new products, and our ability to capitalize on such growth;

- the potential for price erosion or lower unit sales points that could result in declines in revenues;

- higher oil and gas prices could adversely affect our customers' shopping decisions and patterns, as well as the cost of our delivery and service operations and our cost of products, if vendors pass on their additional fuel costs through increased pricing for products;

- the ability to attract and retain qualified personnel;

- both the short-term and long-term impact of adverse weather conditions (e.g. hurricanes) that could result in volatility in our revenues and increased expenses and casualty losses;

- changes in laws and regulations and/or interest, premium and commission rates allowed by regulators on our credit, credit insurance and service maintenance agreements as allowed by those laws and regulations;

- our relationships with key suppliers;

- the adequacy of our distribution and information systems and management experience to support our expansion plans;

- changes in the assumptions used in the valuation of our interests in securitized assets at fair value;

- the accuracy of our expectations regarding competition and our competitive advantages;

- the potential for market share erosion that could result in reduced revenues;

- the accuracy of our expectations regarding the similarity or dissimilarity of our existing markets as compared to new markets we enter; and

- the outcome of litigation affecting our business.

Additional important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" in this Form 10-K. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not happen.

The forward-looking statements in this report reflect our views and assumptions only as of the date of this report. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.

General

We intend the following discussion and analysis to provide you with a better understanding of our financial condition and performance in the indicated periods, including an analysis of those key factors that contributed to our financial condition and performance and that are, or are expected to be, the key drivers of our business.

Through our 69 retail stores, we provide products and services to our customers in seven primary market areas, including Houston, San Antonio/Austin, Dallas/Fort Worth, southern Louisiana, Southeast and South Texas and Oklahoma. Products and services offered through retail sales outlets include home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, service maintenance agreements, customer credit programs, including installment and revolving credit account programs, and various credit insurance products. These activities are supported through our extensive service, warehouse and distribution system. Our stores bear the "Conn's" name, after our founder's family, and deliver the same products and services to our customers. All of our stores follow the same procedures and methods in managing their operations. The Company's management evaluates performance and allocates resources based on the operating results of the retail stores and considers the credit programs, service contracts and distribution system to be an integral part of the Company's retail operations.

On February 1, 2007, we were required to adopt Statement of Financial Accounting Standard (SFAS) No. 155, *Accounting for Certain Hybrid Financial Instruments.* Among other things, this statement established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, we had the option to choose to early adopt the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* We elected to early adopt SFAS No. 159 because we believe it provides a more easily understood presentation for financial statement users. This election resulted in us including all changes in the fair value of our Interests in securitized assets in current earnings, in Finance charges and other, beginning February 1, 2007. Previously, most changes in the fair value of our Interests in securitized assets were recorded in Other comprehensive income, which was included in Stockholders' equity. SFAS Nos. 155 and 159 do not allow for retrospective application of these changes in accounting principle, as such, no adjustments have been made to the amounts disclosed in the financial statements for periods ending prior to February 1, 2007. Additionally, effective February 1, 2007, we adopted SFAS No. 157, *Fair Value Measurements,* which established a framework for measuring fair value, based on the assumptions we believe market participants would use to value assets or liabilities to be exchanged. Changes in the assumptions over time, including varying credit portfolio performance, market interest rate changes, market participant risk premiums required, or a shift in the mix of funding sources, could result in significant volatility in the fair value of the Interest in securitized assets, and thus our earnings.

During the fiscal year ended January 31, 2008, risk premiums required by market participants on many investments increased significantly as a result of disruption in the asset-backed securities markets due to increased losses and delinquencies in sub-prime real estate mortgages. Though we do not anticipate any significant variation from the current earnings and cash flow performance of our securitized credit portfolio, we increased the risk premium included in the discount rate assumption used in the determination of the fair value of our interests in securitized assets to reflect the higher estimated risk premium we believe a market participant would require if purchasing the asset. Based on a review of the changes in market risk premiums during the fiscal year ended January 31, 2008, and discussions with our investment bankers and financial advisors, we estimated that a market participant would require an approximately 500 basis point increase in the required discount rate risk premium. As a result, we increased the weighted average discount rate assumption from 14.6% at January 31, 2007, to 16.5% at January 31, 2008, after reflecting a 280 basis point decrease in the risk-free interest rate included in the discount rate assumption. We have also included an expected market participant-based assumption related to the estimated cost of a bond issuance contemplated by the QSPE, and an increase in the credit loss rate on the credit portfolio we estimate a market participant would use in determining the fair value of our interests in securitized assets. The increase in the discount rate has the effect of deferring income to future periods, but not permanently reducing securitization income or our earnings. If a market participant were to require a risk premium that is 100 basis points higher than we estimated in the fair value calculation, the fair value of our interests in securitized assets would be decreased by an additional $1.7 million. If we had assumed a 10.0% reduction in net interest spread (which might be caused by rising interest rates or reductions in rates charged on the accounts transferred), our interest in securitized assets and Finance charges and other would have been reduced by $6.7 million as of January 31, 2008. If the assumption used for estimating credit losses was increased by 0.5%, the impact to Finance charges and other would have been a reduction in revenues and pretax income of $2.3 million. As of the date of the filing of this Annual Report on Form 10-K, we understand that risk premiums and borrowing costs have continued to increase since January 31, 2008, and could result in a significant adjustment to the fair value of our interests in securitized assets in future periods.

We were also required to adopt the provisions of SFAS No. 156, *Accounting for Servicing of Financial Assets*, effective on February 1, 2007. As a result of the adoption of this pronouncement, along with the requirements of SFAS No. 157, we recorded a $1.1 million servicing liability on the balance sheet in Deferred revenues and allowances. Any changes in the fair value of the liability are recorded in the period of change in the statement of operations in Finance charges and other. As with the other changes discussed above, no adjustments have been made to the financial statements for periods ending prior to February 1, 2007.

Presented below is a diagram setting forth our five cornerstones which represent, in our view, the five components of our sales goal – strong merchandising systems, flexible credit options for our customers, an extensive warehousing and distribution system, a service system to support our customers needs during and beyond the product warranty periods, and our uniquely, well-trained employees in each area. Each of these systems combine to create a "nuts and bolts" support system for our customers needs and desires. Each of these systems is discussed at length in the Business section of this report.


BUSINESS
CORNERSTONES:
Merchandising
Credit
Distribution
Service
Training
Drive
Sales

We, of course, derive a large part of our revenue from our product sales. However, unlike many of our competitors, we provide in-house credit options for our customers' product purchases. In the last three years, we have financed, on average, approximately 59% of our retail sales through these programs. In turn, we finance (convert to cash) substantially all of our customer receivables from these credit options through an asset-backed securitization facility. See "Business – Finance Operations" for a detailed discussion of our in-house credit programs. As part of our asset-backed securitization facility, we have created a qualifying special purpose entity, which we refer to as the QSPE or the issuer, to purchase customer receivables from us and to issue medium-term and variable funding notes serviced by the receivables to finance its acquisition of the receivables. We transfer our receivables, consisting of retail installment and revolving account receivables extended to our customers, to the issuer in exchange for cash and subordinated securities.

While our warehouse and distribution system does not directly generate revenues, other than the fees paid by our customers for delivery and installation of the products to their homes, it is our extra, "value-added" program that our existing customers have come to rely on, and our new customers are hopefully sufficiently impressed with to become repeat customers. We derive revenues from our repair services on the products we sell. Additionally, acting as an agent for unaffiliated companies, we sell credit insurance to protect our customers from credit losses due to death, disability, involuntary unemployment and damage to the products they have purchased; to the extent they do not already have it.

Executive Overview

This overview is intended to provide an executive level overview of our operations for our fiscal year ended January 31, 2008. A detailed explanation of the changes in our operations for the fiscal year ended January 31, 2008, as compared to the prior year is included beginning under Results of Operations. Following are significant financial items in managements view:

- Our revenues for the fiscal year ended January 31, 2008, increased by 8.3 percent, or $63.5 million, from fiscal year 2007, to $824.1 million due primarily to product sales growth which drove higher service maintenance agreement commissions and finance charge and other revenues. Our same store sales growth rate for the fiscal year ended January 31, 2008, was 3.2%, versus 3.6% for fiscal 2007.

- The addition of stores in our existing Dallas/Fort Worth, Houston, San Antonio and South Texas markets and our first store in Oklahoma had a positive impact on our revenues. We achieved approximately $35.0 million of increases in product sales and service maintenance agreement (SMA) commissions for the year ended January 31, 2008, from the opening of thirteen new stores in these markets since February 2006. Our plans provide for the opening of seven to ten additional stores, primarily in existing markets, and expand our presence in Oklahoma, during fiscal 2009 as we focus on opportunities in markets in which we have existing infrastructure.

- Deferred interest and "same as cash" plans continue to be an important part of our sales promotion plans and are utilized to provide a wide variety of financing to enable us to appeal to a broader customer base. For the fiscal year ended January 31, 2008, $193.4 million, or 28.8%, of our product sales were financed by deferred interest and "same as cash" plans. This volume of promotional credit as a percent of product sales is consistent with our use of this type of credit product before the hurricanes in late 2005. For the comparable period in the prior year, product sales financed by deferred interest and "same as cash" sales were $152.3 million, or 24.4%. Our promotional credit programs (same as cash and deferred interest programs), which require monthly payments, are reserved for our highest credit quality customers, thereby reducing the overall risk in the portfolio, and are used primarily to finance sales of our highest margin products. We expect to continue to offer extended term promotional credit in the future.

- Our gross margin was 37.2% for fiscal 2008, a decrease from 37.8% in fiscal 2007, primarily as a result of a $4.8 million reduction in the fair value of our interest in securitized assets and reduced gross margin realized on product sales from 25.3% in the year ended January 31, 2007, to 24.2% in fiscal year 2008. Excluding the decrease in the fair value of our interest in securitized assets we would have achieved a 37.6% gross margin.

- Our operating margin decreased to 7.2% in fiscal 2008, from 8.0% in fiscal 2007, primarily as a result of the $4.8 million decrease in the fair value of our interest in securitized assets. Excluding the decrease in the fair value of our interest in securitized assets, we would have achieved a 7.8% operating margin. In fiscal year 2008, SG&A expense as a percent of revenues increased to 29.8% from 29.6% when compared to the prior year, primarily from increases in payroll and payroll related expenses.

- Cash flows used in operations was $5.6 million during fiscal 2008 due primarily to increased investment in credit portfolio growth and increased investment in inventory due to the timing of receipts of inventory.

- Our pretax income for fiscal 2008 decreased by 2.2% or approximately $1.4 million, from fiscal 2007 to $61.2 million in fiscal 2008. The decrease was driven by $4.8 million non-cash reduction in the fair value of our interest in securitized assets.

Operational Changes and Outlook

We have implemented, continued increased focus on, or modified several initiatives in fiscal 2008 that we believe will positively impact our future operating results, including:

- Increased promotion of flat panel technology in our stores as the price point becomes more affordable for our customers; and

- Increased emphasis on the sale of small electronics, including video game equipment and GPS devices; and

- Increased emphasis on the sales of furniture, and additional product lines added to this category; and

- A thorough review of our staffing and cost structure to ensure we are effectively leveraging the infrastructure in place and that it is sufficient to support our growth plans.

While the hurricanes that hit the Gulf Coast on August and September of 2005 impacted our customer's ability to pay on their accounts, its biggest impact was the disruption to our credit collection operations, including payment processing delays caused by disruption in the mail service. The credit collection operations were negatively affected by the loss of personnel, as some employees did not return to work, and by the increase in the number of delinquent accounts, resulting in increased workloads for the personnel that returned to work. To address the staffing issues caused by the disruption we saw after Hurricane Rita that hit the Gulf Coast during September of 2005, we intensified our recruiting efforts to attract individuals to our Beaumont, Texas collection center. Further, during 2008, we opened a second collection center in San Antonio, Texas and closed our collection center in Dallas, Texas. We identified and have been successful in recruiting highly qualified, bi-lingual credit collectors in the San Antonio market that we were not able to recruit in sufficient numbers in Dallas. Additionally, non-storm factors that may be negatively affecting delinquencies and charge-offs include the impact of the bankruptcy law change in October 2005 and other economic factors on our customers, including the impact of rising interest rates on sub-prime mortgages. In addition to opening the San Antonio collection center, we have reorganized the management team over our credit operations to achieve a flatter organization to put key managers closer to the customer. As a result of the changes made, we have been successful in reducing delinquencies and expect to maintain net credit losses around 3%.

On May 18, 2006, the Governor of Texas signed a tax bill that modifies the existing franchise tax, with the most significant change being the replacement of the existing base with a tax based on margin. Taxable margin is generally defined as total federal tax revenues minus the greater of (a) cost of goods sold or (b) compensation. The tax rate to be paid by retailers and wholesalers is 0.5% on taxable margin. This will result in an increase in taxes paid by us, as franchise taxes paid totaled less than $50,000 per year for the years prior to fiscal 2007. During June 2007, we completed a reorganization to simplify our legal entity structure by merging certain of our Texas limited partnerships into their corporate partners. The reorganization also resulted in the one-time elimination of the Texas margin tax owed by those partnerships, representing virtually all of the margin tax owed by us. Accordingly, we reversed approximately $0.9 million of accrued Texas margin tax as of June 2007, net of federal income tax. We began accruing the margin tax for the entities that acquired the operations through the mergers in July 2007. Going forward, we expect our effective tax rate on Income before income taxes to increase to between 36.5% and 37.5%, from the 35.3% we experienced prior to the initiation of the new tax.

During the year, we opened one new store in the Houston market, three in the Dallas/Fort Worth market, one in San Antonio, Texas, one in Brownsville, Texas and one in Oklahoma City, Oklahoma. The Dallas/Fort Worth market continues to perform at the mid-point of our range of expectations and we believe we have significant upside potential in that market through growth in the existing stores and our intention to continue to expand the number of stores in that market. We have several other locations in Texas, Louisiana and Oklahoma that we believe are promising and are in various stages of development for opening in fiscal year 2009. We also continue to look at other markets, including neighboring states for opportunities.

The consumer electronics industry depends on new products to drive same store sales increases. Typically, these new products, such as LCD, plasma and DLP televisions, DVD players, digital cameras, GPS devices and MP3 players are introduced at relatively high price points that are then gradually reduced as the product becomes more mainstream. To sustain positive same store sales growth, unit sales must increase at a rate greater than the decline in product prices. The affordability of the product helps drive the unit sales growth. However, as a result of relatively short product life cycles in the consumer electronics industry, which limit the amount of time available for sales volume to increase, combined with rapid price erosion in the industry, retailers are challenged to maintain overall gross margin levels and positive same store sales. This has historically been our experience, and we continue to adjust our marketing strategies to address this challenge through the introduction of new product categories and new products within our existing categories.

Application of Critical Accounting Policies

In applying the accounting policies that we use to prepare our consolidated financial statements, we necessarily make accounting estimates that affect our reported amounts of assets, liabilities, revenues and expenses. Some of these accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on authoritative pronouncements, historical information and other factors that we believe to be reasonable under the circumstances, and we evaluate these assumptions and estimates on an ongoing basis.

We could reasonably use different accounting estimates, and changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial condition or results of operations. We refer to accounting estimates of this type as critical accounting estimates. We believe that the critical accounting estimates discussed below are among those most important to an understanding of our consolidated financial statements as of January 31, 2008.

Transfers of Financial Assets. We transfer customer receivables to a QSPE that issues asset-backed securities to third-party lenders using these accounts as collateral, and we continue to service these accounts after the transfer. We recognize the sale of these accounts when we relinquish control of the transferred financial asset in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, as amended by SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments.* As we transfer the accounts we record an asset representing our interest in the cash flows of the QSPE, which is the difference between the interest earned on customer accounts and the cost associated with financing and servicing the transferred accounts, including a provision for bad debts associated with the transferred accounts, plus our retained interest in the transferred receivables, discounted using a return that would be expected by a third-party investor. We recognize the income from our interest in these transferred accounts as gains on the transfer of the asset, interest income and servicing fees. This income is recorded as Finance charges and other in our consolidated statements of operations.

On February 1, 2007, we were required to adopt SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments.* Among other things, this statement establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, we had the option to choose to early adopt the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* Essentially, we had to decide between bifurcation of the embedded derivative and the fair value option in determining how we would account for our Interests in securitized assets. We elected to early adopt SFAS No. 159 because we believe it provides a more easily understood presentation for financial statement users. Historically, we had valued and reported our interests in securitized assets at fair value, though most changes in the fair value were recorded in Other comprehensive income. The fair value option simplifies the treatment of changes in the fair value of the asset, by reflecting all changes in the fair value of our Interests in securitized assets in current earnings, in Finance charges and other, beginning February 1, 2007. SFAS Nos. 155 and 159 do not allow for retrospective application of these changes in accounting principle and, as such, no adjustments have been made to the amounts disclosed in the financial statements for periods ending prior to February 1, 2007. However, the balance in Other comprehensive income, as of January 31, 2007, of $6.3 million, which represented unrecognized gains on the fair value of the Interests in securitized assets, was included in a cumulative-effect adjustment that was recorded in Retained earnings, effective February 1, 2007.

Because of our adoption of SFAS No. 159, effective February 1, 2007, we were required to adopt the provisions of SFAS No. 157, *Fair Value Measurements.* This statement establishes a framework for measuring fair value and defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." We estimate the fair value of our Interests in securitized assets using a discounted cash flow model with most of the inputs used being unobservable inputs. The primary unobservable inputs, which are derived principally from our historical experience, with input from our investment bankers and financial advisors, include the estimated portfolio yield, credit loss rate, discount rate, payment rate and delinquency rate and reflect our judgments about the assumptions market participants would use in determining fair value. In determining the cost of borrowings, we use current actual borrowing rates, and adjusts them, as appropriate, using interest rate futures data from market sources to project interest rates over time. Changes in the assumptions over time, including varying credit portfolio performance, market interest rate changes, market participant risk premiums required, or a shift in the mix of funding sources, could result in significant volatility in the fair value of the Interest in securitized assets, and thus our earnings.

Additionally, as a result of our adoption of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, effective February 1, 2007, we record all changes in the fair value of our Interests in securitized assets in current earnings, in Finance charges and other. Previously, most changes in the fair value of our Interests in securitized assets were recorded in Other comprehensive income. Effective February 1, 2007, we adopted SFAS No. 157, *Fair Value Measurements*, which established a framework for measuring fair value, based on the assumptions a company believes market participants would use to value assets or liabilities to be exchanged. The gain or loss recognized on the sales of the receivables is based on our best estimates of key assumptions, including forecasted credit losses, payment rates, forward yield curves, costs of servicing the accounts and appropriate discount rates, based on our expectations of the assumptions that a market participant would use.

We were required to adopt the provisions of SFAS No. 156, *Accounting for Servicing of Financial Assets*, effective on February 1, 2007. As a result of the adoption of this pronouncement we recorded a servicing liability on the balance sheet in Deferred revenues and allowances and any changes in the fair value of the liability are recorded in the period of change in the statement of operations in Finance charges and other. We estimate the fair value of our servicing liability using the portfolio performance and discount rate assumptions discussed above, and an estimate of the servicing fee a market participant would require to service the portfolio.

The use of different estimates or assumptions in the valuation of our Interest in securitized assets or servicing liability could produce different financial results. Additionally, changes in the assumptions over time, including varying credit portfolio performance, market interest rate changes or risk premiums required, or a shift in the mix of funding sources, could result in significant volatility in the fair value of the Interests in securitized assets, and thus our earnings. During the fiscal year ended January 31, 2008, risk premiums required by market participants on many investments increased significantly as a result of disruption in the asset-backed securities markets due to increased losses and delinquencies in sub-prime mortgages. Though we do not anticipate any significant variation from the current earnings and cash flow performance of our securitized credit portfolio, we increased the risk premium included in the discount rate assumption used in the determination of the fair value of our interests in securitized assets to reflect the higher expected risk premiums included in investment returns we believe a market participant would require if purchasing our interests. Based on a review of the changes in market risk premiums during the fiscal year ended January 31, 2008, and discussions with our investment bankers and financial advisors, we estimated that a market participant would require an approximately 500 basis point increase in the required risk premium. As a result, the Company increased the weighted average discount rate assumption from 14.6% at January 31, 2007, to 16.5% at January 31, 2008, after reflecting a 280 basis point decrease in the risk-free interest rate included in the discount rate assumption. We have also included an expected market participant-based assumption related to the estimated cost of a bond issuance contemplated by the QSPE, and an increase in the credit loss rate on the credit portfolio we estimate a market participant would use in determining the fair value of our interests in securitized assets. The increase in the discount rate has the effect of deferring income to future periods, but not permanently reducing securitization income or our earnings. If a market participant were to require a risk premium that is 100 basis points higher than we estimated in the fair value calculation, the fair value of our interests in securitized assets would be decreased by an additional $1.7 million. If we had assumed a 10.0% reduction in net interest spread (which might be caused by rising interest rates or reductions in rates charged on the accounts transferred), our interest in securitized assets and Finance charges and other would have been reduced by $6.7 million as of January 31, 2008. If the assumption used for estimating credit losses was increased by 0.5%, the impact to Finance charges and other would have been a reduction in revenues and pretax income of $2.3 million.

Revenue Recognition. Revenues from the sale of retail products are recognized at the time the product is delivered to the customer. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates, or other free products or services. We sell service maintenance agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where the third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. When we sell service maintenance agreements in which we are deemed to be the obligor on the contract at the time of sale, revenue is recognized ratably, on a straight-line basis, over the term of the service maintenance agreement. These direct obligor service maintenance agreements are renewal contracts that provide our customers protection against product repair costs arising after the expiration of the manufacturer's warranty and the third party obligor contracts and typically range from 12 months to 36 months. These agreements are separate units of accounting under Emerging Issues Task Force No. 00-21, *Revenue Arrangements with Multiple Deliverables.* The amounts of service maintenance agreement revenue deferred at January 31, 2007 and 2008 were $3.6 million and $5.4 million, respectively, and are included in Deferred revenue in the accompanying balance sheets. The amounts of service maintenance agreement revenue recognized for the fiscal years ended January 31, 2006, 2007 and 2008 were $5.0 million, $4.7 million and $5.7 million, respectively.

Vendor Allowances. We receive funds from vendors for price protection, product rebates (earned upon purchase or sale of product), marketing and training and promotion programs which are recorded on the accrual basis as a reduction to the related product cost or advertising expense according to the nature of the program. We accrue rebates based on the satisfaction of terms of the program and sales of qualifying products even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, the allowances, credits or payments are recorded as a reduction of product cost; if the programs are related to product sales, the allowances, credits or payments are recorded as a reduction of cost of goods sold; if the programs are related to promotion or marketing of the product, the allowances, credits, or payments are recorded as a reduction of advertising expense in the period in which the expense is incurred. We received $25.3 million, $27.2 million and $36.1 million in vendor allowances during the fiscal year ended January 31, 2006, 2007 and 2008, respectively, of which $5.8 million, $7.2 million and $6.6 million, respectively, represented advertising assistance allowances.

Share-Based Compensation. In December 2004, SFAS No. 123R, *Share-Based Payment*, was issued. Under the requirements of this statement we measure the cost of employee services received in exchange for an award of equity instruments, typically stock options, based on the grant-date fair value of the award, and record that cost over the period during which the employee is required to provide service in exchange for the award. The grant-date fair value is based on our best estimate of key assumptions, including expected time period over which the options will remain outstanding and expected stock price volatility at the date of grant. Additionally, we must estimate expected forfeitures for each stock option grant and adjust the recorded compensation expense accordingly. The use of different estimates could produce different financial results. See Notes 1 and 8 to our financial statements for additional information.

Accounting for Leases. The accounting for leases is governed primarily by SFAS No. 13, *Accounting for Leases.* As required by the standard, we analyze each lease, at its inception and any subsequent renewal, to determine whether it should be accounted for as an operating lease or a capital lease. Additionally, monthly lease expense for each operating lease is calculated as the average of all payments required under the minimum lease term, including rent escalations. Generally, the minimum lease term begins with the date we take possession of the property and ends on the last day of the minimum lease term, and includes all rent holidays, but excludes renewal terms that are at our option. Any tenant improvement allowances received are deferred and amortized into income as a reduction of lease expense on a straight line basis over the minimum lease term. The amortization of leasehold improvements is computed on a straight line basis over the shorter of the remaining lease term or the estimated useful life of the improvements. For transactions that qualify for treatment as a sale-leaseback, any gain or loss is deferred and amortized as rent expense on a straight-line basis over the minimum lease term. Any deferred gain would be included in Deferred gain on sale of property and any deferred loss would be included in Other assets on the consolidated balance sheets.

Results of Operations

The following table sets forth certain statement of operations information as a percentage of total revenues for the periods indicated.

	Year ended January 31, (A)		
	2006	2007	2008
Revenues:			
Product sales	81.3 %	82.0 %	81.5 %
Service maintenance agreement commissions (net)	4.3	4.0	4.4
Service revenues	2.9	3.0	2.8
Total net sales	88.5	89.0	88.7
Finance charges and other	11.5	11.0	11.3
Total revenues	100.0	100.0	100.0
Cost and expenses:			
Cost of goods sold, including warehousing and occupancy costs	60.3	61.3	61.7
Cost of parts sold, including warehousing and occupancy costs	0.7	0.9	1.0
Selling, general and administrative expense	29.7	29.6	29.8
Provision for bad debts	0.2	0.2	0.3
Total costs and expenses	90.9	92.0	92.8
Operating income	9.1	8.0	7.2
Interest (income) expense	0.1	(0.1)	(0.1)
Other (income) expense	0.0	(0.1)	(0.1)
Earnings before income taxes	9.0	8.2	7.4
Provision for income taxes	3.1	2.9	2.6
Net income	5.9 %	5.3 %	4.8 %

(A) - In order to present our results on a basis that is more comparable with others in our industry, we have reclassified advertising expenditures that were previously included in costs of goods sold to selling, general and administrative expense.

The table above identifies several changes in our operations for the periods presented, including changes in revenue and expense categories expressed as a percentage of revenues. These changes are discussed in the Executive Overview, and in more detail in the discussion of operating results beginning in the analysis below.

Same store sales growth is calculated by comparing the reported sales by store for all stores that were open throughout a period to reported sales by store for all stores that were open throughout the prior year period. Sales from closed stores have been removed from each period. Sales from relocated stores have been included in each period because each store was relocated within the same general geographic market. Sales from expanded stores have been included in each period.

The presentation of our gross margins may not be comparable to other retailers since we include the cost of our in-home delivery service as part of selling, general and administrative expense. Similarly, we include the cost of merchandising our products, including amounts related to purchasing the product in selling, general and administrative expense. It is our understanding that other retailers may include such costs as part of cost of goods sold.

The following table presents certain operations information in dollars and percentage changes from year to year:

Analysis of Consolidated Statements of Operations

(in thousands except percentages)

	Year Ended January 31, (A)			2007 vs. 2006 Incr/(Decr)		2008 vs. 2007 Incr/(Decr)	
	2006	2007	2008	Amount	Pct	Amount	Pct
Revenues							
Product sales	$569,877	$623,959	$671,571	$54,082	9.5 %	$47,612	7.6 %
Service maintenance agreement commissions (net)	30,583	30,567	36,424	(16)	(0.1)	5,857	19.2
Service revenues	20,278	22,411	22,997	2,133	10.5	586	2.6
Total net sales	620,738	676,937	730,992	56,199	9.1	54,055	8.0
Finance charges and other	80,410	83,720	93,136	3,310	4.1	9,416	11.2
Total revenues	701,148	760,657	824,128	59,509	8.5	63,471	8.3
Cost and expenses							
Cost of goods and parts sold	427,843	473,064	517,166	45,221	10.6	44,102	9.3
Gross Profit	273,305	287,593	306,962	14,288	5.2	19,369	6.7
Gross Margin	*39.0%*	*37.8%*	*37.2%*				
Selling, general and administrative expense	208,259	224,979	245,317	16,720	8.0	20,338	9.0
Provision for bad debts	1,133	1,476	1,908	343	30.3	432	29.3
Operating income	63,913	61,138	59,737	(2,775)	(4.3)	(1,401)	(2.3)
Operating Margin	*9.1%*	*8.0%*	*7.2%*				
Interest (income) expense	400	(676)	(515)	(1,076)	(269.0)	161	(23.8)
Other (income) expense	69	(772)	(943)	(841)	(1218.8)	(171)	22.2
Pretax income	63,444	62,586	61,195	(858)	(1.4)	(1,391)	(2.2)
Provision for income taxes	22,341	22,275	21,509	(66)	(0.3)	(766)	(3.4)
Net income available for common stockholders	$41,103	$40,311	$39,686	($792)	(1.9)%	($625)	(1.6)%

(A) - In order to present our results on a basis that is more comparable with others in our industry, we have reclassified advertising expenditures that were previously included in costs of goods sold to selling, general and administrative expense.

Refer to the above Analysis of Consolidated Statements of Operations in condensed form while reading the operations review on a year by year basis.

Year Ended January 31, 2007 Compared to the Year Ended January 31, 2008

(Dollars in Millions)	2008	2007	Change $	Change %
Net sales	$731.0	$676.9	54.1	8.0
Finance charges and other	93.1	83.7	9.4	11.2
Revenues	824.1	760.6	63.5	8.3

The $54.1 million increase in net sales was made up of the following:

- a $20.4 million increase resulted from a same store sales increase of 3.2%.
- a $35.0 million increase generated by thirteen retail locations that were not open for twelve consecutive months in each period,
- a $1.9 million decrease resulted from an increase in discounts on promotional credit sales, and
- a $0.6 million increase resulted from an increase in service revenues.

The components of the $54.1 million increase in net sales were a $47.6 million increase in product sales and an $6.5 million net increase in service maintenance agreement commissions and service revenues. The $47.6 million increase in product sales resulted from the following:

- approximately $4.6 million was attributable to increases in unit sales, due primarily to increased consumer electronics (especially flat-panel televisions) and furniture sales, partially offset by a decline in appliance and track sales, and
- approximately $43.0 million was attributable to an overall increase in the average unit price. The increase was driven primarily by a change in the mix of product sales, as consumer electronics, which has the highest average price, became a larger share of our total product sales and was partially offset by the $1.9 million increase in discounts on extended-term promotional credit sales.

The following table presents the makeup of net sales by product category in each period, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

	Year Ended January 31,					
	2007		2008		Percent	
Category	Amount	Percent	Amount	Percent	Increase	
Home appliances	$ 230,963	34.1 %	$ 223,967	30.6 %	(3.0)%	(1)
Consumer electronics	214,271	31.7	244,040	33.4	13.9	(2)
Track	94,395	13.9	102,031	14.0	8.1	(3)
Delivery	11,380	1.7	12,524	1.7	10.1	(4)
Lawn and garden	16,741	2.5	20,914	2.9	24.9	(5)
Bedding	17,721	2.6	16,424	2.3	(7.3)	(6)
Furniture	33,357	4.9	46,373	6.3	39.0	(7)
Other	5,131	0.8	5,298	0.7	3.3	
Total product sales	623,959	92.2	671,571	91.9	7.6	
Service maintenance agreement commissions	30,567	4.5	36,424	5.0	19.2	(8)
Service revenues	22,411	3.3	22,997	3.1	2.6	(9)
Total net sales	$ 676,937	100.0 %	$ 730,992	100.0 %	8.0 %	

(1) While the industry is down nationally, we expect to outperform the national trend and are taking steps to improve our performance relative to merchandising, advertising and promotion of this category. Additionally, we experienced higher than normal demand for these products in the prior year due to consumers replacing appliances after Hurricanes Katrina and Rita, especially during the first three months of the period.

(2) This increase is due to increased unit volume in the area of flat-panel televisions, partially offset by a decline in the sale of tube and projection televisions.

(3) The increase in track sales (consisting largely of computers, computer peripherals, video game equipment, portable electronics and small appliances) is driven primarily by increased laptop computer and video game equipment sales and was partially offset by reduced sales of portable electronics, including camcorders, digital cameras and portable CRT televisions.

(4) This increase was due to an increase in the delivery fee charged to our customers, as the total number of deliveries declined slightly as compared to the prior year.

(5) This category benefited from a high level of rainfall in the current year and an increase in sales of higher priced lawn and garden equipment, such as zero turn radius mowers and tractors.

(6) This decrease is due to the impact of our change in strategy as we move to a multi-vendor relationship.

(7) This increase is due to the increased emphasis on the sales of furniture, primarily sofas, recliners and entertainment centers, and new products added to this category.

(8) This increase is due to the increase in product sales, increased sales penetration and decreased SMA cancellations as credit charge-offs declined as compared to the prior year period.

(9) This increase is driven by increased units in operation as we continue to grow product sales and an increase in the cost of parts used to repair higher-priced technology (flat-panel televisions, etc.).

Finance charges and other increased due primarily to an increase in securitization income of $7.4 million, or 11.9% and an increase in insurance commissions of $2.9 million, and a decrease in other items of $0.9 million. The securitization income, which grew due to growth in the portfolio and lower net credit losses on receivables transferred to the QSPE, was negatively impacted by a non-cash, decrease in the fair value of our Interests in securitized assets. The non-cash fair value adjustment of $4.8 million was recorded primarily as a result of the recent turmoil in the financial markets. We increased the risk premium included in the discount rate assumption in the determination of the fair value of our interests in securitized assets based on our estimate of the risk premium we believe a market participant would require if they purchased our Interests in securitized assets. Additionally, we increased the loss rate and borrowing cost assumptions we believe a market participant would use in determining the fair value of our interest in securitized assets (See Note 2 to the financial statements for additional information). The securitization income comparison was impacted by a $1.5 million impairment charge recorded in the prior year for higher projected credit losses due to the impact in the prior year of Hurricane Rita on our credit collection operations and increased bankruptcy filings due to the new bankruptcy laws that took effect in October 2005. Our net credit loss rate of 2.9% for the year ended January 31, 2008, was in-line with our expected long-term net loss rate of between 2.5% and 3.0%. Insurance commissions increased primarily due to increased sales and reduced insurance cancellations as credit charge-offs declined from the prior year period.

			Change	
(Dollars in Millions)	2008	2007	$	%
Cost of goods sold	$508.8	$466.3	42.5	9.1
As a percent of net product sales	75.8%	74.7%		

Cost of products sold increased from 74.7% of net product sales in the 2007 period to 75.8% in the 2008 period due to pricing pressures in retailing in general, and especially on flat-panel TV's.

			Change	
(Dollars in Millions)	2008	2007	$	%
Cost of service parts sold	$8.4	$6.8	1.6	23.5
As a percent of service revenues	36.4%	30.4%		

This increase was due primarily to a 22.8% increase in parts sales, which grew faster than labor sales.

			Change	
(Dollars in Millions)	2008	2007	$	%
Selling, general and administrative expense	$245.3	$225.0	20.3	9.0
As a percent of total revenues	29.8%	29.6%		

The increase in expense as a percentage of total revenues resulted primarily from increased payroll and payroll related expenses, as a percent of revenues.

			Change	
(Dollars in Millions)	2008	2007	$	%
Provision for bad debts	$1.9	$1.5	0.4	29.3
As a percent of total revenues	.23%	.19%		

The provision for bad debts on non-credit portfolio receivables and credit portfolio receivables retained by us and not eligible to be transferred to the QSPE increased primarily as a result of provision adjustments due to increased net credit losses. Additionally, the provision for bad debts in the year ended January 31, 2007, benefited from a $0.1 million reserve adjustment related to the special reserves recorded as a result of the hurricanes in 2005. See the notes to the financial statements for information regarding the performance of the credit portfolio.

(Dollars in Thousands)	2008	2007	Change $	Change %
Interest income; net	$(515)	$(676)	(161)	23.8

The net decrease in interest income was a result of a decrease in interest income from invested funds due to lower balances of invested cash and lower interest rates earned on amounts invested.

(Dollars in Thousands)	2008	2007	Change $	Change %
Other income	$(943)	$(772)	171	22.2

Both periods included gains recognized on the sales of company assets. Additionally, during the year ended January 31, 2008, there were gains realized, but not recognized, on transactions qualifying for sale-leaseback accounting that have been deferred and will be amortized as a reduction of rent expense on a straight-line basis over the minimum lease terms.

(Dollars in Millions)	2008	2007	Change $	Change %
Provision for income taxes	$21.5	$22.3	(0.8)	(3.4)

This decrease in taxes was impacted primarily by the 1.4% decrease in pretax income. Additionally, the effective tax rate declined from 35.6% for the year ended January 31, 2007, to 35.1% for the year ended January 31, 2008. The decrease in the effective tax rate is attributable to the reversal of previously accrued Texas margin tax as a result of the legal entity reorganization completed during the three months ended July 31, 2007. In July 2007, we began accruing margin tax for the entities that acquired the operations through the mergers completed during the quarter.

Year Ended January 31, 2006 Compared to the Year Ended January 31, 2007

(Dollars in Millions)	2007	2006	Change $	Change %
Net sales	$676.9	$620.7	56.2	9.1
Finance charges and other	83.7	80.4	3.3	4.1
Revenues	760.6	701.1	59.5	8.5

The $56.2 million increase in net sales was made up of the following:

- a $21.1 million increase resulted from a same store sales increase of 3.6%. The fiscal 2007 growth rate was impacted as a result of being compared to the very strong, hurricane-impacted prior year sales, which resulted in a same store sales growth rate of 16.9% achieved in the year ended January 31, 2006.
- a $35.2 million increase generated by twelve retail locations that were not open for twelve consecutive months in each period,
- a $2.2 million decrease resulted from an increase in discounts on promotional credit sales, and
- a $2.1 million increase resulted from an increase in service revenues.

The components of the $56.2 million increase in net sales were a $54.1 million increase in product sales and an $2.1 million net increase in service maintenance agreement commissions and service revenues. The $54.1 million increase in product sales resulted from the following:

- approximately $34.1 million was attributable to increases in unit sales, due primarily to increased appliances, consumer electronics (especially LCD, plasma and DLP televisions) and furniture sales, partially offset by a decline in track sales, and

- approximately $20.0 million was attributable to increases in unit price points. The price point impact was driven primarily by consumers selecting higher priced appliance products, including high-efficiency washers and dryers and stainless steel kitchen appliances and increased delivery fees, partially offset by a decline in consumer electronics as prices for new technology erode and the $2.2 million increase in discounts on extended-term promotional credit sales.

The following table presents the makeup of net sales by product category in each period, including service maintenance agreement commissions and service revenues, expressed both in dollar amounts and as a percent of total net sales. Classification of sales has been adjusted from previous filings to ensure comparability between the categories.

	Year Ended January 31,					
	2006		2007		Percent	
Category	Amount	Percent	Amount	Percent	Increase	
Home appliances	$ 223,294	36.0 %	$ 230,963	34.1 %	3.4 %	(1)
Consumer electronics	186,663	30.1	214,271	31.7	14.8	(2)
Track	99,184	16.0	94,395	13.9	(4.8)	(3)
Delivery	9,931	1.6	11,380	1.7	14.6	(2)
Lawn and garden	17,567	2.8	16,741	2.5	(4.7)	(4)
Bedding	13,120	2.1	17,721	2.6	35.1	(5)
Furniture	15,320	2.4	33,357	4.9	117.7	(5)
Other	4,798	0.8	5,131	0.8	6.9	(2)
Total product sales	569,877	91.8	623,959	92.2	9.5	
Service maintenance agreement commissions	30,583	4.9	30,567	4.5	(0.1)	(6)
Service revenues	20,278	3.3	22,411	3.3	10.5	(7)
Total net sales	$ 620,738	100.0 %	$ 676,937	100.0 %	9.1 %	

(1) Fiscal year 2006 appliance sales were benefited by strong customer demand after Hurricanes Katrina and Rita in that year.
(2) These increases are consistent with overall increase in product sales and improved unit prices.
(3) The decline in track sales (consisting largely of computers, computer peripherals, portable electronics and small appliances) is due primarily to reduced sales of computers and portable CRT televisions.
(4) A slower late-summer selling season due to dry weather impacted this category.
(5) This increase is due to the increased emphasis on the sales of mattresses and furniture, primarily sofas, recliners and entertainment centers, and new product lines added to the furniture category.
(6) This decrease is due to increased SMA cancellations driven by higher credit charge-offs and reduced sales penetration as we introduced products (furniture and mattresses) that are not SMA-eligible.
(7) This increase is driven by increased units in operation as we continue to grow product sales and an increase in the prices of parts used to repair higher-priced technology (flat-panel televisions, etc.).

This increase in revenue resulted primarily from increases in securitization income of $3.4 million, a $2.0 million decrease in service maintenance agreement retrospective commissions and a net increase in insurance commissions and other revenues of $1.9 million. Securitization income grew at a slower pace than net sales because of higher credit losses experienced during the year ended January 31, 2007, as a result of the disruption to our credit operations caused by Hurricane Rita. As a result of the higher loss rate experienced, we recorded an impairment charge of $1.5 million during the quarter ended July 31, 2006, reducing the value of our interest in securitized assets. The credit net charge-off rate has returned to historical levels and is expected to approximate 3.0% during fiscal 2008. We recorded an impairment charge of $0.9 million during the quarter ended October 31, 2005, for anticipated credit losses due to the impact of Hurricane Rita on our credit operations and an increase in bankruptcy filings due to the new bankruptcy law that took effect in October 2005. Securitization income growth is attributable to higher product sales and increases in our retained interest in assets transferred to the QSPE, due primarily to increases in the transferred balances. Insurance commissions and other revenue growth was driven by the increase in product sales The decline in service maintenance agreement retrospective commissions was due to a change in the commission structure that became effective during fiscal 2006. The change resulted in us receiving a greater portion of the income at the time of the sale of the service maintenance agreement, which is included in Total net sales, with a corresponding decrease in the retrospective commissions received.

			Change	
(Dollars in Millions)	2007	2006	$	%
Cost of Goods Sold	$466.3	$422.5	43.8	10.4
As a percent of net product sales	74.7%	74.1%		

Cost of products sold increased due to pricing pressures on flat-panel TV's and the fact that the strong fiscal 2006 sales, after the hurricanes, were achieved with very little discounting.

			Change	
(Dollars in Millions)	2007	2006	$	%
Cost of Service Parts Sold	$6.8	$5.3	1.5	27.8
As a percent of service revenue	30.4%	26.1%		

Cost of service parts sold, including warehousing and occupancy cost, increased due to a 34.8% increase in parts sales.

			Change	
(Dollars in Millions)	2007	2006	$	%
Selling, General and Administrative Expense	$225.0	$208.3	16.7	8.0
As a percent of total revenue	29.6%	29.7%		

The decrease in expense as a percentage of total revenues resulted primarily from decreased payroll and payroll related expenses and net advertising expense, as a percent of revenues. Additionally, $0.9 million of expenses, net of insurance proceeds, were incurred in the year ended January 31, 2006, due to Hurricane Rita.

			Change	
(Dollars in Millions)	2007	2006	$	%
Provision for Bad Debts	$1.5	$1.1	.4	30.3
As a percent of total revenue	.19%	.16%		

The provision for bad debts on non-credit portfolio receivables and credit portfolio receivables retained by the Company and not transferred to the QSPE increased primarily as a result of provision adjustments due to increased credit losses.

			Change	
(Dollars in Thousands)	2007	2006	$	%
Interest (Income) Expense, net	$(676)	$400	1,076	N/A

The net improvement in interest (income) expense was attributable to the following factors:

- expiration in April 2005 of $20.0 million in our interest rate hedges and the discontinuation of hedge accounting for derivatives resulted in a net decrease in interest expense of approximately $244,000; and

- increased interest income from invested funds of approximately $539,000.

The remaining change of $317,000 resulted from lower average outstanding debt balances and capitalization of interest on construction in progress.

(Dollars in Thousands)	2007	2006	Change $	Change %
Other (Income) Expense, net	$(772)	$69	841	N/A

This change was primarily the result of a $0.7 million gain recognized on the sale of a building and the related land.

(Dollars in Millions)	2007	2006	Change $	Change %
Provision for Income Taxes	$22.3	$22.4	.1	0.3

The decrease in the Provision for income taxes is attributable to lower Income before income taxes, state tax refunds received during the period and adjustments to reconcile final tax returns to previous estimates, partially offset by additional tax expense from the new Texas margin tax. The impact of the new Texas margin tax was partially offset by the one-time benefit of deferred tax assets recorded as a result of the new tax. Our effective rate for the year ended January 31, 2007 was 35.6%, as compared to 35.2% for the year ended January 31, 2006, as impact of the Texas margin tax was partially offset by the refunds and return adjustments.

Impact of Inflation

We do not believe that inflation has a material effect on our net sales or results of operations. However, a continuing significant increase in oil and gasoline prices could adversely affect our customers' shopping decisions and patterns. We rely heavily on our internal distribution system and our next day delivery policy to satisfy our customers' needs and desires, and any such significant increases could result in increased distribution charges. Such increases may not affect our competitors in the same manner as it affects us.

Seasonality and Quarterly Results of Operations

Our business is somewhat seasonal, with a higher portion of sales and operating profit realized during the quarter that ends January 31, due primarily to the holiday selling season. Over the four quarters of fiscal 2008, gross margins were 34.8%, 33.8%, 32.6% and 32.8%. During the same period, operating margins were 9.4%, 6.7%, 3.4% and 9.0%. A portion of the fluctuation in gross margins and operating margins is due to planned infrastructure cost additions, such as increased warehouse space and larger stores, additional personnel and systems required to absorb the significant increase in revenues that we have experienced over the last several years. We also recorded a reduction in the fair value of our interests in securitized assets by $4.0 million in the quarter ended October 31, 2007, which caused both the gross margin and operating margin for that quarter to be reduced.

Additionally, quarterly results may fluctuate materially depending on factors such as the following:

- timing of new product introductions, new store openings and store relocations;
- sales contributed by new stores;
- increases or decreases in comparable store sales;
- adverse weather conditions;
- shifts in the timing of certain holidays or promotions; and
- changes in our merchandise mix.

Results for any quarter are not necessarily indicative of the results that may be achieved for a full year.

The following tables sets forth certain unaudited quarterly statement of operations information for the eight quarters ended January 31, 2008. The unaudited quarterly information has been prepared on a consistent basis and includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

	Fiscal Year 2007 (A)			
	Quarter Ended			
	Apr. 30	Jul. 31	Oct. 31	Jan. 31
	(dollars and shares in thousands, except per share amounts)			
Revenues				
Product sales	$ 158,509	$ 150,647	$ 139,594	$ 175,209
Service maintenance agreement commissions (net)	7,967	7,063	6,845	8,692
Service revenues	5,229	5,927	5,951	5,304
Total net sales	171,705	163,637	152,390	189,205
Finance charges and other	20,483	18,567	21,303	23,367
Total revenues	192,188	182,204	173,693	212,572
Percent of annual revenues	25.3%	24.0%	22.8%	27.9%
Cost and expenses				
Cost of goods sold, including warehousing and occupancy costs	118,552	112,760	104,124	130,843
Cost of service parts sold, including warehousing and occupancy costs	1,565	1,389	1,834	1,997
Selling, general and administrative expense	53,841	55,421	56,204	59,513
Provision for bad debts	43	390	526	517
Total cost and expenses	174,001	169,960	162,688	192,870
Operating Income	18,187	12,244	11,005	19,702
Operating Profit as a % total revenues	9.5%	6.7%	6.3%	9.3%
Interest (income) expense	(184)	(187)	(141)	(164)
Other (income) expense	(33)	(721)	(19)	1
Income before income taxes	18,404	13,152	11,165	19,865
Provision for income taxes	6,455	4,608	4,011	7,201
Net income	$ 11,949	$ 8,544	$ 7,154	$ 12,664
Net income as a % of revenue	6.2%	4.7%	4.1%	6.0%
Outstanding shares:				
Basic	23,596	23,676	23,698	23,680
Diluted	24,448	24,344	24,165	24,204
Earnings per share:				
Basic	$ 0.51	$ 0.36	$ 0.30	$ 0.53
Diluted	$ 0.49	$ 0.35	$ 0.30	$ 0.52

(A) - In order to present our results on a basis that is more comparable with others in our industry, we have reclassified advertising expenditures that were previously included in costs of goods sold to selling, general and administrative expense.

	Fiscal Year 2008 (A)			
	Quarter Ended			
	Apr. 30	Jul. 31	Oct. 31	Jan. 31
	(dollars and shares in thousands, except per share amounts)			
Revenues				
Product sales	$ 166,639	$ 163,793	$ 155,657	$ 185,482
Service maintenance agreement commissions (net)	9,281	9,071	8,336	9,736
Service revenues	5,445	6,137	6,059	5,356
Total net sales	181,365	179,001	170,052	200,574
Finance charges and other	23,945	24,526	19,314	25,351
Total revenues	205,310	203,527	189,366	225,925
Percent of annual revenues	24.9%	24.7%	23.0%	27.4%
Cost and expenses				
Cost of goods sold, including warehousing and occupancy costs	124,393	125,297	118,191	140,906
Cost of service parts sold, including warehousing and occupancy costs	1,866	2,123	2,257	2,133
Selling, general and administrative expense	59,214	62,113	61,928	62,062
Provision for bad debts	560	348	582	418
Total cost and expenses	186,033	189,881	182,958	205,519
Operating Income	19,277	13,646	6,408	20,406
Operating Profit as a % total revenues	9.4%	6.7%	3.4%	9.0%
Interest (income) expense	(240)	(251)	(110)	86
Other (income) expense	(831)	(55)	(34)	(23)
Income before income taxes	20,348	13,952	6,552	20,343
Provision for income taxes	7,402	4,295	2,531	7,281
Net income	$ 12,946	$ 9,657	$ 4,021	$ 13,062
Net income as a % of revenue	6.3%	4.7%	2.1%	5.8%
Outstanding shares:				
Basic	23,567	23,489	23,077	22,651
Diluted	24,121	24,058	23,550	22,976
Earnings per share:				
Basic	$ 0.55	$ 0.41	$ 0.17	$ 0.58
Diluted	$ 0.54	$ 0.40	$ 0.17	$ 0.57

(A) - In order to present our results on a basis that is more comparable with others in our industry, we have reclassified advertising expenditures that were previously included in costs of goods sold to selling, general and administrative expense.

Liquidity and Capital Resources

We require capital to finance our growth as we add new stores and markets to our operations, which in turn requires additional working capital for increased receivables and inventory. We have historically financed our operations through a combination of cash flow generated from operations and external borrowings, including primarily bank debt, extended terms provided by our vendors for inventory purchases, acquisition of inventory under consignment arrangements and transfers of receivables to our asset-backed securitization facilities. At January 31, 2008, we had a revolving lines of credit in the amount of $58 million, under which we had no borrowings outstanding, but utilized $2.4 million of availability to issue letters of credit. We expect that our cash requirements for the foreseeable future, including those for our capital expenditure requirements, will be met with our available lines of credit and our $6.4 million of excess cash and cash equivalents, which were invested in short-term, tax-free instruments, at January 31, 2008, together with cash generated from operations. Our current plans are to grow our store base by approximately 10% a year. We expect we will invest in inventory, real estate and customer receivables to support the additional stores and same store sales growth. Depending on market conditions we may, at times, enter into sale-leaseback transactions to finance our real estate or seek alternative financing sources for new store expansions and customer receivables growth, including expansion of existing lines of credit, and accessing new debt or equity markets.

On March 26, 2008, we executed an amendment to our bank credit facility, to increase the commitment from $50 million to $100 million, to provide additional liquidity, if needed, to support our growth plans. In addition to the expanded commitment, the interest margin added to the applicable base rate was increased by

25 basis points. This facility matures in November 2010. This increase in the facility brings our total availability under revolving lines of credit to $105.6 million at March 26, 2008.

In its regularly scheduled meeting on August 24, 2006, our Board of Directors authorized the repurchase of up to $50 million of our common stock, dependent on market conditions and the price of the stock. We expect to fund these purchases with a combination of excess cash, cash flow from operations, borrowings under our revolving credit facilities and proceeds from the sale of owned properties. Through January 31, 2008, we had spent $37.1 million under this authorization to acquire 1,723,205 shares of our common stock. Future stock repurchases will be dependent upon the availability of sufficient capital and liquidity to support our growth plans and the repurchase program.

The following is a comparison of our statement of cash flows for our fiscal years 2007 and 2008:

During the year ended January 31, 2008, net cash provided by (used in) operating activities decreased $34.5 million from $28.9 million provided by operating activities in the year ended January 31, 2007, to $5.6 million used in the January 31, 2008. Operating cash flows for both periods were negatively impacted by higher than normal payments on accounts payable and accrued expenses, as discussed below. The cash used in operations for the year ended January 31, 2008, was driven primarily by payments on accounts payable, which was driven by the timing of receipts of inventory and increased investment in accounts receivable. Our increased investment in accounts receivable was due primarily to increased balances in the sold portfolio and a lower funding rate as a percentage of the sold portfolio. The lower funding rate is primarily the result of the QSPE's pay down of its 2002 Series B bond issuance. We expect the funding rate to improve once the pay down is completed, which is scheduled for completion in May, 2008. The cash provided by operations for the year ended January 31, 2007, resulted primarily from net income plus depreciation plus the benefit of the QSPE completing its medium-term bond issuance in August 2006. The completion of the bond issuance resulted in an increase in the funding rate, providing additional cash to be advanced to us on receivables transferred. Offsetting the cash provided was cash used primarily due to increased investment in inventory and the timing of payments of accounts payable and federal income and employment taxes, which had been extended due to the impact of hurricanes in the prior fiscal year. Those extended terms ended and deadlines were reached in the quarter ended April 30, 2006, and we were required to satisfy those obligations, negatively impacting our operating cash flows by approximately $18.9 million.

As noted above, we offer promotional credit programs to certain customers that provide for "same as cash" or deferred interest interest-free periods of varying terms, generally three, six, or 12 months; in fiscal year 2005 we increased these terms to include 18, 24 and 36 months. The various "same as cash" promotional accounts and deferred interest program accounts are eligible for securitization up to the limits provided for in our securitization agreements. This limit is currently 30.0% of eligible securitized receivables. If we exceed this 30.0% limit, we would be required to use some of our other capital resources to carry the unfunded balances of the receivables for the promotional period. The percentage of eligible securitized receivables represented by promotional receivables was 20.0% as of January 31, 2007, and at January 31, 2008, the percentage was 23.0% The weighted average promotional period was 13.1 months and 15.1 months for promotional receivables outstanding as of January 31, 2007 and 2008, respectively. The weighted average remaining term on those same promotional receivables was 9.8 months and 10.7 months as of January 31, 2007 and 2008, respectively. While overall these promotional receivables have a much shorter weighted average term than non-promotional receivables for the customers that take advantage of the promotional terms, we receive less income on these receivables, resulting in a reduction of the net interest margin used in the calculation of the gain on the sale of receivables.

Net cash used in investing activities was $16.1 million and $10.0 million in fiscal year 2007 and fiscal year 2008, respectively. Cash used for purchases of property and equipment was approximately $18.4 million in fiscal year 2007 and $19.0 fiscal year 2008. The cash expended for property and equipment was used primarily for construction of new stores and the reformatting of existing stores to better support our current product mix. We estimate that capital expenditures for the 2009 fiscal year will approximate $20 million to $25 million.

We lease 64 of our 69 stores, and our plans for future store locations include primarily leases, but does not exclude store ownership. Our capital expenditures for future store projects should primarily be for our tenant improvements to the property leased (including any new distribution centers and warehouses), the cost of which is approximately $1.6 million per store, and for our existing store remodels, in the range of $105,000 per store remodel, depending on store size. In the event we purchase existing properties, our capital expenditures will depend on the particular property and whether it is improved when purchased. We are continuously reviewing new relationship and funding sources and alternatives for new stores, which may include "sale-leaseback" or direct "purchase-lease" programs, as well as other funding sources for our purchase and construction of those projects. If we are successful in these relationship developments, our direct cash needs should include only our capital expenditures for tenant improvements to leased properties and our remodel programs for existing stores, but could include full ownership if it meets our cash investment strategy.

Net cash used in financing activities increased $28.6 million from $1.3 million for the year ended January 31, 2007, to $29.9 million for the year ended January 31, 2008. This change resulted primarily from the use of $33.3 million for the purchase of our common stock in fiscal year 2008.

We entered into our existing bank credit facility on October 31, 2005. The agreement provides a line of credit to $50 million, with an accordion feature to allow further expansion of the facility to $90 million, under certain conditions. The credit facility has a maturity date of November 1, 2010. Additionally, the facility provides sublimits of $8 million for a swingline line of credit for faster advances on borrowing requests, and $5 million for standby letters of credit. Loans under our revolving credit facility may, at our option, bear interest at either the alternate base rate, which is the greater of the administrative agent's prime rate or the federal funds rate, or the LIBOR rate for the applicable interest period, in each case plus an applicable interest margin. The interest margin is between 0.00% and 0.50% for base rate loans and between 0.75% and 1.75% for LIBOR alternative rate loans. The interest margin will vary depending on our debt coverage ratio. Additionally we pay commitment fees for the undrawn portion of our revolving credit facility. At January 31, 2008, based on the LIBOR rate, the interest rate on the revolving facility was 4.15%.

Effective August 28, 2006, we entered into an amendment to our $50 million revolving credit facility with the existing lenders. The amendment increases our restricted payment capacity, which includes payments for repurchases of capital stock, from $25 million to $50 million. There were no other modifications of the Credit Agreement.

A summary of the significant financial covenants that govern our bank credit facility compared to our actual compliance status at January 31, 2008, is presented below:

	Actual	Required Minimum/ Maximum
Debt service coverage ratio must exceed required minimum	4.09 to 1.00	2.00 to 1.00
Total adjusted leverage ratio must be lower than required maximum	1.65 to 1.00	3.00 to 1.00
Adjusted consolidated net worth must exceed required minimum	$301.2 million	$214.8 million
Charge-off ratio must be lower than required maximum	0.03 to 1.00	0.06 to 1.00
Extension ratio must be lower than required maximum	0.03 to 1.00	0.05 to 1.00
30-day delinquency ratio must be lower than required maximum	0.10 to 1.00	0.13 to 1.00

Note: All terms in the above table are defined by the bank credit facility and may or may not agree directly to the financial statement captions in this document.

Events of default under the credit facility include, subject to grace periods and notice provisions in certain circumstances, non-payment of principal, interest or fees; violation of covenants; material inaccuracy of any representation or warranty; default under or acceleration of certain other indebtedness; bankruptcy and insolvency events; certain judgments and other liabilities; certain environmental claims; and a change of control. If an event of default occurs, the lenders under the credit facility are entitled to take various actions, including accelerating amounts due under the credit facility and requiring that all such amounts be immediately paid in full. Our obligations under the credit facility are secured by all of our and our subsidiaries' assets, excluding customer receivables owned by the QSPE and certain inventory subject to vendor floor plan arrangements.

The following table reflects outstanding commitments for borrowings and letters of credit, and the amounts utilized under those commitments, as of January 31, 2008:

	Commitment Expires in Fiscal Year Ending January 31,							Balance at January 31, 2008	Available at January 31, 2008
	2009	2010	2011	2012	2013	Thereafter	Total		
	(in thousands)								
Revolving Bank Facility (1)......		$ 50,000					$ 50,000	$ 2,442	$ 47,558
Unsecured Line of Credit........	8,000						8,000	-	8,000
Inventory Financing (2)..........	40,000						40,000	14,766	25,234
Letters of Credit..................	25,000						25,000	847	24,153
Total	$ 73,000	$ 50,000	$ -	$ -	$ -	$ -	$ 123,000	$ 18,055	$ 104,945

(1) Includes letter of credit sublimit. There was $2.4 million of letters of credit issued at January 31, 2008.

(2) Included in accounts payable on the consolidated balance sheet as of January 31, 2008.

Since we extend credit in connection with a large portion of our retail, service maintenance and credit insurance sales, we created a QSPE in 2002 to purchase customer receivables from us and to issue medium-term and variable funding notes secured by the receivables to third parties to finance its purchase of these receivables. We transfer receivables, consisting of retail installment and revolving accounts receivables extended to our customers, to the issuer in exchange for cash, subordinated securities and the right to receive the interest spread between the assets held by the QSPE and the notes issued to third parties and our servicing fees. The subordinated securities issued to us accrue interest based on prime rates and are subordinate to these third party notes.

Both the bank credit facility and the asset-backed securitization program are significant factors relative to our ongoing liquidity and our ability to meet the cash needs associated with the growth of our business. Our inability to use either of these programs because of a failure to comply with their covenants would adversely affect our continued growth. Funding of current and future receivables under the asset-backed securitization program can be adversely affected if we exceed certain predetermined levels of re-aged receivables, write-offs, bankruptcies or other ineligible receivable amounts. If the funding under the asset-backed securitization program were reduced or terminated, we would have to draw down our bank credit facility more quickly than we have estimated.

A summary of the total receivables managed under the credit portfolio, including quantitative information about delinquencies, net credit losses and components of securitized assets, is presented in Note 3 to our consolidated financial statements.

Based on current operating plans, we believe that cash provided by operating activities, available borrowings under our credit facility, access to the unfunded portion of the variable funding portion of our asset-backed securitization program and our current cash and cash equivalents will be sufficient to fund our operations, store expansion and updating activities and capital expenditure programs for at least the next 12 months. However, there are several factors that could decrease cash provided by operating activities, including:

- reduced demand or margins for our products;
- more stringent vendor terms on our inventory purchases;
- loss of ability to acquire inventory on consignment;
- increases in product cost that we may not be able to pass on to our customers;
- reductions in product pricing due to competitor promotional activities;
- changes in inventory requirements based on longer delivery times of the manufacturers or other requirements which would negatively impact our delivery and distribution capabilities;
- increases in the retained portion of our receivables portfolio under our current QSPE's asset-backed securitization program as a result of changes in performance or types of receivables transferred (promotional versus non-promotional), or as a result of a change in the mix of funding sources available to the QSPE, requiring higher collateral levels;

- inability to renew or expand our capacity for financing our receivables portfolio under existing or replacement QSPE asset-backed securitization programs or a requirement that we retain a higher percentage of the credit portfolio under such programs;
- increases in the program costs (interest and administrative fees relative to our receivables portfolio) associated with the funding of our receivables;
- increases in personnel costs required for us to stay competitive in our markets; and
- the inability to get our current variable funding facility renewed.

If cash provided by operating activities during this period is less than we expect or if we need additional financing for future growth, we may need to increase our revolving credit facility or undertake additional equity or debt offerings. We may not be able to obtain such financing on favorable terms, if at all.

Off-Balance Sheet Financing Arrangements

Since we extend credit in connection with a large portion of our retail, service maintenance and credit insurance sales, we have created a qualified special purpose entity, which we refer to as the QSPE or the issuer, to purchase customer receivables from us and to issue asset-backed and variable funding notes to third parties to obtain cash for these purchases. We transfer receivables with a weighted average life of 1.2 years, consisting of retail installment contracts and revolving accounts extended to our customers, to the issuer in exchange for cash and subordinated, unsecured promissory notes. To finance its acquisition of these receivables, the issuer has issued the notes and bonds described below to third parties. The unsecured promissory notes issued to us are subordinate to these third party notes and bonds.

At January 31, 2008, the issuer has issued three series of notes: the 2002 Series A variable funding note with a total availability of $450.0 million, three classes of 2002 Series B notes in the aggregate amount outstanding of $40.0 million, of which $4.0 million was required to be placed in a restricted cash account for the benefit of the bondholders, and three classes of 2006 Series A bonds with an aggregate amount outstanding of $150.0 million, of which $6.0 million was required to be placed in a restricted cash account for the benefit of the bondholders. The 2002 Series A variable funding note is composed of a $250 million 364-day tranche, and a $200 million tranche that matures in 2011. The 364-day commitment was recently renewed and increased, in the amount of $150 million, by the note holders until July 31, 2008. The $150 million increase in the commitment will stay in place until the first to occur of: (i) the QSPE completes a medium-term bond issuance, or (ii) the note is not renewed by the note holders. At the time of the increase in the note, an additional bank joined as the second note holder in the facility. The commercial paper underlying the 2002 Series A variable funding note is rated A1/P1 by Standard and Poors and Moody's, respectively. These ratings represent the highest rating (highest quality) of each rating agency's three short-term investment grade ratings, except that Standard and Poors could add a "+" which would convert the highest quality rating to an extremely strong rating. The 2002 Series B notes consist of: Class A notes in the amount $24.0 million, rated Aaa by Moody's representing the highest rating (highest quality) of the four long term investment grade ratings provided by this organization; Class B notes in the amount $11.6 million, rated A2 by Moody's representing the middle of the third rating (upper medium quality) of the four long term investment grade ratings provided by this organization; and Class C notes in the amount of $4.4 million, rated Baa2/BBB by Moody's and Fitch, respectively. The 2006 Series A notes consist of: Class A notes in the amount $90.0 million, rated Aaa by Moody's representing the highest rating (highest quality) of the four long term investment grade ratings provided by this organization; Class B notes in the amount $43.3 million, rated A2 by Moody's representing the middle of the third rating (upper medium quality) of the four long term investment grade ratings provided by this organization; and Class C notes in the amount of $16.7 million, rated Baa2 by Moody's. The Baa2/BBB ratings represent the lowest of the four investment grades (medium quality) provided by these organizations. The ratings disclosed are not recommendations to buy, sell or hold securities. These ratings may be changed or withdrawn at any time without notice, and each of the ratings should be evaluated independently of any other rating. We are not aware of a rating by any other rating organization and are not aware of any changes in these ratings. Private institutional investors, primarily insurance companies, purchased the 2002 Series B notes and 2006 Series A notes. The issuer used the proceeds of these issuances to purchase eligible accounts receivable from us and to fund the required restricted cash accounts for credit enhancement of the notes. If the net portfolio yield, as defined by agreements, falls below 5.0%, then the issuer may be required to fund additions to the cash reserves in the restricted cash accounts. At January 31,2008, the net portfolio yield was in compliance with this requirement.

We are entitled to a monthly servicing fee, so long as we act as servicer, in an amount equal to .25% multiplied by the average aggregate principal amount of receivables plus the amount of average aggregate defaulted receivables. The issuer records revenues equal to the interest charged to the customer on the receivables less losses, the cost of funds, the program administration fees paid in connection with the 2002 Series A, 2002 Series B, or 2006 Series A note holders, the servicing fee and additional earnings to the extent they are available.

After the September 10, 2007, amendment, the 2002 Series A variable funding note now permits the issuer to borrow funds up to $450 million to purchase receivables from us, thereby functioning as a "basket" to accumulate receivables. As issuer borrowings under the 2002 Series A variable funding note approach $450 million, the issuer is required to request an increase in the 2002 Series A amount or issue a new series of bonds and use the proceeds to pay down the then outstanding balance of the 2002 Series A variable funding note, so that the basket will once again become available to accumulate new receivables or meet other obligations required under the transaction documents. As of January 31, 2008, borrowings under the 2002 Series A variable funding note were $278.0 million.

Recent turmoil in the financial markets, especially with respect to asset-backed securities, has resulted in reduced liquidity available for issuances of these securities and rising costs for issuers. As a result, the issuer has delayed the marketing of an additional series of fixed rate bonds. It is currently anticipated that the issuer will attempt to complete a transaction in the second or third quarter of the fiscal year ending January 31, 2009, but no assurance can be given that a transaction can be completed on terms favorable to it.. The proceeds of a new issuance would provide the issuer additional capacity for the purchase of our receivables. If the issuer is unable to complete the new bond issuance or renew or increase the total availability under the 2002 Series A variable funding note, then, after its current funding sources are exhausted, we may have to fund growth in the receivables portfolio until the issuer can obtain additional funding. If necessary, in addition to available cash balances, cash flow from operations and borrowing capacity under our revolving facilities, additional cash to fund our growth and increase receivables balances could be obtained by:

- reducing capital expenditures for new store openings,
- taking advantage of longer payment terms and financing available for inventory purchases,
- utilizing other sources for providing financing to our customers,
- negotiating to expand the capacity available under existing credit facilities, and
- accessing new debt or equity markets.

At January 31, 2008, we had $6.4 million of excess cash and $55.6 million of availability under our revolving credit facilities, among other liquidity sources, to provide funding, if needed, to fund receivable portfolio growth. As such, we believe we have sufficient sources of liquidity to fund our operations, including credit portfolio growth, for at least the next 12 months.

The Series A variable funding note bears interest at the commercial paper rate plus an applicable margin, in most instances of 0.8%. The 2002 Series B notes have fixed rates of 4.469%, 5.769% and 8.180% for the Class A, B and C notes, respectively. The 2006 Series A notes have fixed rates of 5.507%, 5.854% and 6.814% for the Class A, B and C notes, respectively. In addition, there is an annual administrative fee and a non-use fee associated with the unused portion of the committed facility.

While we are not directly liable to the lenders under the asset-backed securitization facility, any shortfall in the cash necessary to repay the note and bond holders and our subordinated notes would first reduce the amount paid to us under the subordinated notes. As such, we bear the risk of losses incurred by the issuer, to the extent of our retained interest, before the issuer's third-party lenders are exposed to losses. If the issuer is unable to repay the 2002 Series A note, 2002 Series B bonds and 2006 Series A bonds due to its inability to collect the transferred customer accounts and the issuer could not pay the subordinated notes it has issued to us in partial payment for transferred customer accounts, the 2002 Series B and 2006 Series A bond holders could claim the balance in its $10.0 million restricted cash account. We are also contingently liable under a $20.0 million letter of credit that secures our performance of our obligations or services under the servicing agreement as it relates to the transferred assets that are part of the asset-backed securitization facility.

The issuer is subject to certain affirmative and negative covenants contained in the transaction documents governing the 2002 Series A variable funding note and the 2002 Series B and 2006 Series A bonds, including covenants that restrict, subject to specified exceptions: the incurrence of additional indebtedness and other obligations and the granting of additional liens; mergers, acquisitions, investments and disposition of assets; and the use of proceeds of the program. The issuer also makes covenants relating to compliance with certain laws, payment of taxes, maintenance of its separate legal entity, preservation of its existence, protection of collateral and financial reporting. In addition, the program requires the issuer to maintain a minimum net worth.

A summary of the significant financial covenants that govern the 2002 Series A variable funding note compared to actual compliance status at January 31, 2008, is presented below:

	As reported	Required Minimum/ Maximum
Issuer interest must exceed required minimum	$78.5 million	$75.8 million
Gross loss rate must be lower than required maximum	4.1%	10.0%
Net portfolio yield must exceed required minimum	8.7%	2.0%
Payment rate must exceed required minimum	7.0%	3.0%

Note: All terms in the above table are defined by the asset backed credit facility and may or may not agree directly to the financial statement captions in this document.

Events of default under the 2002 Series A variable funding note and the 2002 Series B and Series 2006 A bonds, subject to grace periods and notice provisions in some circumstances, include, among others: failure of the issuer to pay principal, interest or fees; violation by the issuer of any of its covenants or agreements; inaccuracy of any representation or warranty made by the issuer; certain servicer defaults; failure of the trustee to have a valid and perfected first priority security interest in the collateral; default under or acceleration of certain other indebtedness; bankruptcy and insolvency events; failure to maintain certain loss ratios and portfolio yield; change of control provisions and certain events pertaining to us. The issuer's obligations under the program are secured by the receivables and proceeds.

Securitization Facilities

We finance most of our customer receivables through asset-backed securitization facilities



Retail Sales Entity
Qualifying Special Purpose Entity ("QSPE")
1. Cash Proceeds
2. Subordinated Securities
3. Right to Receive Cash Flows Equal to Interest Rate Spread
2002 Series A Note
$450 million Commitment
$278 million Outstanding
Credit Rating: P1/A2
Bank Commercial Paper Conduits
2002 Series B Bonds
$40 million
Private Institutional Investors
Class A: $24.0 mm (Aaa)
Class B: $11.6 mm (A2)
Class C: $4.4 mm (Baa2)
2006 Series A Bonds
$150 million
Private Institutional Investors
Class A: $90 mm (Aaa)
Class B: $43.3 mm (A2)
Class C: $16.7 mm (Baa2)

Certain Transactions

Since 1996, we have leased a retail store location of approximately 19,150 square feet in Houston, Texas from Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer. The lease provides for base monthly rental payments of $17,235 plus escrows for taxes, insurance and common area maintenance expenses of increasing monthly amounts based on expenditures by the management company operating the shopping center of which this store is a part through January 31, 2011. We also have an option to renew the lease for two additional five-year terms. Mr. Frank received total payments under this lease of $281,000 in fiscal 2006, 2007 and 2008, respectively. Based on market lease rates for comparable retail space in the area, we believe that the terms of this lease are no less favorable to us than we could have obtained in an arms' length transaction at the date of the lease commencement.

We leased six store locations from Specialized Realty Development Services, LP (SRDS), a real estate development company that was created prior to our becoming publicly held and was owned by various members of management and individual investors of Stephens Group, Inc., a significant shareholder of the company. Based on independent appraisals that were performed on each project that was completed, we believe that the terms of the leases were at least comparable to those that could be obtained in an arms' length transaction. As part of the ongoing operation of SRDS, we received management fees associated with the administrative functions that were provided to SRDS of $6,500 for the year ended January 31, 2006. As of January 31, 2005, we no longer leased any properties from SRDS since it divested itself of the leased properties. As part of the divestiture, SRDS reimbursed us $75,000 for costs related to lease modifications.

We engage the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of our direct mail advertising. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by SF Holding Corp., members of the Stephens family, Jon E. M. Jacoby, and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant shareholders of the Company, and Messrs. Jacoby and Martin are members of our Board of Directors. The fees we paid to DMS during fiscal years ended 2006, 2007 and 2008 amounted to approximately $2.1 million, $3.6 million and $2.5 million, respectively. Thomas J. Frank, the Chief Executive Officer and Chairman of the Board of Directors owned a small percentage (0.7%) at the end of fiscal year 2005, but divested his interest during the first half of fiscal year 2006.

We engage the services of Stephens Inc. to act as our broker under our stock repurchase program. Stephens Inc. is a shareholder of the Company, and Doug Martin, an Executive Vice President of Stephens Inc., is a member of our Board of Directors. During the years ended January 31, 2007 and 2008, respectively, we incurred fees payable to Stephens Inc. of $5,040 and $46,644, respectively, related to the purchase of 168,000 and 1,555,205 shares, respectively of our common stock. Based on a review of competitive bids received from various broker candidates, we believe the terms of this arrangement are no less favorable than we could have obtained in an arms' length transaction.

Contractual Obligations

The following table presents a summary of our known contractual obligations as of January 31, 2008, with respect to the specified categories, classified by payments due per period.

		Payments due by period			
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
			(in thousands)		
Long term debt	$ 119	$ 102	$ 10	$ 7	$ -
Operating leases:					
Real estate	145,463	17,769	34,420	29,792	63,482
Equipment	8,720	2,511	3,873	1,583	753
Purchase obligations (1)	1,998	1,515	483	-	-
Total contractual cash obligations	$ 156,300	$ 21,897	$ 38,786	$ 31,382	$ 64,235

(1) Includes contracts for long-term communication services. Does not include outstanding purchase orders for merchandise, services or supplies which are ordered in the normal course of operations and which generally are received and recorded within 30 days.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest rates under our bank credit facility are variable and are determined, at our option, as the base rate, which is the greater of prime rate or federal funds rate plus 0.50% plus the base rate margin, which ranges from 0.00% to 0.50%, or LIBOR plus the LIBOR margin, which ranges from 0.75% to 1.75%. Accordingly, changes in the prime rate, the federal funds rate or LIBOR, which are affected by changes in interest rates generally, will affect the interest rate on, and therefore our costs under, our bank credit facility. We are also exposed to interest rate risk associated with our interest in securitized assets. See Note 3 to the audited financial statements for disclosures related to the sensitivity of the current fair value of the interest in securitized assets to 10% and 20% adverse changes in the factors that affect these assets, including interest rates. Since January 31, 2007, our interest rate sensitivity has increased on our interest in securitized assets as the variable rate portion of the QSPE's debt has increased from $120.0 million, or 29.2% of its debt, to $278.0 million or 59.4% of its total debt.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Management's Report on Internal Control Over Financial Reporting	59
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	60
Report of Independent Auditors	61
Consolidated Balance Sheets	62
Consolidated Statements of Operations	63
Consolidated Statements of Stockholders' Equity	64
Consolidated Statements of Cash Flows	65
Notes to Consolidated Financial Statements	66

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or Rule 15(d)-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management (with the participation of our principal executive officer and our principal financial officer) assessed the effectiveness of our internal control over financial reporting as of January 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment and those criteria, management believes that, as of January 31, 2008, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of January 31, 2008, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Conn's, Inc.
Beaumont, Texas
March 27, 2008

/s/ Michael J. Poppe

Michael J. Poppe
Chief Financial Officer

/s/ Thomas J. Frank

Thomas J. Frank
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Conn's, Inc.

We have audited Conn's Inc.'s internal control over financial reporting as of January 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Conn's, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Conn's, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Conn's, Inc. as of January 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2008 of Conn's, Inc. and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
March 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Conn's, Inc.

We have audited the accompanying consolidated balance sheets of Conn's, Inc. as of January 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conn's, Inc. at January 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on February 1, 2006, the Company changed its method of accounting for share-based compensation.

As discussed in Note 2 to the consolidated financial statements, on February 1, 2007, the Company changed its method of accounting for interests in securitized assets and its method of accounting for servicing liabilities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Conn's Inc.'s internal control over financial reporting as of January 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Houston, Texas
March 26, 2008

Conn's, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Assets	January 31, 2007	January 31, 2008
Current Assets		
Cash and cash equivalents	$ 56,570	$ 11,015
Accounts receivable, net of allowance for doubtful accounts of $821 and $960, respectively	31,737	36,100
Interest in securitized assets	136,848	178,150
Inventories	87,098	81,495
Deferred income taxes	551	2,619
Prepaid expenses and other assets	4,958	4,449
Total current assets	317,762	313,828
Non-current deferred income tax asset	2,920	-
Property and equipment		
Land	9,102	8,011
Buildings	13,896	13,626
Equipment and fixtures	13,650	17,950
Transportation equipment	3,022	2,741
Leasehold improvements	66,761	74,120
Subtotal	106,431	116,448
Less accumulated depreciation	(46,991)	(57,195)
Total property and equipment, net	59,440	59,253
Goodwill, net	9,617	9,617
Other assets, net	208	154
Total assets	$ 389,947	$ 382,852
Liabilities and Stockholders' Equity		
Current Liabilities		
Current portion of long-term debt	$ 110	$ 102
Accounts payable	51,028	28,179
Accrued compensation and related expenses	9,234	9,748
Accrued expenses	20,424	21,487
Income taxes payable	3,693	600
Deferred revenues and allowances	12,533	16,949
Total current liabilities	97,022	77,065
Long-term debt	88	17
Non-current deferred tax liability	-	131
Deferred gain on sale of property	309	1,221
Stockholders' equity		
Preferred stock ($0.01 par value, 1,000,000 shares authorized; none issued or outstanding)	-	-
Common stock ($0.01 par value, 40,000,000 shares authorized; 23,809,522 and 24,098,171 shares issued and outstanding at January 31, 2007 and 2008, respectively)	238	241
Accumulated other comprehensive income	6,305	-
Additional paid in capital	93,365	99,514
Retained earnings	196,417	241,734
Treasury stock at cost (168,000 and 1,723,205 shares at January 31, 2007 and 2008, respectively)	(3,797)	(37,071)
Total stockholders' equity	292,528	304,418
Total liabilities and stockholders' equity	$ 389,947	$ 382,852

See notes to consolidated financial statements.

Conn's, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except earnings per share)

	Year Ended January 31,		
	2006	**2007**	**2008**
Revenues			
Product sales	$569,877	$623,959	$671,571
Service maintenance agreement commissions (net)	30,583	30,567	36,424
Service revenues	20,278	22,411	22,997
Total net sales	620,738	676,937	730,992
Finance charges and other	80,410	83,720	93,136
Total revenues	701,148	760,657	824,128
Cost and expenses			
Cost of goods sold, including warehousing and occupancy costs	422,533	466,279	508,787
Cost of service parts sold, including warehousing and occupancy cost	5,310	6,785	8,379
Selling, general and administrative expense	208,259	224,979	245,317
Provision for bad debts	1,133	1,476	1,908
Total cost and expenses	637,235	699,519	764,391
Operating income	63,913	61,138	59,737
Interest (income) expense	400	(676)	(515)
Other (income) expense	69	(772)	(943)
Income before income taxes	63,444	62,586	61,195
Provision for income taxes	22,341	22,275	21,509
Net income	$41,103	$40,311	$39,686
Earnings per share			
Basic	$1.76	$1.70	$1.71
Diluted	$1.71	$1.66	$1.68
Average common shares outstanding			
Basic	23,412	23,663	23,193
Diluted	24,088	24,289	23,673

See notes to consolidated financial statements.

Conn's, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Accum. Other Compre-hensive	Paid in	Retained	Treasury Stock		
	Shares	Amount	Income	Capital	Earnings	Shares	Amount	Total
Balance January 31, 2005	23,268	$ 233	$ 8,408	$ 85,090	$115,003	-	$ -	$208,734
Exercise of options including tax benefit	293	3		2,579				2,582
Issuance of common stock under Employee Stock Purchase Plan	11			192				192
Stock-based compensation				1,166				1,166
Comprehensive Income:								
Net income					41,103			41,103
Reclassification adjustments on derivative instruments (net of tax of $ 86)			160					160
Adjustment of fair value of securitized assets (net of tax of $1,038), net of reclass-ification adjustments of $12,626 (net of tax of $6,828)			1,924					1,924
Total comprehensive income								43,187
Balance January 31, 2006	23,572	236	10,492	89,027	156,106	-	-	255,861
Exercise of options, including tax benefit	226	2		2,370				2,372
Issuance of common stock under Employee Stock Purchase Plan	12			245				245
Stock-based compensation				1,723				1,723
Purchase of treasury stock						(168)	(3,797)	(3,797)
Comprehensive Income:								
Net income					40,311			40,311
Adjustment of fair value of securitized assets (net of tax of $2,154), net of reclass-ification adjustments of $12,732 (net of tax of $7,100)			(4,187)					(4,187)
Total comprehensive income								36,124
Balance January 31, 2007	23,810	238	6,305	93,365	196,417	(168)	(3,797)	292,528
Cumulative effect of changes in accounting principles			(6,305)		5,631			(674)
Exercise of options, including tax benefit	279	2		3,241				3,243
Issuance of common stock under Employee Stock Purchase Plan	13	1		247				248
Stock-based compensation				2,661				2,661
Purchase of treasury stock						(1,555)	(33,274)	(33,274)
Comprehensive Income:								
Net income					39,686			39,686
Balance January 31, 2008	24,102	$ 241	$ -	$ 99,514	$241,734	(1,723)	$(37,071)	$304,418

See notes to consolidated financial statements.

Conn's, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,		
	2006	2007	2008
Cash flows from operating activities			
Net income	$ 41,103	$ 40,311	$ 39,686
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	11,271	12,520	12,441
Accretion, net	(318)	(461)	(758)
Provision for bad debts	1,133	1,476	1,908
Stock-based compensation	1,166	1,723	2,661
Gains on interests in securitized assets	(26,724)	(23,874)	(28,043)
Decrease in fair value of interests in securitized assets	-	-	5,789
Provision for deferred income taxes	(707)	(1,080)	(747)
Loss (gain) from sale of property and equipment	69	(772)	(943)
Discounts on promotional credit	3,080	5,347	7,236
Losses from derivatives	69	-	-
Change in operating assets and liabilities:			
Accounts receivable	6,582	4,950	(32,549)
Inventory	(11,641)	(13,111)	5,603
Prepaid expenses and other assets	(452)	(954)	509
Accounts payable	13,812	10,108	(22,849)
Accrued expenses	15,751	(6,569)	1,577
Income taxes payable	8,833	(5,120)	(987)
Deferred revenues and allowances	1,330	4,380	3,832
Net cash provided by (used in) operating activities	64,357	28,874	(5,634)
Cash flows from investing activities			
Purchase of property and equipment	(18,490)	(18,425)	(18,955)
Proceeds from sales of property	34	2,278	8,921
Net cash used in investing activities	(18,456)	(16,147)	(10,034)
Cash flows from financing activities			
Net proceeds from stock issued under employee benefit plans, including tax benefit	2,640	2,407	3,188
Excess tax benefits from stock-based compensation	134	210	303
Purchase of treasury stock	-	(3,797)	(33,274)
Borrowings under lines of credit	77,150	25,200	40,475
Payments on lines of credit	(87,650)	(25,200)	(40,475)
Increase in debt issuance costs	(130)	-	-
Borrowings on promissory notes	136	-	-
Payment of promissory notes	(32)	(153)	(104)
Net cash used in financing activities	(7,752)	(1,333)	(29,887)
Net change in cash	38,149	11,394	(45,555)
Cash and cash equivalents			
Beginning of the year	7,027	45,176	56,570
End of the year	$ 45,176	$ 56,570	$ 11,015
Supplemental disclosure of cash flow information			
Cash interest paid	$ 635	$ 366	$ 435
Cash income taxes paid, net of refunds	13,179	28,262	22,935
Cash interest received from interests in securitized assets	14,633	19,055	23,339
Cash proceeds from new securitizations	285,529	338,222	378,699
Cash flows from servicing fees	18,572	20,997	24,288
Supplemental disclosure of non-cash activity			
Customer receivables exchanged for interests in securitized assets	58,835	63,067	63,789
Amounts reinvested in interests in securitized assets	(76,133)	(61,880)	(108,067)
Purchases of property and equipment with debt financing	-	215	23

See notes to consolidated financial statements.

CONN'S ,INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2008

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Conn's, Inc. and its subsidiaries, limited liability companies and limited partnerships, all of which are wholly-owned (the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

The Company enters into securitization transactions to sell its retail installment and revolving customer receivables and retains servicing responsibilities and subordinated interests. These securitization transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, as amended by SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments,* because the Company has relinquished control of the receivables. Additionally, the Company has transferred the receivables to a qualifying special purpose entity (QSPE). Accordingly, neither the transferred receivables nor the accounts of the QSPE are included in the consolidated financial statements of the Company. The Company's retained interest in the transferred receivables is valued under the requirements of SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities*, and SFAS No. 157, *Fair Value Measurements.*

Business Activities. The Company, through its retail stores, provides products and services to its customer base in seven primary market areas, including southern Louisiana, southeast Texas, Houston, South Texas, San Antonio/Austin, Dallas/Fort Worth and Oklahoma. Products and services offered through retail sales outlets include home appliances, consumer electronics, home office equipment, lawn and garden products, mattresses, furniture, service maintenance agreements, installment and revolving credit account programs, and various credit insurance products. These activities are supported through an extensive service, warehouse and distribution system. For the reasons discussed below, the aggregation of operating companies represent one reportable segment under SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information.* Accordingly, the accompanying consolidated financial statements reflect the operating results of the Company's single reportable segment. The Company's retail stores bear the "Conn's" name, and deliver the same products and services to a common customer group. The Company's customers generally are individuals rather than commercial accounts. All of the retail stores follow the same procedures and methods in managing their operations. The Company's management evaluates performance and allocates resources based on the operating results of the retail stores and considers the credit programs, service contracts and distribution system to be an integral part of the Company's retail operations.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. See the discussion under Note 2 regarding the change in assumptions used in the Company's valuation of its Interests in securitized assets.

Vendor Programs. The Company receives funds from vendors for price protection, product and volume rebates (earned upon purchase or sales of product), marketing, training and promotional programs which are recorded as the amounts are earned, as a reduction of the related product cost or advertising expense, according to the nature of the program. The Company accrues rebates based on the satisfaction of terms of the program even though funds may not be received until the end of a quarter or year. If the programs are related to product purchases, which would include price protection, and sales and volume rebates, the allowances, credits, or payments are recorded as a reduction of product cost and are reflected in cost of goods sold when the related product is sold. If the programs are related to product sales, the allowances, credits or payments are recorded as a reduction of cost of goods sold. If the programs relate to marketing, training and promotions that are not for reimbursement of specific incremental costs, the allowances, credits or payments are reflected as a reduction of product cost. If the programs are related to promotion or marketing of the product, the allowances, credits, or payments for reimbursement of specific, incremental, identifiable, advertising-related costs incurred in selling the vendors' products are recorded as a reduction of advertising expense and are reflected in selling, general and administrative expenses in the period in which the expense is incurred. Vendor rebates earned and recorded as a reduction of product inventory cost totaled $19.5 million, $20.0 million and $29.5 million for the years ended January 31, 2006, 2007 and 2008, respectively.

Earnings Per Share. In accordance with SFAS No. 128, *Earnings per Share*, the Company calculates basic earnings per share by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the dilutive effects of any stock options granted, which is calculated using the treasury-stock method. The following table sets forth the shares outstanding for the earnings per share calculations (shares in thousands):

	Year Ended January 31,		
	2006	**2007**	**2008**
Common stock outstanding, beginning of period	23,268	23,571	23,642
Weighted average common stock issued in stock option exercises	142	111	111
Weighted average common stock issued to employee stock purchase plan	2	5	5
Less: Weighted average treasury shares purchased	-	(24)	(565)
Shares used in computing basic earnings per share	23,412	23,663	23,193
Dilutive effect of stock options, net of assumed repurchase of treasury stock	676	626	480
Shares used in computing diluted earnings per share	24,088	24,289	23,673

During the periods presented, options with an exercise price in excess of the average market price of the Company's common stock are excluded from the calculation of the dilutive effect of stock options for diluted earnings per share calculations. The weighted average number of options not included in the calculation of the dilutive effect of stock options was 0.1 million, 0.2 million, and 0.4 million for each of the years ended January 31, 2006, 2007, and 2008 respectively.

Cash and Cash Equivalents. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Credit card deposits in-transit of $1.2 million and $1.3 million, as of January 31, 2007 and 2008, respectively, are included in cash and cash equivalents.

Inventories. Inventories consist of finished goods or parts and are valued at the lower of cost (moving weighted average method) or market.

Property and Equipment. Property and equipment are recorded at cost. Costs associated with major additions and betterments that increase the value or extend the lives of assets are capitalized and depreciated. Normal repairs and maintenance that do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred. Depreciation, which includes amortization of capitalized leases, is computed on the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, over the shorter of the estimated useful lives or the remaining terms of the respective leases. The estimated lives used to compute depreciation expense are summarized as follows:

Buildings	30 years
Equipment and fixtures	3 – 5 years
Transportation equipment	3 years
Leasehold improvements	5 – 15 years

Property and equipment are evaluated for impairment at the retail store level. The Company performs a periodic assessment of assets for impairment. Additionally, an impairment evaluation is performed whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The most likely condition that would necessitate an assessment would be an adverse change in historical and estimated future results of a retail store's performance. For property and equipment to be held and used, the Company recognizes an impairment loss if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

All gains and losses on sale of assets are included in Other (income) expense in the consolidated statements of operations.

	Year Ended January 31,		
(In thousands of dollars)	2006	2007	2008
Gain (loss) on sale of assets..........................	(69)	772	943

During the year ended January 31, 2007, the Company completed a nonmonetary transaction in an exchange of real estate assets. As required under Accounting Principles Board No. 29, *Accounting for Nonmonetary Transactions*, a gain of $0.7 million was recorded in Other (income) expense. During the year ended January 31, 2008, the Company completed transactions involving certain real estate assets that qualified for sales-leaseback treatment. As a result, a portion of the gains resulting from the transactions are being deferred and amortized as a reduction of rent expense on a straight-line basis over the minimum lease term. The deferred gains of $1.3 million recorded during the year ended January 31, 2008, are included in Deferred gains on sales of property.

Receivable Sales and Interests in Securitized Receivables. The Company enters into securitization transactions to sell customer retail installment and revolving receivable accounts. In these transactions, the Company retains interest-only strips and subordinated securities, all of which are retained interests in the securitized receivables. Securitization income, which includes, gains and losses on sales of receivables, changes in the fair value of interests in securitized assets due to assumption changes, impairment on retained interests, interest income from retained interests and servicing fees, is included in Finance charges and other in the consolidated statement of operations. Gains and losses from the sales of receivables are recorded at the time of the transfer to the QSPE, based on the difference between the fair value and the carrying amount at that time.

Receivables Not Sold. Certain receivables are not eligible for inclusion in the securitization transactions and are therefore carried on the Company's balance sheet in Accounts receivable. Such receivables are recorded net of an allowance for doubtful accounts, which is calculated based on historical losses. Typically, a receivable is considered delinquent if a payment has not been received on the scheduled due date. Generally, an account that is delinquent more than 120 days and for which no payment has been received in the past seven months will be charged-off against the allowance and interest accrued subsequent to the last payment will be reversed. Interest income is accrued using the Rule of 78's method for installment contracts and the simple interest method for revolving charge accounts. Typically, interest income is accrued until the contract or account is paid off or charged-off. The Company has a secured interest in the merchandise financed by these receivables and therefore has the opportunity to recover a portion of the charged-off value. (See also Note 3.)

Goodwill. Goodwill represents the excess of purchase price over the fair market value of net assets acquired. The Company performs an assessment annually regarding the impairment of goodwill, or at any other time when impairment indicators exist. In fiscal 2006, 2007 and 2008, the Company concluded that goodwill was not impaired based on its annual impairment testing.

Income Taxes. The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected be in effect when the differences are expected to reverse.

Sales Taxes. The Company records and reports all sales taxes collected on a net basis in the financial statements.

Revenue Recognition. Revenues from the sale of retail products are recognized at the time the customer takes possession of the product. Such revenues are recognized net of any adjustments for sales incentive offers such as discounts, coupons, rebates or other free products or services. The Company sells service maintenance agreements and credit insurance contracts on behalf of unrelated third parties. For contracts where third parties are the obligor on the contract, commissions are recognized in revenues at the time of sale, and in the case of retrospective commissions, at the time that they are earned. The Company records a receivable for earned but unremitted retrospective commissions and reserves for future cancellations of service maintenance agreements and credit insurance contracts estimated based on historical experience. When the Company sells service maintenance agreements in which it is deemed to be the obligor on the contract at the time of sale, revenue is recognized ratably, on a straight-line basis, over the term of the service maintenance agreement. These Company-obligor service maintenance agreements are renewal contracts which provide our customers protection against product repair costs arising after the expiration of the manufacturer's warranty and the third-party obligor contracts. These agreements typically have terms ranging from 12 months to 36 months. These agreements are separate units of accounting under EITF No. 00-21, *Revenue Arrangements with Multiple Deliverables* and are valued based on the agreed upon retail selling price. The amounts of service maintenance agreement revenue deferred at January 31, 2007 and 2008 were $3.6 million and $5.4 million, respectively, and are included in Deferred revenue and allowances in the accompanying balance sheets. Under the renewal contracts, the Company defers and amortizes its direct selling expenses over the contract term and records the cost of the service work performed as products are repaired.

The classification of the amounts included as Finance charges and other is summarized as follows (in thousands):

	Year Ended January 31,		
	2006	2007	2008
Securitization income:			
Servicing fees received	$18,572	$20,997	$24,288
Gains on sale of receivables, net	26,724	23,874	28,043
Change in fair value of securitized assets	-	-	(5,789)
Impairment recorded on retained interests (1)	(895)	(1,495)	-
Interest earned on retained interests	14,633	19,055	23,339
Total securitization income	59,034	62,431	69,881
Insurance commissions	16,672	18,394	21,278
Other	4,704	2,895	1,977
Finance charges and other	$80,410	$83,720	$93,136

(1) The impairment charge in the year ended January 31, 2006, was due to higher expected credit losses as a result of changes in the bankruptcy-filing laws and the disruption to our credit operations as a result of Hurricane Rita, which hit the Gulf Coast in September 2005. The impairment charge in the year ended January 31, 2007, was due to higher expected credit losses as a result of the continued impact of the disruption to our credit operations as a result of Hurricane Rita.

Sales on interest-free promotional credit programs are recognized at the time the customer takes possession of the product, consistent with the above stated policy. Considering the short-term nature of interest free programs for terms less than one year, sales are recorded at full value and are not discounted. Sales financed by longer-term (18-, 24- and 36-month) interest free programs are recorded at their net present value in accordance with APB 21, *Interest on Receivables and Payables*. The discount to net present value results in a reduction in net sales, which totaled $3.1 million, $5.3 million and $7.2 million for the years ended January 31, 2006, 2007 and 2008, respectively. Receivables arising out of the Company's interest-free programs are transferred to the Company's QSPE, net of the discount, with other qualifying customer receivables.

The Company classifies amounts billed to customers relating to shipping and handling as revenues. Costs of $21.0 million, $21.4 million and $22.0 million associated with shipping and handling revenues are included in Selling, general and administrative expense for the years ended January 31, 2006, 2007 and 2008, respectively.

Fair Value of Financial Instruments. The fair value of cash and cash equivalents, receivables, and notes and accounts payable approximate their carrying amounts because of the short maturity of these instruments. The fair value of the Company's interests in securitized receivables is determined by estimating the present value of future expected cash flows using management's best estimates of the key assumptions, including credit losses, forward yield curves and discount rates commensurate with the risks involved. See Notes 2 and 3. The carrying value of the Company's long-term debt approximates fair value due to either the time to maturity or the existence of variable interest rates that approximate current market rate.

Share-Based Compensation. On February 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment*, using the modified retrospective application transition method. Under the modified retrospective application transition method, all prior period financial statements have been adjusted to give effect to the fair-value-based method of accounting for share-based compensation. The adoption of the statement impacted the financial statements presented as follows:

- For the fiscal year 2007, Income before income taxes and Net income was reduced by $1.7 million and $1.4 million, respectively. Basic earnings per share and Diluted earnings per share were reduced by $.06. Cash flows from operating activities were reduced by and cash flow from financing activities were increased by $0.2 million.

For stock option grants after our IPO in November 2003, the Company has used the Black-Scholes model to determine fair value. Share-based compensation expense is recorded, net of estimated forfeitures, on a straight-line basis over the vesting period of the applicable grant. Prior to the IPO, the value of the options issued was estimated using the minimum valuation option-pricing model. Since the minimum valuation option-pricing model does not qualify as a fair value pricing model under FAS 123R, the Company followed the intrinsic value method of accounting for share-based compensation to employees for these grants, as prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The following table presents the impact to earnings per share as if the Company had adopted the fair value recognition provisions of SFAS No. 123 (dollars in thousands except per share data):

	Year Ended January 31, 2006
Net income available for common stockholders as reported	$ 41,103
Add: Stock-based compensation recorded, net of tax	963
Less: Stock-based compensation, net of tax,	
for all awards	(1,313)
Pro forma net income	$ 40,753
Earnings per share-as reported:	
Basic	$ 1.76
Diluted	$ 1.71
Pro forma earnings per share:	
Basic	$ 1.74
Diluted	$ 1.69

Self-insurance. The Company is self-insured for certain losses relating to group health, workers' compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred, but not reported, are accrued based upon the Company's estimates of the aggregate liability for claims incurred using development factors based on historical experience.

Expense Classifications. The Company records Cost of goods sold as the direct cost of products sold, any related in-bound freight costs, and receiving costs, inspection costs, internal transfer costs, and other costs associated with the operations of its distribution system. Advertising costs are expensed as incurred. Advertising expense included in Selling, general and administrative expense for the years ended January 31, 2006, 2007 and 2008, was:

	Year Ended January 31,		
	2006	2007	2008
		(in thousands)	
Gross advertising expense	$ 31,017	$ 33,680	$ 35,647
Less:			
Vendor rebates	(5,793)	(7,188)	(6,591)
Net advertising expense in Selling, general and adminstrative expense	$ 25,224	$ 26,492	$ 29,056

In addition, the Company records as Cost of service parts sold the direct cost of parts used in its service operation and the related inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs, and other costs associated with the parts distribution operation.

The costs associated with the Company's merchandising function, including product purchasing, advertising, sales commissions, and all store occupancy costs are included in Selling, general and administrative expense.

Reclassifications. Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation. In order to present the Company's results on a basis that is more comparable with others in its industry, the Company has reclassified advertising expenditures of $25.5 million, $29.1 million and $30.8 million for the fiscal years ended January 31, 2006, 2007, and 2008, respectively, that were previously included in costs of goods sold to selling, general and administrative expense.

Accumulated Other Comprehensive Income. The balance of accumulated other comprehensive income (net of tax) was comprised of $6.3 million of unrealized gains on interests in securitized assets at January 31, 2007.

2. Adoption of New Accounting Pronouncements

On February 1, 2007, the Company was required to adopt SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments*. Among other things, this statement established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, the Company had the option to choose to early adopt the provisions of SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. Essentially, the Company had to decide between bifurcation of the embedded derivative and the fair value option in determining how it would account for its Interests in securitized assets. The Company elected to early adopt SFAS No. 159 because it believes it provides a more easily understood presentation for financial statement users. Historically, the Company had valued and reported its interests in securitized assets at fair value, though most changes in the fair value were recorded in Other comprehensive income. The fair value option simplifies the treatment of changes in the fair value of the asset, by reflecting all changes in the fair value of its Interests in securitized assets in current earnings, in Finance charges and other, beginning February 1, 2007. SFAS Nos. 155 and 159 do not allow for retrospective application of these changes in accounting principle and, as such, no adjustments have been made to the amounts disclosed in the financial statements for periods ending prior to February 1, 2007. However, the balance in Other comprehensive income, as of January 31, 2007, of $6.3 million, which represented unrecognized gains on the fair value of the Interests in securitized assets, was included in a cumulative-effect adjustment that was recorded in Retained earnings, effective February 1, 2007.

Because of its adoption of SFAS No. 159, effective February 1, 2007, the Company was required to adopt the provisions of SFAS No. 157, *Fair Value Measurements*. This statement established a framework for measuring fair value and defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The

Company estimates the fair value of its Interests in securitized assets using a discounted cash flow model with most of the inputs used being unobservable inputs. The primary unobservable inputs, which are derived principally from the Company's historical experience, with input from its investment bankers and financial advisors, include the estimated portfolio yield, credit loss rate, discount rate, payment rate and delinquency rate and reflect the Company's judgments about the assumptions market participants would use in determining fair value. In determining the cost of borrowings, the Company uses current actual borrowing rates, and adjusts them, as appropriate, using interest rate futures data from market sources to project interest rates over time. Changes in the assumptions over time, including varying credit portfolio performance, market interest rate changes, market participant risk premiums required, or a shift in the mix of funding sources, could result in significant volatility in the fair value of the Interest in securitized assets, and thus the earnings of the Company.

For the fiscal year ended January 31, 2008, Finance charges and other included non-cash decreases in the fair value our interests in securitized assets of $4.7 million, reflecting primarily a higher risk premium added to the discount rate assumption resulting from the volatility in the financial markets, plus adjustments for other changes in the fair value assumptions, partially offset by lower interest rates, including the risk-free interest rate (see reconciliation of the balance of Interests in securitized assets below). The change to fair value accounting, including the servicing liability, resulted in a charge to pretax income of $4.8 million, a charge to net income of $3.1 million, and reduced basic and diluted earnings per share by $0.13, for the fiscal year ended January 31, 2008. During the period ended January 31, 2008, returns required by market participants on many investments increased significantly as a result of disruption in the asset-backed securities markets due to increased losses and delinquencies on sub-prime real estate mortgages. Though the Company does not anticipate any significant variation from the current earnings and cash flow performance of the securitized credit portfolio, it increased the risk premium included in the discount rate assumption used in the determination of the fair value of its interests in securitized assets to reflect the higher estimated risk premium it believes a market participant would require if purchasing the asset. Based on a review of the changes in market risk premiums during the last six months of fiscal year ended January 31, 2008, and discussions with its investment bankers and financial advisors, the Company estimated that a market participant would require an approximately 500 basis point increase in the required risk premium. As a result, the Company increased the weighted average discount rate assumption from 14.6% at January 31, 2007, to 16.5% at January 31, 2008, after reflecting a 280 basis point decrease in the risk-free interest rate included in the discount rate assumption. The Company also included an expected market participant-based assumption related to the estimated cost of a bond issuance contemplated by the QSPE and an increase in the credit loss rate on the credit portfolio we estimate a market participant would use in determining the fair value of our interest in securitized assets

The increase in the discount rate will have the effect of deferring income to future periods, but not permanently reducing securitization income or the earnings of the Company. The deferred earnings will be recognized in future periods as interest income on the Interests in securitized assets as the actual cash flows on the receivables are realized. If a market participant were to require a return on investment that is 100 basis points higher than estimated in the Company's calculation, the fair value of its interests in securitized assets would be decreased by an additional $1.7 million. The Company will continue to monitor financial market conditions and, each quarter, as it reassesses the assumptions used may adjust its assumptions up or down, including the risk premiums a market participant will use. As the financial markets, especially with respect to asset-backed securities, have continued to experience a high-level of volatility, the Company will likely be required to record additional non-cash gains and losses in future periods, until such time as financial market conditions stabilize and liquidity available for asset-backed securities improves.

Effective February 1, 2007, the Company was required to adopt the provisions SFAS No. 156, *Accounting for Servicing of Financial Assets, an Amendment of FASB Statement No. 140.* This statement requires companies to measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period the changes occur, or amortize servicing assets or servicing liabilities in proportion to and over the estimated net servicing income or loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. The Company receives a servicing fee each month equal to 0.25% of the average outstanding sold portfolio balance, plus late fees and other customer fees collected. Servicing fees collected during the fiscal years ended January 31, 2006, 2007 and 2008, totaled $18.6 million, $21.0 million and $24.3 million, respectively, and are reflected in Finance charges and other. In connection with the adoption of SFAS No. 156 the Company elected to measure its servicing asset or liability at fair value, and report changes in the fair value in earnings in the period of change. As such, a $0.7 million cumulative-effect adjustment was recorded to Retained earnings at February 1, 2007, net of related tax effects, to recognize a $1.1 million servicing liability. The Company uses a discounted cash flow model to estimate its servicing liability using the portfolio performance and discount rate assumptions discussed above, and an estimate of the servicing fee a market participant would require to service the portfolio. In developing its estimate, based on the provisions of SFAS No. 157, the Company reviewed available information regarding the servicing fees received by other companies and estimated an expected risk premium a market participant would add to the current fee structure to receive adequate compensation.

The following are reconciliations of the beginning and ending balances of the Interests in securitized assets and the beginning and ending balances of the servicing liability for the fiscal year ended January 31, 2008 (in thousands):

Reconciliation of Interests in Securitized Assets:

Balance of Interests in securitized assets at January 31, 2007	$ 136,848
Amounts recorded in Finance charges and other:	
Fair value increase associated with net increase in portfolio balances	1,130
Fair value increase due to change in portfolio yield	585
Fair value increase due to lower projected interest rates	2,969
Fair value decrease due to expected funding mix	(4,195)
Fair value decrease due to higher portfolio loss rate	(1,233)
Fair value increase due to change in risk-free interest rate component of discount rate	5,117
Fair value decrease due to higher risk premium included in discount rate	(8,512)
Other changes	(520)
Net change in fair value included in Finance charges and other	(4,659)
Change in balance of subordinated security and equity interest due to transfers of receivables	45,961
Balance of Interests in securitized assets at January 31, 2008	$ 178,150

Reconciliation of Servicing Liability:

Balance of servicing liability at January 31, 2007	$ 1,052
Amounts recorded in Finance charges and other:	
Increase associated with change in portfolio balances	147
Decrease due to higher discount rate	(13)
Other changes	11
Net change included in Finance charges and other	145
Balance of servicing liability at January 31, 2008	$ 1,197

Prior to February 1, 2007, gain or loss on the sales of the receivables depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests, based on their relative fair value at the date of transfer. Retained interests were carried at fair value on the Company's balance sheet as available-for-sale securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Impairment and interest income are recognized in accordance with Emerging Issues Task Force (EITF) No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Servicing fees are recognized monthly as they are earned.

3. Interests in Securitized Receivables

The Company has an agreement to sell customer receivables. As part of this agreement, the Company sells eligible retail installment contracts and revolving receivable accounts to a QSPE that pledges the transferred accounts to a trustee for the benefit of investors. The following table summarizes the availability of funding under the Company's securitization program at January 31, 2008 (in thousands):

	Capacity	Utilized	Available
2002 Series A	$450,000	$278,000	$172,000
2002 Series B – Class A	24,000	24,000	-
2002 Series B – Class B	11,556	11,556	-
2002 Series B – Class C	4,444	4,444	-
2006 Series A – Class A	90,000	90,000	-
2006 Series A – Class B	43,333	43,333	-
2006 Series A – Class C	16,667	16,667	-
Total	$640,000	$468,000	$172,000

The 2002 Series A program functions as a credit facility to fund the initial transfer of eligible receivables. When the facility approaches a predetermined amount, the QSPE (Issuer) is required to seek financing to pay down the outstanding balance in the 2002 Series A variable funding note. The amount paid down on the facility then becomes available to fund the transfer of new receivables or to meet required principal payments on other series as they become due. The new financing could be in the form of additional notes, bonds or other instruments as the market and transaction documents might allow. The 2002 Series A program, which was increased from $300 million to $450 million during the year ended January 31, 2008, is divided into two tranches: a $250 million 364-day tranche that matures in July 2008, and a $200 million tranche that matures in August 2011. The 364-day tranche was increased during the fiscal year ended January 31, 2008, by $150 million. The $150 million increase in the commitment will stay in place until the first to occur of: (i) the QSPE completes a medium-term bond issuance, or (ii) the note is not renewed by the note holders. The 2002 Series B program (which was non-amortizing for the first four years) matures officially on September 1, 2010, although it is expected that the principal payments, which began in October 2006, will retire the bonds prior to that date. The 2006 Series A program, which was consummated in August 2006, is non-amortizing for the first four years and officially matures in April 2017. However, it is expected that the principal payments, which begin in September 2010, will retire the bonds prior to that date.

The agreement contains certain covenants requiring the maintenance of various financial ratios and receivables performance standards. The Issuer was in compliance with the requirements of the agreement as of January 31, 2008. As part of the securitization program, the Company and Issuer arranged for the issuance of a stand-by letter of credit in the amount of $20.0 million to provide assurance to the trustee on behalf of the bondholders that funds collected monthly by the Company, as servicer, will be remitted as required under the base indenture and other related documents. The letter of credit has a term of one year, and the maximum potential amount of future payments is the face amount of the letter of credit. The letter of credit is callable, at the option of the trustee, if the Company, as servicer, fails to make the required monthly payments of the cash collected to the trustee.

Through its retail sales activities, the Company generates customer retail installment contracts and revolving receivable accounts. The Company enters into securitization transactions to sell these accounts to the QSPE. In these securitizations, the Company retains servicing responsibilities and subordinated interests. The Company receives annual servicing fees and other benefits approximating 4.1% of the outstanding balance and rights to future cash flows arising after the investors in the securities issued by or on behalf of the QSPE have received from the trustee all contractually required principal and interest amounts. The Company records a servicing liability related to the servicing obligations (See Note 2). The investors and the securitization trustee have no recourse to the Company's other assets for failure of the individual customers of the Company and the QSPE to pay when due. The Company's retained interests are subordinate to the investors' interests. Their value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The fair values of the Company's interest in securitized assets were as follows (in thousands):

	January 31, 2007	January 31, 2008
Interest-only strip	$ 26,358	$ 31,866
Subordinated securities	110,490	146,284
Total fair value of interests in securitized assets	$ 136,848	$ 178,150

The table below summarizes valuation assumptions used for each period presented:

	Year Ended January 31,		
	2006	2007	2008
Net interest spread			
Primary installment	12.8%	12.6%	13.6%
Primary revolving	12.8%	12.6%	13.6%
Secondary installment	14.7%	14.2%	14.1%
Expected losses			
Primary installment	3.0%	3.0%	3.3%
Primary revolving	3.0%	3.0%	3.3%
Secondary installment	3.0%	3.0%	3.3%
Projected expense			
Primary installment	4.1%	4.1%	4.1%
Primary revolving	4.1%	4.1%	4.1%
Secondary installment	4.1%	4.1%	4.1%
Discount rates			
Primary installment	13.0%	13.6%	15.6%
Primary revolving	13.0%	13.6%	15.6%
Secondary installment	17.0%	17.6%	19.6%
Delinquency and deferral rates			
Primary installment	9.3%	9.3%	9.5%
Primary revolving	7.3%	5.5%	5.4%
Secondary installment	14.0%	14.0%	14.3%

At January 31, 2008, key economic assumptions and the sensitivity of the current fair value of the interests in securitized assets to immediate 10% and 20% adverse changes in those assumptions are as follows (dollars in thousands):

	Primary Portfolio Installment	Primary Portfolio Revolving	Secondary Portfolio Installment
Fair value of interest in securitized assets	$ 124,964	$ 13,295	$ 39,891
Expected weighted average life	1.1 years	1.2 years	1.6 years
Net interest spread assumption	13.6 %	13.6 %	14.1 %
Impact on fair value of 10% adverse change	$ 4,245	$ 452	$ 2,051
Impact on fair value of 20% adverse change	$ 8,436	$ 898	$ 4,054
Expected losses assumptions	3.3 %	3.3 %	3.3 %
Impact on fair value of 10% adverse change	$ 1,025	$ 109	$ 479
Impact on fair value of 20% adverse change	$ 2,043	$ 217	$ 954
Projected expense assumption	4.1 %	4.1 %	4.1 %
Impact on fair value of 10% adverse change	$ 1,260	$ 134	$ 587
Impact on fair value of 20% adverse change	$ 2,521	$ 268	$ 1,175
Discount rate assumption	15.6 %	15.6 %	19.6 %
Impact on fair value of 10% adverse change	$ 1,788	$ 190	$ 893
Impact on fair value of 20% adverse change	$ 3,516	$ 374	$ 1,750
Delinquency and deferral	9.5 %	5.4 %	14.3 %
Impact on fair value of 10% adverse change (1)	$ 122	$ 13	$ 71
Impact on fair value of 20% adverse change (1)	$ 264	$ 28	$ 158

(1) For purposes of this analysis, an adverse change is assumed to be a decrease in the delinquency and deferral rate. A decrease results in a faster repayment of the receivables, which reduces the fair value of the interest-only strip a greater amount than the resulting increase in the fair value of the subordinated securities. Since it is assumed that none of the other assumptions would change, an increase in the delinquency and deferral rate results in an increase in the fair value, (i.e. losses are not assumed to increase as a result).

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of the variation in a particular assumption on the fair value of the interest-only strip is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (i.e. increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The following illustration presents quantitative information about the receivables portfolios managed by the Company (in thousands):

	Total Principal Amount of Receivables January 31,		Principal Amount Over 60 Days Past Due (1) January 31,	
	2007	2008	2007	2008
Primary portfolio:				
Installment	$ 382,482	$ 463,257	$ 24,853	$ 29,997
Revolving	53,125	48,329	1,171	1,561
Subtotal	435,607	511,586	26,024	31,558
Secondary portfolio:				
Installment	133,944	143,281	11,638	18,220
Total receivables managed	569,551	654,867	37,662	49,778
Less receivables sold	559,619	645,862	35,677	47,778
Receivables not sold	9,932	9,005	$ 1,985	$ 2,000
Non-customer receivables	21,805	27,095		
Total accounts receivable, net	$ 31,737	$ 36,100		

	Average Balances January 31,		Credit Charge-offs January 31, (2)	
	2007	2008	2007	2008
Primary portfolio:				
Installment	$ 371,240	$ 414,558		
Revolving	46,507	50,871		
Subtotal	417,747	465,429	$ 13,507	$ 12,429
Secondary portfolio:				
Installment	116,749	141,202	3,896	4,989
Total receivables managed	534,496	606,631	17,403	17,418
Less receivables sold	524,256	597,286	16,575	16,492
Receivables not sold	$ 10,240	$ 9,345	$ 828	$ 926

(1) Amounts are based on end of period balances.

(2) Amounts represent total credit charge-offs, net of recoveries, on total receivables. The higher level of net credit losses in the year ended January 31, 2007, relative to the average balance outstanding, is primarily a result of the impact on our credit operations of Hurricane Rita that hit the Gulf Coast during September 2005.

4. Notes Payable and Long-Term Debt

At January 31, 2008, the Company had $47.6 million of its $50 million revolving credit facility available for borrowings. The amounts utilized under the revolving credit facility reflected $2.4 million related to letters of credit issued. The letters of credit were issued under a $5.0 million sublimit provided under the facility for standby letters of credit. Additionally, there were no amounts outstanding under a short-term revolving bank agreement that provides up to $8.0 million of availability on an unsecured basis. This unsecured facility matures in June 2008 and has a floating rate of interest, equal to Prime minus 50 basis points, which totaled 5.50% at January 31, 2008.

Long-term debt consists of the following (in thousands, except repayment explanations):

	January 31,	
	2007	2008
Revolving credit facility with interest at variable rates (4.15% at January 31, 2008)	$ -	$ -
Promissory notes, due in monthly installments	198	119
Total long-term debt	198	119
Less amounts due within one year	(110)	(102)
Amounts classified as long-term	$ 88	$ 17

The revolving facility is subject to the Company maintaining various financial and non-financial covenants. In addition, the provisions of the bank credit facility include a $50.0 million limit on the payment of dividends on the Company's common stock and purchase of treasury stock. As of January 31, 2007 and January 31, 2008, the Company was in compliance with all financial and non-financial covenants.

The current agreement provides for a revolving facility capacity of $50 million, with a $5 million letter of credit sublimit and an $8.0 million sublimit for a swingline of credit. Interest rates are variable and are determined, at the option of the Company, at the Base Rate (the greater of Agent's prime rate or federal funds rate plus 0.50%) plus the Base Rate Margin (which ranges from 0.00% to 0.50%) or LIBOR Rate plus the LIBOR Margin (which ranges from 0.75% to 1.75%). Both the Base Rate Margin and the LIBOR Margin are determined quarterly based on a debt coverage ratio equal to the rolling four-quarter relationship of total debt (including lease obligations) to earnings before interest, taxes, depreciation, amortization and rent. The Company is obligated to pay a non-use fee on a quarterly basis on the non-utilized portion of the revolving facility at rates ranging from .20% to .375%. The revolving facility is secured by the assets of the Company not otherwise encumbered and a pledge of substantially all of the stock of the Company's present and future subsidiaries and matures in November 2010.

Interest expense incurred on notes payable and long-term debt totaled $0.2, $0.4 and $0.5 million for the years ended January 31, 2006, 2007 and 2008, respectively. The Company capitalized borrowing costs of $0.3 million during each of the years ended January 31, 2007 and 2008. Aggregate maturities of long-term debt as of January 31 in the year indicated are as follows (in thousands):

2009	$ 102
2010	5
2011	5
2012	5
2013	2
Total	$ 119

5. Letters of Credit

The Company utilizes unsecured letters of credit to secure payments due to the QSPE related to its asset-backed securitization program, deductibles under the Company's insurance programs and international product purchases. At January 31, 2007 and January 31, 2008, the Company had outstanding unsecured letters of credit of $22.7 million and $23.5 million, respectively. These letters of credit were issued under the three following facilities:

- The Company has a $5.0 million sublimit provided under its revolving line of credit for stand-by and import letters of credit. At January 31, 2008, $2.4 million of letters of credit were outstanding and callable at the option of the Company's insurance carrier if the Company does not honor its requirement to fund deductible amounts as billed under its insurance program.

- The Company has arranged for a $20.0 million stand-by letter of credit to provide assurance to the trustee of the asset-backed securitization program that funds collected by the Company, as the servicer, would be remitted as required under the base indenture and other related documents. The letter of credit has a term of one year and expires in August 2008.

- The Company obtained a $10.0 million commitment for trade letters of credit to secure product purchases under an international arrangement. At January 31, 2008, there were $1.1 million of letters of credit outstanding under this commitment. The letter of credit commitment has a term of one year and expires in May 2008.

The maximum potential amount of future payments under these letter of credit facilities is considered to be the aggregate face amount of each letter of credit commitment, which total $35.0 million as of January 31, 2008.

6. Income Taxes

Deferred income taxes reflect the net effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets result primarily from differences between financial and tax methods of accounting for income recognition on service contracts and residual interests, capitalization of costs in inventory, and deductions for depreciation and doubtful accounts, and the fair value of derivatives.

The deferred tax assets and liabilities are summarized as follows (in thousands):

	January 31,	
	2007	2008
Deferred Tax Assets		
Allowance for doubtful accounts and warranty and insurance cancellations	$ 431	$ 314
Deferred revenue	2,084	2,558
Stock-based compensation	606	1,033
Property and equipment	3,952	151
Inventories	1,177	1,327
Accrued vacation and other	1,459	1,501
Total deferred tax assets	9,709	6,884
Deferred Tax Liabilities		
Sales tax receivable	(1,002)	(1,026)
Interest in securitized assets	(3,487)	(1,430)
Goodwill	(1,141)	(1,372)
Other	(608)	(568)
Total deferred tax liabilities	(6,238)	(4,396)
Net Deferred Tax Asset	$ 3,471	$ 2,488

Effective February 1, 2007, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109* (FIN 48). This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. FIN 48 prescribes a recognition threshold of more-likely–than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order to be recognized in the financial statements. No cumulative adjustment was required to effect the adoption of FIN 48 and the Company currently has no liability accrued or potential penalties or interest recorded for uncertain tax positions. To the extent penalties and interest are incurred, the Company records these charges as a component of its Provision for income taxes. The Company is subject to U.S. federal income tax as well as income tax in multiple state jurisdictions. Tax returns for the fiscal years subsequent to January 31, 2005, remain open for examination by the Company's major taxing jurisdictions.

Income taxes were impacted during the years ended January 31, 2007 and 2008, by the replacement of the existing franchise tax in Texas with a taxed based on margin. Taxable margin is generally defined as total federal tax revenues minus the greater of (a) cost of goods sold or (b) compensation. The tax rate to be paid by retailer and wholesalers is 0.5% on taxable margin. During June 2007, the Company completed a reorganization to simplify its legal entity structure, by merging certain of its Texas limited partnerships into their corporate partners. The reorganization also resulted in the one-time elimination of the Texas margin tax owed by those partnerships, representing virtually all of the margin tax owed by the Company. Accordingly, the Company reversed approximately $0.9 million of accrued Texas margin tax as of June 2007, net of federal tax. The Company began accruing the margin tax for the entities that acquired the operations through the mergers in July 2007 and expects its effective tax rate to be between 36.5% and 37.5% in future quarters. Additionally, the acceleration of certain allowance for doubtful accounts deductions resulted in a decrease in current tax expense and an increase in deferred tax expense of $1.9 million in fiscal year 2007.

The significant components of income taxes were as follows (in thousands):

	Year Ended January 31,		
	2006	2007	2008
Current:			
Federal	$ 23,023	$ 22,439	$ 22,264
State	25	916	(8)
Total current	23,048	23,355	22,256
Deferred:			
Federal	(701)	(1,013)	(728)
State	(6)	(67)	(19)
Total deferred	(707)	(1,080)	(747)
Total tax provision	$ 22,341	$ 22,275	$ 21,509

A reconciliation of the statutory tax rate and the effective tax rate for each of the periods presented in the statements of operations is as follows:

	Year Ended January 31,		
	2006	2007	2008
U.S. Federal statutory rate	35.0 %	35.0 %	35.0 %
State and local income taxes, net of federal benefit	0.1	1.0	0.0
Non-deductible entertainment, tax-free interest income and other	0.2	0.1	0.3
Effective tax rate attributable to continuing operations	35.3 %	36.1 %	35.3 %
Other	(0.1)	(0.5)	(0.2)
Effective tax rate	35.2 %	35.6 %	35.1 %

7. Leases

The Company leases certain of its facilities and operating equipment from outside parties and from a stockholder/officer. The real estate leases generally have initial lease periods of from 5 to 15 years with renewal options at the discretion of the Company; the equipment leases generally provide for initial lease terms of three to seven years and provide for a purchase right by the Company at the end of the lease term at the fair market value of the equipment.

The following is a schedule of future minimum base rental payments required under the operating leases that have initial non-cancelable lease terms in excess of one year (in thousands):

Year Ended January 31,	Third Party	Related Party	Total
2009	$ 20,073	$ 207	$ 20,280
2010	19,540	207	19,747
2011	18,339	207	18,546
2012	16,703	-	16,703
2013	14,672	-	14,672
Thereafter	64,235	-	64,235
Total	$ 153,562	$ 621	$ 154,183

Total lease expense was approximately $15.7 million, $17.3 million and $19.3 million for the years ended January 31, 2006, 2007 and 2008, respectively, including approximately $0.2 million, $0.2 million and $0.2 million paid to related parties, respectively.

Certain of our leases are subject to scheduled minimum rent increases or escalation provisions, the cost of which is recognized on a straight-line basis over the minimum lease term. Tenant improvement allowances, when granted by the lessor, are deferred and amortized as contra-lease expense over the term of the lease.

8. Share-Based Compensation

The Company originally approved an Incentive Stock Option Plan to be granted to various officers and employees at prices equal to the market value on the date of the grant. The options vest over one to five year periods (depending on the grant) and expire ten years after the date of grant. As part of the completion of the IPO in November 2003, the Company amended the Incentive Stock Option Plan, adopted a Non-Employee Director Stock Option Plan, and adopted an Employee Stock Purchase Plan. At the Company's annual meeting on May 31, 2006, amendments to the stock option plans were approved, which increased the shares available under the Incentive Stock Option Plan to 3,859,767 and increased the shares available under the Non-Employee Director Stock Option Plan to 600,000. On July 2, 2007, the Company issued six non-employee directors 60,000 total options to acquire the Company's stock at $29.24 per share. At January 31, 2008, the Company had 260,000 options available for grant under the Non-Employee Director Stock Option Plan.

The Employee Stock Purchase Plan is available to a majority of the employees of the Company and its subsidiaries, subject to minimum employment conditions and maximum compensation limitations. At the end of each calendar quarter, employee contributions are used to acquire shares of common stock at 85% of the lower of the fair market value of the common stock on the first or last day of the calendar quarter. During the year ended January 31, 2006, 2007 and 2008, the Company issued 10,496, 11,720 and 13,316 shares of common stock, respectively, to employees participating in the plan, leaving 1,222,889 shares remaining reserved for future issuance under the plan as of January 31, 2008.

A summary of the Company's Incentive Stock Option Plan activity during the year ended January 31, 2008 is presented below (shares in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding, beginning of year	1,755	$ 18.36		
Granted	298	19.97		
Exercised	(211)	(9.43)		
Forfeited	(142)	(23.99)		
Outstanding, end of year	1,700	$ 19.25	6.9	$5.2 million
Exercisable, end of year	891		5.2	$4.8 million

During the years ended January 31, 2006, 2007 and 2008, the Company recognized total compensation cost for share-based compensation of approximately $1.2 million, $1.7 million and $2.7 million, respectively, and recognized tax benefits related to that compensation cost of approximately $0.2 million, $0.3 million, and $0.5 million, respectively.

The assumptions used in stock pricing model and valuation information for the years ended January 31, 2006, 2007 and 2008 are as follows:

	Year Ended January 31,		
	2006	2007	2008
Weighted average risk free interest rate	3.9%	4.4%	3.6%
Weighted average expected lives in years	4.6	6.4	6.4
Weighted average volatility	32.0%	50.0%	45.0%
Expected dividends	-	-	-
Weighted average grant date fair value of options granted during the period	$ 11.09	$12.39	$ 9.94
Weighted average fair value of options vested during the Period (1)	$ 4.82	$ 6.88	$ 8.17
Intrinsic value of options exercised during the period	$4.8 million	$3.9 million	$3.1 million

(1) Does not include pre-IPO options that were valued using the minimum value option-pricing method.

As provided by Staff Accounting Bulletin No. 107, and amended by Staff Accounting Bulletin No. 110, which provides guidance relating to share-based compensation accounting, the Company has used a shortcut method to compute the weighted average expected life for the stock options granted in the years ended January 31, 2007 and 2008. The shortcut method is an average based on the vesting period and the contractual term. The Company uses the shortcut method due to the lack of adequate historical experience or other comparable information. The weighted average volatility for the years ended January 31, 2007 and 2008, was calculated using the average historical volatility of the Company's peer group. As of January 31, 2008, the total compensation cost related to non-vested awards not yet recognized totaled $8.6 million and is expected to be recognized over a weighted average period of 3.5 years.

9. Significant Vendors

As shown in the table below, a significant portion of the Company's merchandise purchases for years ended January 31, 2006, 2007 and 2008 were made from six vendors:

	Year Ended January 31,		
Vendor	**2006**	**2007**	**2008**
A	12.2 %	12.1 %	13.1 %
B	7.8	12.7	13.0
C	17.0	12.9	9.1
D	11.4	7.1	7.5
E	1.7	2.1	6.2
F	6.8	5.3	5.9
Totals	56.9 %	52.2 %	54.8 %

As part of a program to purchase product inventory from vendors overseas, the Company had $1.1 million in obligations under stand-by letters of credit at January 31, 2008.

10. Related Party Transactions

The Company leases one of its stores from its Chief Executive Officer and Chairman of the Board, under the terms of a lease it entered prior to becoming a publicly held company. It also leased six store locations from Specialized Realty Development Services, LP (SRDS), a real estate development company that was created prior to the Company's becoming publicly held and was owned by various members of management and individual investors of Stephens Group, Inc. The Stephens Group, Inc. is a significant shareholder of the Company. Based on independent appraisals that were performed on each project that was completed, the Company believes that the terms of the leases were at least comparable to those that could be obtained in an arms' length transaction. As part of the ongoing operation of SRDS, the Company received a management fee associated with the administrative functions that were provided to SRDS of $6,500 for the year ended January 31, 2006.

The Company engaged the services of Direct Marketing Solutions, Inc. (DMS), for a substantial portion of its direct mail advertising. DMS, Inc. is partially owned (less than 50%) by SF Holding Corp., members of the Stephens family, Jon E. M. Jacoby, and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant shareholders of the Company, and Messrs. Jacoby and Martin are members of the Company's Board of Directors. The fees the Company paid to DMS during the fiscal years ended 2006, 2007 and 2008, amounted to approximately $2.1 million, $3.6 million and $2.5 million, respectively. Thomas J. Frank, the Chief Executive Officer and Chairman of the Board of Directors owned a small percentage (0.7%) at the end of fiscal year 2005, but divested his interest during the first half of fiscal year 2006.

The Company engaged the services of Stephens Inc. to act as its broker under its stock repurchase program. Stephens Inc. is a shareholder of the Company, and Doug Martin, an Executive Vice President of Stephens Inc., is a member of the Company's Board of Directors. During the years ended January 31, 2007 and 2008, the Company incurred fees payable to Stephens Inc. of $5,040 and $46,644, respectively, related to the purchase of 168,000 and 1,555,205 shares, respectively, of its common stock. Based on a review of competitive bids received from various broker candidates, the Company believes the terms of this arrangement are no less favorable than it could have obtained in an arms' length transaction.

11. Benefit Plans

The Company has established a defined contribution 401(k) plan for eligible employees who are at least 21 years old and have completed at least one-year of service. Employees may contribute up to 20% of their eligible pretax compensation to the plan. The Company will match 100% of the first 3% of the employees' contributions and 50% of the next 2% of the employees' contributions. At its option, the Company may make supplemental contributions to the Plan, but has not made such contributions in the past three years. The matching contributions made by the company totaled $1.6, $1.8 and $2.1 million during the years ended January 31, 2006, 2007 and 2008, respectively.

12. Contingencies

Legal Proceedings. The Company is involved in routine litigation incidental to our business from time to time. Currently, the Company does not expect the outcome of any of this routine litigation to have a material effect on its financial condition or results of operations. However, the results of these proceedings cannot be predicted with certainty, and changes in facts and circumstances could impact the Company's estimate of reserves for litigation.

Insurance. Because of its inventory, vehicle fleet and general operations, the Company has purchased insurance covering a broad variety of potential risks. The Company purchases insurance polices covering general liability, workers compensation, real property, inventory and employment practices liability, among others. Additionally, the Company has umbrella policies with an aggregate limit of $50.0 million. The Company has retained a portion of the risk under these policies and its group health insurance program. See additional discussion under Note 1. The Company has a $2.4 million letter of credit outstanding supporting its obligations under the property and casualty portion of its insurance program.

Service Maintenance Agreement Obligations. The Company sells service maintenance agreements under which it is the obligor for payment of qualifying claims. The Company is responsible for administering the program, including setting the pricing of the agreements sold and paying the claims. The pricing is set based on historical claims experience and expectations about future claims. While the Company is unable to estimate maximum potential claim exposure, it has a history of overall profitability upon the ultimate resolution of agreements sold. The revenues related to the agreements sold are deferred at the time of sales and recorded in revenues in the statement of operations over the life of the agreements. The amounts deferred are reflected on the face of the balance sheet in Deferred revenues and allowances, see also Note 1 for additional discussion.

13. Subsequent Event

On March 26, 2008, the Company executed an amendment to its bank credit facility, to increase the commitment from $50 million to $100 million, to provide additional liquidity, if needed, to support its growth plans. In addition to the expanded commitment, the interest margin added to the applicable base rate was increased by 25 basis points. The maturity date did not change.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on management's evaluation (with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO)), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Please refer to Management's Report on Internal Control over Financial Reporting under Item 8 of this report.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred in the quarter ended January 31, 2008, which have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

Adoption of Bonus Program and Other Compensation Changes

On March 25, 2008, the Compensation Committee of our Board of Directors adopted a cash bonus program for our 2009 fiscal year. Our named executive officers, as well as certain other executive officers and certain employees, are eligible to participate in the 2009 bonus program. Below is a description of the 2009 bonus program, as adopted by our Compensation Committee.

The purpose of the 2009 bonus program is to promote the interests of the Company and its stockholders by providing key employees with financial rewards upon achievement of specified business objectives, as well as help us attract and retain key employees by providing attractive compensation opportunities linked to performance results.

The Compensation Committee established four bonus levels for its 2009 bonus program: Level 1, Level 2, Level 3 and Level 4. Each of the levels represent the attainment by us of certain operating pre-tax profit targets established by the Compensation Committee (each, a "Profit Goal"). If we do not achieve the Level 1 Profit Goal, each named executive officer, other executive officer or employee awarded a bonus pursuant to the 2009 bonus program will receive a prorata portion of the Level 1 Profit Goal, determined by the actual pre tax profit as a percentage of the Level 1 Profit Level.

The bonuses that may become distributable based upon our achievement of the Level 1 through Level 4 Profit Goals will be distributed by our Chief Executive Officer with approval from the Compensation Committee.

Our Chief Executive Officer will receive a bonus under the 2009 bonus program that varies based upon our achievement of the Level 1 through Level 4 Profit Goals. The Level 1 bonus amount for the Chief Executive Officer was established based upon the Compensation Committee's independent evaluation of his compensation relative to his effect on the Company's performance. The Level 2 bonus is 16.6% greater than the Level 1 bonus, the Level 3 bonus is 33.3% greater than the Level 1 bonus and the Level 4 bonus is 50.0% greater than the Level 1 bonus.

Our named executive officers, excluding our Chief Executive Officer, certain other executive officers and certain employees will receive a bonus under the 2009 bonus program that varies based upon our achievement of the Level 1 through Level 4 Profit Goals. The Level 1 bonus amount for each Participant was established based upon the Compensation Committee's independent evaluation of his or her relative effect on the Company's performance. The Level 2 bonus is generally 30.8% greater than the Level 1 bonus, the Level 3 bonus is 64.1% greater than the Level 1 bonus, and the Level 4 bonus is 100% greater than the Level 1 bonus.

In addition, we established a contingency bonus pool under the 2009 bonus program that varies based upon our achievement of the Level 1 through Level 4 Profit Goals and additional funds which may accrue for exceptional performance beyond the Level 4 Profit Goal. The contingency bonus pool will be distributed at the discretion of our Chairman and Chief Executive Officer with prior approval from the Compensation Committee.

Payment of bonuses (if any) is normally made in February after the end of the performance period during which the bonuses were earned. Except for certain executive officers who have executive employment agreements, in order to be eligible for a bonus under the 2009 bonus program, eligible participants must be employed through the end of fiscal year ending January 31, 2009. Those executive officers who have executive employment agreements with us are entitled to, under certain situations, a prorata bonus if they resign or are terminated prior to the completion of the fiscal year ended January 31, 2009.

Bonuses normally will be paid in cash in a single lump sum, subject to payroll taxes and tax withholdings.

Effective April 1, 2008, the base salary of Michael J. Poppe, our chief financial officer, was increased from $200,000 to $240,000.

PART III

The information required by Items 10 through 14 is included in our definitive Proxy Statement relating to our 2008 Annual Meeting of Stockholders, and is incorporated herein by reference.

CROSS REFERENCE TO ITEMS 10-14 LOCATED IN THE PROXY STATEMENT

	Item	Caption in the Conn's, Inc. 2008 Proxy Statement
ITEM 10.	**DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**	**BOARD OF DIRECTORS, EXECUTIVE OFFICERS**
ITEM 11.	**EXECUTIVE COMPENSATION**	**EXECUTIVE COMPENSATION**
ITEM 12.	**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**	**STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS**
ITEM 13.	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE**	**CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**
ITEM 14.	**PRINCIPAL ACCOUNTANT FEES AND SERVICES**	**INDEPENDENT PUBLIC ACCOUNTANTS**

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as a part of this report:

(1) The financial statements listed in response to Item 8 of this report are as follows:

Consolidated Balance Sheets as of January 31, 2007 and 2008

Consolidated Statements of Operations for the Years Ended January 31, 2006, 2007 and 2008

Consolidated Statements of Stockholders' Equity for the Years Ended January 31, 2006, 2007 and 2008

Consolidated Statements of Cash Flows for the Years Ended January 31, 2006, 2007 and 2008

(2) Financial Statement Schedule: Report of Independent Auditors on Financial Statement Schedule for the three years in the period ended January 31, 2008; Schedule II -- Valuation and Qualifying Accounts. The financial statement schedule should be read in conjunction with the consolidated financial statements in our 2008 Annual Report to Stockholders. Financial statement schedules not included in this report have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits: A list of the exhibits filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of l934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONN'S, INC.
(Registrant)

Date: March 27, 2008

/s/ Thomas J. Frank, Sr.,
Thomas J. Frank, Sr.
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas J. Frank, Sr. Thomas J. Frank, Sr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 27, 2008
/s/ Michael J. Poppe Michael J. Poppe	Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2008
/s/ Marvin D. Brailsford Marvin D. Brailsford	Director	March 27, 2008
/s/ Jon E. M. Jacoby Jon E. M. Jacoby	Director	March 27, 2008
/s/ Bob L. Martin Bob L. Martin	Director	March 27, 2008
/s/ Douglas H. Martin Douglas H. Martin	Director	March 27, 2008
/s/ Dr. William C. Nylin, Jr. Dr. William C. Nylin, Jr.	Executive Vice Chairman	March 27, 2008
/s/ Scott L. Thompson Scott L. Thompson	Director	March 27, 2008
/s/ William T. Trawick William T. Trawick	Director	March 27, 2008
/s/ Theodore M. Wright Theodore M. Wright	Director	March 27, 2008

EXHIBIT INDEX

Exhibit Number	Description
2	Agreement and Plan of Merger dated January 15, 2003, by and among Conn's, Inc., Conn Appliances, Inc. and Conn's Merger Sub, Inc. (incorporated herein by reference to Exhibit 2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).
3.1	Certificate of Incorporation of Conn's, Inc. (incorporated herein by reference to Exhibit 3.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).
3.1.1	Certificate of Amendment to the Certificate of Incorporation of Conn's, Inc. dated June 3, 2004 (incorporated herein by reference to Exhibit 3.1.1 to Conn's, Inc. Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004).
3.2	Bylaws of Conn's, Inc. (incorporated herein by reference to Exhibit 3.2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).
3.2.1	Amendment to the Bylaws of Conn's, Inc. (incorporated herein by reference to Exhibit 3.2.1 to Conn's Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004).
3.2.2	Amendment to the Bylaws of Conn's, Inc. effective as of December 18, 2007 (incorporated by reference to Exhibit 3.1 to Conn's, Inc. Current Report on Form 8-K as filed with the Securities and Exchange Commission on December 18, 2007.
4.1	Specimen of certificate for shares of Conn's, Inc.'s common stock (incorporated herein by reference to Exhibit 4.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on October 29, 2003).
10.1	Amended and Restated 2003 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[†]
10.1.1	Amendment to the Conn's, Inc. Amended and Restated 2003 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.1.1 to Conn's Form 10-Q for the quarterly period ended April 30, 2004 (File No. 000-50421) as filed with the Securities and Exchange Commission on June 7, 2004).[†]
10.1.2	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.1.2 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).[†]
10.2	2003 Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046)as filed with the Securities and Exchange Commission on September 23, 2003).[†]
10.2.1	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 10.2.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).[†]

10.3 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.3 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[†]

10.4 Conn's 401(k) Retirement Savings Plan (incorporated herein by reference to Exhibit 10.4 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[†]

10.5 Shopping Center Lease Agreement dated May 3, 2000, by and between Beaumont Development Group, L.P., f/k/a Fiesta Mart, Inc., as Lessor, and CAI, L.P., as Lessee, for the property located at 3295 College Street, Suite A, Beaumont, Texas (incorporated herein by reference to Exhibit 10.5 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.5.1 First Amendment to Shopping Center Lease Agreement dated September 11, 2001, by and among Beaumont Development Group, L.P., f/k/a Fiesta Mart, Inc., as Lessor, and CAI, L.P., as Lessee, for the property located at 3295 College Street, Suite A, Beaumont, Texas (incorporated herein by reference to Exhibit 10.5.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.6 Industrial Real Estate Lease dated June 16, 2000, by and between American National Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 8550-A Market Street, Houston, Texas (incorporated herein by reference to Exhibit 10.6 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.6.1 First Renewal of Lease dated November 24, 2004, by and between American National Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 8550-A Market Street, Houston, Texas (incorporated herein by reference to Exhibit 10.6.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).

10.7 Lease Agreement dated December 5, 2000, by and between Prologis Development Services, Inc., f/k/a The Northwestern Mutual Life Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 4810 Eisenhauer Road, Suite 240, San Antonio, Texas (incorporated herein by reference to Exhibit 10.7 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.7.1 Lease Amendment No. 1 dated November 2, 2001, by and between Prologis Development Services, Inc., f/k/a The Northwestern Mutual Life Insurance Company, as Lessor, and CAI, L.P., as Lessee, for the property located at 4810 Eisenhauer Road, Suite 240, San Antonio, Texas (incorporated herein by reference to Exhibit 10.7.1 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.8 Lease Agreement dated June 24, 2005, by and between Cabot Properties, Inc. as Lessor, and CAI, L.P., as Lessee, for the property located at 1132 Valwood Parkway, Carrollton, Texas (incorporated herein by reference to Exhibit 99.1 to Conn's, Inc. Current Report on Form 8-K (file no. 000-50421) as filed with the Securities and Exchange Commission on June 29, 2005).

10.9 Credit Agreement dated October 31, 2005, by and among Conn Appliances, Inc. and the Borrowers thereunder, the Lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, and SunTrust Bank, as Documentation Agent (incorporated herein by reference to Exhibit 10.9 to Conn's, Inc. Quarterly Report on Form 10-Q (file no. 000-50421) as filed with the Securities and Exchange Commission on December 1, 2005).

10.9.1 Letter of Credit Agreement dated November 12, 2004 by and between Conn Appliances, Inc. and CAI Credit Insurance Agency, Inc., the financial institutions listed on the signature pages thereto, and JPMorgan Chase Bank, as Administrative Agent (incorporated herein by reference to Exhibit 99.2 to Conn's Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on November 17, 2004).

10.9.2 First Amendment to Credit Agreement dated August 28, 2006 by and between Conn Appliances, Inc. and CAI Credit Insurance Agency, Inc., the financial institutions listed on the signature pages thereto, and JPMorgan Chase Bank, as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Conn's Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on August 28, 2006).

10.9.3 Second Amendment to Credit Agreement dated March 26, 2008 by and among Conn Appliances, Inc. and CAI Credit Insurance Agency, Inc., the financial institutions listed on the signature pages thereto, and JPMorgan Chase Bank, as Administrative Agent (filed herewith).

10.10 Receivables Purchase Agreement dated September 1, 2002, by and among Conn Funding II, L.P., as Purchaser, Conn Appliances, Inc. and CAI, L.P., collectively as Originator and Seller, and Conn Funding I, L.P., as Initial Seller (incorporated herein by reference to Exhibit 10.10 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.10.1 First Amendment to Receivables Purchase Agreement dated August 1, 2006, by and among Conn Funding II, L.P., as Purchaser, Conn Appliances, Inc. and CAI, L.P., collectively as Originator and Seller (incorporated herein by reference to Exhibit 10.10.1 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.11 Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.11 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.11.1 First Supplemental Indenture dated October 29, 2004 by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 99.1 to Conn's, Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on November 4, 2004).

10.11.2 Second Supplemental Indenture dated August 1, 2006 by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 99.1 to Conn's, Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on August 23, 2006).

10.12 Amended and Restated Series 2002-A Supplement dated September 10, 2007, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 99.2 to Conn's, Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on September 11, 2007).

10.12.1 Amended and Restated Note Purchase Agreement dated September 10, 2007 by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 99.3 to Conn's, Inc. Current Report on Form 8-K (File No. 000-50421) as filed with the Securities and Exchange Commission on September 11, 2007).

10.13 Series 2002-B Supplement to Base Indenture dated September 1, 2002, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.13 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.13.1 Amendment to Series 2002-B Supplement dated March 28, 2003, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.13.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on April 5, 2005).

10.14 Servicing Agreement dated September 1, 2002, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank Minnesota, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).

10.14.1 First Amendment to Servicing Agreement dated June 24, 2005, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.1 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2005).

10.14.2 Second Amendment to Servicing Agreement dated November 28, 2005, by and among Conn Funding II, L.P., as 10.14.2 Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.2 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2005 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2005).

10.14.3 Third Amendment to Servicing Agreement dated May 16, 2006, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.3 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.14.4 Fourth Amendment to Servicing Agreement dated August 1, 2006, by and among Conn Funding II, L.P., as Issuer, CAI, L.P., as Servicer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.14.4 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.15 Form of Executive Employment Agreement (incorporated herein by reference to Exhibit 10.15 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on October 29, 2003).[†]

10.15.1 First Amendment to Executive Employment Agreement between Conn's, Inc. and Thomas J. Frank, Sr., Approved by the stockholders May 26, 2005 (incorporated herein by reference to Exhibit 10.15.1 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2005 (file No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2005).[†]

10.16 Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.16 to Conn's, Inc. registration statement on Form S-1 (file no. 333-109046) as filed with the Securities and Exchange Commission on September 23, 2003).[†]

10.17 Description of Compensation Payable to Non-Employee Directors (incorporated herein by reference to Form 8-K (file no. 000-50421) filed with the Securities and Exchange Commission on June 2, 2005).[†]

10.18 Dealer Agreement between Conn Appliances, Inc. and Voyager Service Programs, Inc. effective as of January 1, 1998 (incorporated herein by reference to Exhibit 10.19 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.1 Amendment #1 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.2 Amendment #2 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.2 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.3 Amendment #3 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.3 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.4 Amendment #4 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of July 1, 2005 (incorporated herein by reference to Exhibit 10.19.4 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.18.5 Amendment #5 to Dealer Agreement by and among Conn Appliances, Inc., CAI, L.P., Federal Warranty Service Corporation and Voyager Service Programs, Inc. effective as of April 7, 2007 (incorporated herein by reference to Exhibit 10.18.5 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2007 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2007).

10.19 Service Expense Reimbursement Agreement between Affiliates Insurance Agency, Inc. and American Bankers Life Assurance Company of Florida, American Bankers Insurance Company Ranchers & Farmers County Mutual Insurance Company, Voyager Life Insurance Company and Voyager Property and Casualty Insurance Company effective July 1, 1998 (incorporated herein by reference to Exhibit 10.20 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.19.1 First Amendment to Service Expense Reimbursement Agreement by and among CAI, L.P., Affiliates Insurance Agency, Inc., American Bankers Life Assurance Company of Florida, Voyager Property & Casualty Insurance Company, American Bankers Life Assurance Company of Florida, American Bankers Insurance Company of Florida and American Bankers General Agency, Inc. effective July 1, 2005 (incorporated herein by reference to Exhibit 10.20.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.20 Service Expense Reimbursement Agreement between CAI Credit Insurance Agency, Inc. and American Bankers Life Assurance Company of Florida, American Bankers Insurance Company Ranchers & Farmers County Mutual Insurance Company, Voyager Life Insurance Company and Voyager Property and Casualty Insurance Company effective July 1, 1998 (incorporated herein by reference to Exhibit 10.21 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.20.1 First Amendment to Service Expense Reimbursement Agreement by and among CAI Credit Insurance Agency, Inc., American Bankers Life Assurance Company of Florida, Voyager Property & Casualty Insurance Company, American Bankers Life Assurance Company of Florida, American Bankers Insurance Company of Florida, American Reliable Insurance Company, and American Bankers General Agency, Inc. effective July 1, 2005 (incorporated herein by reference to Exhibit 10.21.1 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.21 Consolidated Addendum and Amendment to Service Expense Reimbursement Agreements by and among Certain Member Companies of Assurant Solutions, CAI Credit Insurance Agency, Inc. and Affiliates Insurance Agency, Inc. effective April 1, 2004 (incorporated herein by reference to Exhibit 10.22 to Conn's, Inc. Form 10-K for the annual period ended January 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on March 30, 2006).

10.22 Series 2006-A Supplement to Base Indenture, dated August 1, 2006, by and between Conn Funding II, L.P., as Issuer, and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 10.23 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on September 15, 2006).

10.23 Fourth Amended and Restated Subordination and Priority Agreement, dated August 31, 2006, by and among Bank of America, N.A. and JPMorgan Chase Bank, as Agent, and Conn Appliances, Inc. and/or its subsidiary CAI, L.P (incorporated herein by reference to Exhibit 10.24 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).

10.23.1 Fourth Amended and Restated Security Agreement, dated August 31, 2006, by and among Conn Appliances, Inc. and CAI, L.P. and Bank of America, N.A (incorporated herein by reference to Exhibit 10.24.1 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).

10.24 Letter of Credit and Reimbursement Agreement, dated September 1, 2002, by and among CAI, L.P., Conn Funding II, L.P. and SunTrust Bank (incorporated herein by reference to Exhibit 10.25 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).

10.24.1 Amendment to Standby Letter of Credit dated August 23, 2006, by and among CAI, L.P., Conn Funding II, L.P. and SunTrust Bank (incorporated herein by reference to Exhibit 10.25.1 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).

10.24.2 Amendment to Standby Letter of Credit dated September 20, 2006, by and among CAI, L.P., Conn Funding II, L.P. and SunTrust Bank (incorporated herein by reference to Exhibit 10.25.2 to Conn's, Inc. Form 10-Q for the quarterly period ended October 31, 2006 (File No. 000-50421) as filed with the Securities and Exchange Commission on November 30, 2006).

11.1 Statement re: computation of earnings per share is included under Note 1 to the financial statements.

21 Subsidiaries of Conn's, Inc. (incorporated herein by reference to Exhibit 21 to Conn's, Inc. Form 10-Q for the quarterly period ended July 31, 2007 (File No. 000-50421) as filed with the Securities and Exchange Commission on August 30, 2007).

23.1 Consent of Ernst & Young LLP (filed herewith).

31.1 Rule 13a-14(a)/15d-14(a) Certification (Chief Executive Officer) (filed herewith).

31.2 Rule 13a-14(a)/15d-14(a) Certification (Chief Financial Officer) (filed herewith).

32.1 Section 1350 Certification (Chief Executive Officer and Chief Financial Officer) (furnished herewith).

99.1 Subcertification by Executive Vice-Chairman of the Board in support of Rule 13a-14(a)/15d-14(a) Certification (Chief Executive Officer) (filed herewith).

99.2 Subcertification by Chief Operating Officer in support of Rule 13a-14(a)/15d-14(a) Certification (Chief Executive Officer) (filed herewith).

99.3 Subcertification by Treasurer in support of Rule 13a-14(a)/15d-14(a) Certification (Chief Financial Officer) (filed herewith).

99.4 Subcertification by Secretary in support of Rule 13a-14(a)/15d-14(a) Certification (Chief Financial Officer) (filed herewith).

99.5 Subcertification of Executive Vice-Chairman of the Board, Chief Operating Officer, Treasurer and Secretary in support of Section 1350 Certifications (Chief Executive Officer and Chief Financial Officer) (furnished herewith).

† Management contract or compensatory plan or arrangement.

CONN'S, INC.
3295 College Street
Beaumont, Texas 77701
(409) 832-1696

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 3, 2008

To the Stockholders of Conn's, Inc.:

NOTICE IS HEREBY GIVEN that the 2008 annual meeting of stockholders of Conn's, Inc. will be held on Tuesday, June 3, 2008, at 3295 College Street, Beaumont, Texas 77701, commencing at 10:00 A.M. local time, for the following purposes:

1. to elect nine (9) directors;
2. to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent public accountants for the fiscal year ending January 31, 2009; and
3. to transact such other business as may properly come before the meeting.

A copy of the proxy statement relating to the 2008 annual meeting of stockholders, in which the foregoing matters are described in more detail, and our Annual Report on Form 10-K outlining our operations for the fiscal year ended January 31, 2008, accompanies this notice of 2008 annual meeting of stockholders. For your additional convenience, the Company is posting a copy of this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2008 on the Company's website at www.conns.com, under "investor relations – 2008 proxy statement".

Only stockholders of record at the close of business on April 18, 2008, are entitled to notice of and to vote at the 2008 annual meeting of stockholders or any adjournment thereof. A list of such stockholders, arranged in alphabetical order and showing the address of and the number of shares registered in the name of each such stockholder, will be available for examination by any stockholder for any purpose relating to the meeting during ordinary business hours for a period of at least ten days prior to the meeting at the principal offices of the Company located at 3295 College Street, Beaumont, Texas 77701.

Your vote is important. Whether or not you expect to be present at the meeting, please complete, sign, date and return promptly the enclosed form of proxy in the enclosed pre-addressed, postage-paid return envelope.

By Order of the Board of Directors,

/s/ Sydney K. Boone, Jr.
SYDNEY K. BOONE, JR.
Secretary

April 23, 2008
Beaumont, Texas

This proxy statement is first being mailed to our stockholders on or about April 25, 2008.

PROXY STATEMENT

2008 ANNUAL MEETING OF STOCKHOLDERS

Date:	June 3, 2008
Time:	10:00 A.M. local time
Location:	Conn's, Inc., 3295 College Street, Beaumont, Texas 77701
Record Date and Number of Votes:	April 18, 2008. Holders of our common stock are entitled to one vote for each share of common stock they owned as of the close of business on April 18, 2008. You may not cumulate votes.
Agenda:	1. to elect nine directors; 2. to ratify the Audit Committee's appointment of Ernst & Young, LLP as our independent public accountants for the fiscal year ending January 31, 2009; and 3. to transact such other business as may properly come before the meeting.
Proxies:	Unless you tell us on the enclosed form of proxy to vote differently, we will vote signed returned proxies "FOR" the board nominees. The proxy holders will use their discretion on other matters. If a nominee cannot or will not serve as a director, the proxy holders will vote for a person whom they believe will carry on our present policies.
Proxies Solicited By:	The Board of Directors
First Mailing Date:	We are first mailing this Proxy Statement and the form of proxy on or about April 25, 2008.
Revoking Your Proxy:	You may revoke your proxy before it is voted at the meeting. To revoke your proxy, follow the procedures listed on page 2 under "General Information Regarding the 2008 Annual Meeting of Stockholders; Revocation of Proxies."

PLEASE VOTE BY RETURNING YOUR PROXY. YOUR VOTE IS IMPORTANT.
Prompt return of your proxy will help reduce the costs of re-solicitation.

Table of Contents

	Page
GENERAL INFORMATION REGARDING THE 2008 ANNUAL MEETING OF STOCKHOLDERS	1
Quorum	1
Votes Required to Approve Proposals	1
Record Date, Shares Outstanding and Number of Votes	1
Method of Counting Votes, Abstentions and Broker Non-Votes	1
How the Proxies Will Be Voted	1
Revocation of Proxies	2
Stockholder Proposals and Other Business	2
Solicitation of Proxies	2
Annual Report	3
PROPOSALS FOR STOCKHOLDER ACTION	4
PROPOSAL ONE: ELECTION OF DIRECTORS	4
Number of Directors to be Elected	4
Board Nominees	4
PROPOSAL TWO: RATIFICATION OF THE SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS	5
BOARD OF DIRECTORS	6
Board of Director Nominees:	6
Nomination Policies and Procedures Governance	7
Independent Board Composition	8
Board Meetings	9
Policy Regarding Director Attendance at the Annual Meeting of Stockholders	9
Committees of the Board	9
COMPENSATION DISCUSSION AND ANALYSIS	10
Overview	10
Objectives/Reward	10
Elements of and Determining Compensation	11
Employment Agreements	13
Other Compensation	13
Compensation for the Named Executive Officers in Fiscal 2008	14
COMPENSATION COMMITTEE REPORT	15
Compensation Tables	16
Termination of Employment and Change of Control Arrangements	19
Compensation of Non-Employee Directors	20
Indemnification Arrangements	21
CORPORATE GOVERNANCE	22
Code of Ethics	22
Stockholder Communications with the Board	22
AUDIT COMMITTEE REPORT	23
The Committee	23
Review and Discussion	23
Recommendation	23
PERFORMANCE GRAPH	24
EXECUTIVE OFFICERS	25
Biographical Information	25
Equity Incentive Plans	27
STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS	28
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	31
Review and Approval of Related Person Transactions	31
Lease Arrangement	31
Independent Contractor	31
Indirect Ownership in Service Provider	31
Stock repurchase services	32
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	33
INDEPENDENT PUBLIC ACCOUNTANTS	33

GENERAL INFORMATION REGARDING THE 2008 ANNUAL MEETING OF STOCKHOLDERS

Quorum

The holders of a majority of the outstanding shares of common stock entitled to vote at the 2008 annual meeting of stockholders, represented in person or by proxy, will constitute a quorum at the meeting. However, if a quorum is not present or represented at the meeting, the stockholders entitled to vote at the meeting, present in person or represented by proxy, have the power to adjourn the meeting, without notice, other than by announcement at the meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

Votes Required to Approve Proposals

To be elected, directors must receive a plurality of the shares voting in person or by proxy, provided a quorum exists. A plurality means receiving the largest number of votes, regardless of whether that is a majority. A majority of the votes cast is required to approve the ratification of Ernst & Young, LLP as our independent public accountants, provided a quorum exists.

Record Date, Shares Outstanding and Number of Votes

Only stockholders of record as of the close of business on April 18, 2008, the record date set for the meeting by our board, are entitled to notice of and to vote at the meeting or any adjournments of the meeting. On the record date, there were 22,401,836 shares of our common stock issued and outstanding and entitled to vote. Each share of common stock entitles the holder to one vote per share.

Method of Counting Votes, Abstentions and Broker Non-Votes

Votes cast by proxy or in person will be counted by the inspector of election appointed by the Company.

Those who fail to return a proxy or who do not attend the meeting will not count towards determining any required quorum, plurality or majority of votes cast. Stockholders and brokers returning proxies or attending the meeting who abstain from voting on the election of directors or on the proposal to ratify Ernst & Young, LLP as our independent public accountants will count towards determining a quorum. Such abstentions will have no effect on the election of our directors and will not impact how the shares in the Conn's Voting Trust are voted, which votes in the same proportion as the votes cast "for" and "against" a proposal by all other shareholders, not counting abstentions.

Brokers holding shares of record for customers generally are not entitled to vote on certain matters unless they receive voting instructions from their customers. Brokers are permitted to vote on routine, non-controversial proposals in instances where they have not received voting instructions from the beneficial owner of the stock, *e.g.*, ratification of independent public accountants, but are not permitted to vote on non-routine matters. In the event that a broker does not receive voting instructions for non-routine matters, a broker may notify us that it lacks voting authority to vote those shares. These "broker non-votes" refer to votes that could have been cast on the matter in question by brokers with respect to uninstructed shares if the brokers had received their customers' instructions. The inspector of election will treat broker non-votes as shares that are present and entitled to vote for the purpose of determining the presence of a quorum. However, for the purpose of determining the outcome of any matter as to which the broker has indicated on the proxy that it does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters). These broker non-votes will have no effect on the outcome of the election of our directors or on the proposal to ratify Ernst & Young, LLP as our independent public accountants.

How the Proxies Will Be Voted

The enclosed proxies will be voted in accordance with the instructions you place on the form of proxy. Unless you tell us on the enclosed form of proxy to vote differently, we will vote signed returned proxies "FOR" the board nominees and "FOR" ratification of the selection of Ernst & Young as our independent public accountants for our fiscal year ending January 31, 2009. The proxy holders will use their discretion on other matters. If a nominee cannot or will not serve as a director, the proxy holders will vote for a person whom they believe will carry on our present policies.

Pursuant to the terms of a voting trust agreement entered into by Stephens Group, Inc., Stephens Inc. and certain affiliates of Stephens Inc., which collectively own approximately 22.6% of our common stock, unless the voting trust is revoked, the trustee of the voting trust must vote the shares of common stock held by the voting trust "FOR" or "AGAINST" any proposal or other matter submitted to the stockholders of the company for approval in the same proportion as the votes cast "FOR" and "AGAINST" such proposal or other matter by all other stockholders, not counting abstentions. Therefore, each proxy received voting "FOR" or "AGAINST" any proposal will result in a proportionate number of shares held in the voting trust to be voted "FOR" or "AGAINST" a proposal. Abstentions and broker non-votes will not impact how the shares in the voting trust are counted.

Revocation of Proxies

You may revoke your proxy before it is voted. Any stockholder returning the enclosed form of proxy may revoke such proxy at any time prior to its exercise by:

- delivering a signed proxy, dated later than the original proxy, to our transfer agent, Computershare., at 250 Royall Street, Canton, Massachusetts 02021, Attention: Patrick E. Thebado (please make sure our transfer agent receives your proxy at least two business days prior to the date of the meeting);
- delivering a signed, written revocation letter, dated later than the proxy, to our transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts 02021, Attention: Patrick E. Thebado (please make sure our transfer agent receives your revocation letter at least two business days prior to the date of the meeting); or
- attending the meeting and voting in person (attending the meeting alone will not revoke your proxy).

Your last vote is the vote that will be counted.

Stockholder Proposals and Other Business

From time to time, stockholders seek to nominate directors or present proposals for inclusion in our proxy statement and form of proxy for consideration at an annual meeting of stockholders. To be included in our proxy statement and form of proxy or considered at our next annual meeting, you must timely submit nominations of directors or proposals, in addition to meeting other legal requirements. We must receive your nominations and/or proposals for the 2009 annual meeting for possible consideration at the meeting no earlier than December 26, 2008 and no later than January 25, 2009 and by no later than December 26, 2008 for possible inclusion in the proxy statement. However, if the date of the 2009 annual meeting changes by more than 30 days from the date of this year's meeting, then we must receive your nominations and/or proposals within a reasonable time before we begin to print and mail our proxy materials.

We do not intend to bring any business before the 2008 annual stockholders meeting other than the matters described in this proxy statement nor have we been informed of any matters that may be presented at the meeting by others. If however, any other business should properly arise, the persons appointed in the enclosed proxy have discretionary authority to vote in accordance with their best judgment.

Solicitation of Proxies

The cost of soliciting proxies will be borne by the Company. In addition to the solicitation of proxies by mail, solicitation may be made by our directors, officers and employees by other means, including telephone, email or in person. No special compensation will be paid to directors, officers or employees for the solicitation of proxies. To solicit proxies, we also will request the assistance of banks, brokerage houses and other custodians, nominees or fiduciaries, and, upon request, will reimburse such organizations or individuals for their reasonable expenses in forwarding soliciting materials to beneficial owners and in obtaining authorization for the execution of proxies.

Annual Report

The booklet containing this proxy statement also contains our Annual Report to Stockholders on Form 10-K, including audited consolidated financial statements for the year ended January 31, 2008. The booklet has been mailed to all stockholders of record as of the close of business on April 18, 2008. Any stockholder that has not received a copy of our annual report may obtain a copy, without charge, by writing to us at 3295 College Street, Beaumont, Texas 77701, Attention: Sydney K. Boone, Jr., Corporate General Counsel. You may also obtain a copy of this proxy statement and Form 10-K together with all of our SEC filings through the Company's website at www.conns.com and at the SEC's website at www.sec.gov.

PROPOSALS FOR STOCKHOLDER ACTION

PROPOSAL ONE: ELECTION OF DIRECTORS

Number of Directors to be Elected

Our board is currently constituted with nine director positions, all of which positions are to be elected at the 2008 annual meeting of stockholders. The nine directors elected at the annual meeting will hold office until the 2009 annual meeting of stockholders or until their respective successors have been elected and qualified or their earlier death resignation or removal. You may not vote for a greater number of directors than those nominated.

Board Nominees

Our board of directors met in March 2008 and considered the candidates for election to the board at the 2008 annual meeting. The Nominating and Corporate Governance Committee of the Board of Directors, consisting of three (3) of the independent members of the current board of directors, recommended that the full board nominate:

Thomas J. Frank, Sr.
Marvin D. Brailsford
Jon E.M. Jacoby
Bob L. Martin
Douglas H. Martin
William C. Nylin, Jr.
Scott L. Thompson
William T. Trawick
Theodore M. Wright

for re-election to the Board of Directors at the 2008 annual meeting. Each of the nominated directors were elected and served on the board of directors from the 2007 annual meeting. In making these recommendations, the Nominating and Corporate Governance Committee considered the requirements and qualifications discussed under "Board of Directors; Nominating Policies" on page 11 of this Proxy Statement. Based on this recommendation, our board has nominated:

Thomas J. Frank, Sr.
Marvin D. Brailsford
Jon E.M. Jacoby
Bob L. Martin
Douglas H. Martin
William C. Nylin, Jr.
Scott L. Thompson
William T. Trawick
Theodore M. Wright

to be elected by the stockholders at the 2008 annual meeting. All nominees have consented to serve as directors. The board has no reason to believe that any of the nominees will be unable or unwilling to act as a director. In the event any of these nominated directors is unable to stand for election, the board of directors may either reduce the size of the board or designate a substitute.

For biographical information regarding each of the board's nominees for director, please refer to "Board of Directors; Board Nominees" on page 6 of this Proxy Statement.

We Recommend That You Vote For Each Of The Board Nominees.

**PROPOSAL TWO:
RATIFICATION OF THE SELECTION OF INDEPENDENT
PUBLIC ACCOUNTANTS**

Ernst & Young LLP served as our independent public accountants for the fiscal year ended January 31, 2008. The Audit Committee of the Board has selected Ernst & Young, LLP as our independent public accountants for the fiscal year ending January 31, 2009. Our Board of Directors has further directed that we submit the selection of our independent public accountants for ratification by the stockholders at the 2008 Annual Meeting. Stockholder ratification of the selection of Ernst & Young, LLP as our independent public accountants is not required by our Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young, LLP to the stockholders for ratification as a matter of good corporate practice. The Audit Committee believes it to be in the best interests of our stockholders to retain Ernst & Young, LLP as our independent public accountants for the fiscal year ended January 31, 2009. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young, LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent public accounting firm at any time during the year if they determine that such a change would be in our best interests and those of our stockholders. The Audit Committee annually reviews the performance of our independent public accountants and the fees charged for their services. The Audit Committee anticipates, from time to time, obtaining competitive proposals from other independent public accounting firms for our annual audit. Based upon the Audit Committee's analysis of this information, we will determine which independent public accounting firms to engage to perform our annual audit each year. Representatives of Ernst & Young, LLP will attend the 2008 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

We Recommend That You Vote For the Ratification of Ernst & Young, LLP As Our Independent Public Accounting Firm.

BOARD OF DIRECTORS

Board of Director Nominees:

Thomas J. Frank, Sr. was appointed as our Chairman of the Board and Chief Executive Officer in 1994. He has been employed by us for 48 years, has been a member of our board of directors since 1980 and has held every key management position within the organization, including responsibilities for distribution, service, credit, information technology, accounting and general operations. Mr. Frank holds a B.A. degree in industrial arts from Sam Houston State University and attended graduate courses at Texas A&M University. Mr. Frank completed the SCMP course at Harvard University. Mr. Frank is 68 years old.

Marvin D. Brailsford has served as a director since September 2003. From 1996 until 2002, General Brailsford served as Vice President-Material Stewardship Project Manager for the U.S. government's Rocky Flats Environmental Technology Site where he was responsible for managing engineered systems and commodities purchasing. From 1992 to 1996, General Brailsford was president of the Brailsford Group, Inc., a management consulting company, and served as president of Metters Industries, Inc., an information technology and systems engineering company, during this time period. In 1992, he retired from the U.S. Army as a Lieutenant General, after 33 years of service, most recently where he served as Deputy Commanding General Materiel Readiness/Executive Director for Conventional Ammunition at the U.S. Materiel Command in Alexandria, Virginia. Since 1996, General Brailsford has served on the board of directors of Illinois Tool Works, Inc. and has been a member of its audit committee and chairman of its corporate governance and nominating committee. He also serves or has served on the boards of directors of various private and governmental entities. General Brailsford earned a B.S. degree in biology from Prairie View A & M University and a M.S. degree in bacteriology from Iowa State University. He is also a graduate of the Executive Program at the Graduate School of Business Administration, University of California at Berkley; Harvard University's John F. Kennedy School of Government; the U.S. Army Command and General Staff College; and the Army War College. General Brailsford is 69 years old.

Jon E. M. Jacoby has served as a director since April 2003. In September 2006 Mr. Jacoby was elected Vice Chairman and Senior Principal of The Stephens Group LLC, a family-owned investment company. In September 2003, he retired as a Vice Chairman of Stephens Inc., where he had been employed since 1963. His positions included Investment Analyst, Assistant to the President and Manager of the Corporate Finance Department and the Special Investments Department for Stephens Group, Inc. Mr. Jacoby serves on the board of directors of Power-One, Inc. and Eden Bioscience Corporation. He received his B.S. from the University of Notre Dame and his M.B.A. from Harvard Business School. Mr. Jacoby is 70 years old.

Bob L. Martin has served as director since September 2003. Mr. Martin has over 32 years of retailing and merchandising experience. Prior to retiring from the retail industry in 1999, he headed the international operations of Wal-Mart International, Inc. for 15 years. From 1968 to 1983 Mr. Martin was responsible for technology services for Dillard's, Inc. He currently serves on the board of directors of Gap, Inc., Sabre Holdings Corporation, Furniture Brands International and Guitar Center, Incorporated. He has experience as chairman of the corporate governance committee and compensation committee, and has been a member of the audit committee of publicly held companies. Mr. Martin attended South Texas University and holds an honorary doctorate degree from Southwest Baptist University. Mr. Martin is 59 years old.

Douglas H. Martin has served as a director of the predecessor to the Company since 1998, and was appointed a director of the Company in September 2003, when it became a publicly held entity. Mr. Martin is an Executive Vice President of Stephens Inc. where he has been employed since 1981. He is responsible for the investment of the firm's capital in private companies. Mr. Martin serves as a member of the board of directors of numerous privately held companies. He received his B.A. in physics and economics from Vanderbilt University and his M.B.A. from Stanford University. Mr. Martin is 54 years old.

William C. Nylin, Jr. was appointed to our board as Executive Vice Chairman of the Board by the board of directors on March 28, 2006, to fill the newly created ninth board position. Dr. Nylin served as our Chief Operating Officer from 1995 until June 1, 2007. From 1995 until April 1, 2006, Dr. Nylin also served as our President. He was a director of the predecessor to the Company commencing in 1993, and remained a member until September 2003, when the Company became a publicly held entity. In addition to responsibilities as Executive Vice Chairman, Dr. Nylin has direct responsibility for information technology and risk management, From 1984 to 1995, Dr. Nylin held several executive management positions, including Deputy Chancellor and Executive Vice President of Finance and Operation, at Lamar University in Beaumont, Texas. Dr. Nylin obtained his B.S. degree in mathematics from Lamar University, and holds both a masters and doctorate degree in computer sciences from Purdue University. He has also completed a post-graduate program at Harvard University. Dr. Nylin is 65 years old.

Scott L. Thompson has served as a director since June 2004. Mr. Thompson is recently retired from Group 1 Automotive, Inc. where he played a major role in the founding and subsequent growth of that New York Stock Exchange listed and Fortune 500 Company. He served as Executive Vice President, Chief Financial Officer and Treasurer of Group 1 from February 2002 until his retirement in January 2005. From 1996 until February 2002, Mr. Thompson served as Senior Vice President, Chief Financial Officer and Treasurer of Group 1. From 1991 to 1996, Mr. Thompson served as Executive Vice President, Operations and Finance for KSA Industries, Inc., a billion dollar diversified enterprise with interests in automotive retailing, investments, energy and professional sports. Mr. Thompson is also a director of UAP Holding Corp. and Houston Wire and Cable. Mr. Thompson has extensive experience in automotive retailing, investments, energy and professional sports and is a certified public accountant. Mr. Thompson is 49 years old.

William T. Trawick has served as a director of the Company since September 2003, when the Company became a publicly held entity. Since August 2000, Mr. Trawick has served as Executive Director of NATM Buying Corporation where he oversees the administrative activities of the multi-billion dollar regional group purchasing program of which we are a member. He also functioned as a consultant to our merchandising department until September, 2006. From September 1996 to July 1999, Mr. Trawick served as our Vice President of Merchandising and was responsible for all product purchasing, merchandising and store operations. Mr. Trawick is 61 years old.

Theodore M. Wright has served as a director since September 2003, when the Company became a publicly held entity. Mr. Wright served as the President of Sonic Automotive, Inc., a New York Stock Exchange listed and Fortune 300 automotive retailer, from October 2002 until his retirement in April 2005. Previously Mr. Wright served as its chief financial officer from April 1997 to April 2003. From 1995 to 1997, Mr. Wright was a Senior Manager in Deloitte & Touche LLP's Columbia, South Carolina office. From 1994 to 1995, he was a Senior Manager in Deloitte & Touche LLP's National Office of Accounting Research and SEC Services Department. Mr. Wright received a B.A. from Davidson College. Mr. Wright is 45 years old.

If elected, these directors will serve one year terms which expire at our 2009 annual meeting of stockholders.

Nomination Policies and Procedures Governance

In preparation of our initial public offering, we conducted a thorough process of selecting qualified directors for our board. All directors whose terms expire at this annual meeting, except Mr. Jacoby, Dr. Nylin, and Mr. Thompson, were appointed in September 2003 in preparation for that offering. Mr. Jacoby was appointed to our board in April 2003, Mr. Thompson was appointed to our board in June 2004, and Dr. Nylin was appointed to our Board in March 2006. At our Board of Directors meeting held March 25, 2008, our board created a Nominating and Corporate Governance Committee consisting of three (3) of our independent directors. The Nominating and Corporate Governance Committee recommended and will continue to recommend director nominees for the full board's selection.

The goal of our board has been, and continues to be, to identify nominees for service on the board of directors who will bring a variety of perspectives and skills from their professional and business experience. In furtherance of this goal, our board has adopted nominating policies and procedures which are available on our website at www.conns.com under "Investor Relations – Governance". The Nominating and Corporate Governance Committee will consider candidates for nomination proposed by stockholders so long as they are made in accordance with the provisions of Section 2.14 of our Bylaws.

For the Nominating and Corporate Governance Committee to consider candidates recommended by stockholders, Section 2.14 of our Bylaws requires that the stockholder provide written notice to our Secretary no later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the anniversary date of the mailing of the proxy statement for the immediately preceding annual meeting of the stockholders. The notice to our Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serve as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting and any material interest in the business by the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address, as they appear on the company's books, of such stockholder and beneficial owner; and (ii) the class and number of shares of the company that are owned beneficially and held of record by such stockholder and such beneficial owner. Notwithstanding this procedure, the Board may, in its discretion, exclude from any proxy materials sent to stockholders any matters that may properly be excluded under the Exchange Act, Securities and Exchange Commission rules or other applicable laws.

The independent directors believe that the minimum requirements for a person to be qualified to be a member of the board of directors, are that a person must (i) be an individual of the highest character and integrity and have an inquiring mind, vision, a willingness to ask hard questions and the ability to work well with others; (ii) be free of any conflict of interest that would violate any applicable law or regulation or interfere with the proper and reasonable performance of the responsibilities of a director; (iii) be willing and able to devote sufficient time to the affairs of the company and be diligent in fulfilling the responsibilities of a director and board committee member (including developing and maintaining sufficient knowledge of the company and its industry; reviewing and analyzing reports and other information important to the board and committee responsibilities; preparing for, attending and participating in board and committee meetings; and satisfying appropriate orientation and continuing education guidelines); and (iv) have the capacity and desire to represent the balanced, best interest of the stockholders as a whole and not primarily a special interest group or constituency. The independent directors evaluate whether certain individuals possess the foregoing qualities and recommends to the board for nomination candidates for election or re-election as directors at the annual meeting of stockholders, or if applicable, at a special meeting of stockholders. This process is the same regardless of whether the nominee is recommended by our board or one of our stockholders.

Independent Board Composition

Nasdaq requires that a majority of the board of directors of a listed company be "independent". Nasdaq's rules provide that an independent director is a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Utilizing and applying the rules of Nasdaq as to whether a director is considered to not be independent, the board has determined during fiscal 2008 that the following directors are independent as defined by NASD listing standards: Marvin D. Brailsford, Jon E.M. Jacoby, Bob L. Martin, William T. Trawick, Scott L. Thompson, and Theodore M. Wright.

In the course of determination of each director's independence, the board considered Mr. Jacoby's service as Vice Chairman and Senior Principal of The Stephens Group LLC, a merchant banking firm, and the transfer of our Common Stock equal to 24.1% of our outstanding shares out of the Stephens Voting Trust, including shares held by Mr. Jacoby. Mr. Jacoby is not involved in the investment banking side of Stephens, Inc, which has provided investment banking and brokerage services to us in the past. After taking into account such positions held by Mr. Jacoby with a significant shareholder, given his exercise of independent judgment as one of our directors over the years, the fact that Mr. Jacoby is not involved with Stephens, Inc., the investment banking firm, and his lack of control of the voting of common stock, our board of directors determined that above-described relationship would not interfere with the exercise of his independent judgment in carrying out his responsibilities as one of our directors.

The independent directors of the board held executive sessions at each meeting of the board of directors during fiscal 2008.

Board Meetings

During fiscal 2008, the board held four regularly scheduled meetings and one telephonic meeting. Each person serving as a director during fiscal 2008 attended at least seventy-five percent (75%) of the board meetings held during the period he served as director during fiscal 2008.

Policy Regarding Director Attendance at the Annual Meeting of Stockholders

It is our policy that each member of the board of directors is encouraged to attend our annual meeting of stockholders. Each director serving at the time of last year's annual meeting attended our annual meeting of stockholders.

Committees of the Board

Audit Committee

The Audit Committee recommends the appointment of our independent auditors. It also approves audit reports and plans, accounting policies, audit fees and certain other expenses. In connection with the rules adopted by the SEC and NASD, we adopted a written charter for the Audit Committee, which is posted on our website at www.conns.com under "Investor Relations". The Audit Committee reviews and reassesses the adequacy of the written charter on an annual basis.

Messrs. Wright, Brailsford and Thompson serve on the Audit Committee. The Audit Committee held four regularly scheduled meetings and two telephonic meetings in fiscal 2008, each of which was attended by all of the members. The board has determined that each of Mr. Wright and Mr. Thompson is an "audit committee financial expert" as defined by SEC rules. In addition, each of the members of the Audit Committee is "independent" as defined by the NASD listing standards and the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee establishes, reviews and approves the CEO compensation package, and reviews and approves other senior executive officer compensation. It also evaluates the compensation plans, policies and programs to the executive officers of the company and makes recommendations to the board of directors concerning such plans, policies and programs, advises the board regarding compensation plans, policies and programs applicable to non-employee directors for their services as a director and administers the Company's stock option, stock purchase and other plans. The Compensation Committee also evaluates the competitiveness of our compensation and the performance of our executive officers, including our Chief Executive Officer. In connection with the rules adopted by the SEC and NASD, the Company adopted a written charter for the Compensation Committee, which is posted on our website at www.conns.com under "Investor Relations."

Messrs. Jacoby, Trawick, and Wright serve on the Compensation Committee. The Compensation Committee held three regular meetings in fiscal 2008 and two telephonic meetings, each of which was attended by all members of the Committee. All members of the Compensation Committee were determined to be independent directors as defined by NASD regulations. Additional information on the Committee's processes and procedures for consideration of executive compensation are addressed in the Compensation Discussion and Analysis section of this proxy statement below.

Nominating and Corporate Governance Committee

At the Company's March 25, 2008 Board of Directors meeting, the Board approved the creation and appointed members of the Nominating and Corporate Governance Committee. This Committee advises and makes recommendations to the Board with respect to corporate governance principles and directorship practices, and recommends qualified candidates to the Board, in accordance with criteria approved by the Board, for election as directors of the Company, including the directors that the Board has approved and proposes for election by stockholders at the Annual Meeting. The Committee will periodically review and make recommendations regarding the Company's corporate governance policies and procedures as exist from time to time, and copies of which are discussed below under "Corporate Governance" and are posted on the Company's website at www.conns.com under "Investor Relations". The Company adopted a written charter for the Committee, which is also posted on our website at www.conns.com under "Investor Relations".

Members of the Committee are appointed by the Board. The members of the Committee serve until their successors are duly elected and qualified, and they may be removed by the Board of Directors in its discretion. Members of the Committee are independent directors who are not employees of the Company or any of its subsidiaries. The initial members of the Committee are Jon E.M. Jacoby, Chairman, William T. Trawick and Bob L. Martin. All members of the Committee were determined to be independent directors as defined by NASD regulations as explained above.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We have developed a compensation program for executives and key employees designed to: (i) reward performance that increases the value of our common stock; (ii) attract, retain and motivate executives and key employees with competitive compensation opportunities; and (iii) build and encourage ownership of our shares of common stock. Toward these goals, our compensation program has been designed and implemented to reward our executives for strong financial and operating performance and leadership attributes and examples, and to coordinate these criteria with those of our shareholders. These goals are intended to reward our executive officers and encourage their long term commitment to the Company. We believe that our compensation programs, consisting of base salary, annual bonus programs tied to the objective success of our Company's financial performance, and equity incentive compensation program through granting of stock options tied to the executive officers performance and retention desires, fulfill our objectives.

Objectives/Reward

Reward Performance: The Company's performance is a key consideration in determining executive compensation, combined with the continued performance and service to the Company by each executive officer over an extended period of time. The Company also considers the accomplishment of strategic direction and goals, including specific business objectives. While our compensation policy recognizes that stock price performance is one measure of performance, given industry business conditions in the industry and our long-term strategic direction and goals, the Company believes that it may not necessarily be the best current measure of executive performance. The Company compensation packages are based upon a company-wide compensation structure that emphasizes bonus compensation based upon company pre-tax income performance and is consistent for each position relative to its authority and responsibility.

Attract, Retain and Motivate: Our Company designs our compensation program with the goal to obtain and retain the benefits of excellent executives in our Company's significant areas of operations – sales, merchandising, distribution, product service, consumer credit and training. We understand that we must be competitive within our industry, including providing competitive salary, annual bonus opportunities and long-term compensation as part of our overall compensation program. Our equity compensation generally provides for vesting periods of five (5) years for our stock option programs for all but two of our employees – our Chief Executive Officer and our Executive Vice Chairman, each of whom has an

Employment Agreement providing for less than five (5) years before retirement. This equity compensation aligns our executive officers' goals with those of our shareholders, in providing for long term growth and related compensation.

Encourage Ownership of our Shares of Common Stock: Equally important in our compensation objectives is our desire for our executive officers to obtain and benefit from ownership of our common stock. This is accomplished through the deferred vesting of our stock option program, as explained above, and the resulting accumulation of shares of common stock by our executive officers.

Determining Compensation

Our compensation program consists of three basic elements: (i) base salary; (ii) annual bonus (both predetermined based on Company performance and individual performance based); and (iii) equity awards. These components work together in determining the overall compensation of our executive officers.

In applying the above-described objectives for our executive compensation program, the Compensation Committee, in making its final determination, primarily relies upon:

- input and recommendations received from the CEO, EVC, COO and other supervisors of each executive officer except the CEO, regarding the day-to-day performance of each individual and each executive officer's areas of responsibilities and expectations for future performance;
- publicly available information with respect to the executive compensation practices of certain public companies in our industry; and
- its own judgment and knowledge of the industry.

Input Received from Supervisors and our Executive Committee. The Compensation Committee has historically relied in part on the input and recommendations of the Chief Executive Officer and the Executive Vice Chairman and other supervisors of our executive officers in making its final determination regarding annual increases to base salaries of the executive officers, individual levels for bonus compensation, and whether to grant long-term equity awards to our executive officers and if so, in what forms and amounts. The Compensation Committee believes that the Chief Executive Officer and the Executive Vice Chairman, by virtue of their role in overseeing the day-to-day performance of such individuals and their positions with us and their vast experience in the industry, are appropriately suited to make informed recommendations to the Compensation Committee with respect to the foregoing elements of our executive compensation program. As discussed below, the Compensation Committee alone determines the compensation for our Chief Executive Officer.

Peer Group Data. While the Compensation Committee does not deem it necessary or appropriate to base our executive compensation program on any comparative analyses of the amounts and forms of compensation which are paid to executive officers with comparable titles of at other public companies in the home appliance and consumer electronics industry, it does review annually such other public information of public companies of comparable size and nature to ours of a retail business, as well as similarly situated public company's outside the retail business industry,. We refer to such companies collectively as our "peer group." For the year ended January 31, 2008, the companies which comprised our peer group for this review were hhgregg, Inc., Circuit City Stores, Inc., and Best Buy Co., Inc. The amount and structure of peer company compensation is a factor in the Compensation Committee's determination of the compensation of executive officers, but the Compensation Committee does not target compensation of its executive officers based upon the levels of compensation of executives of the companies in our peer group due to the nature and responsibility level of each of our executive officers, since our business model and resulting levels of responsibility are not comparable with that . However, based on the results of the review of peer companies, the Compensation Committee may determine to modify compensation of our executive officers. of any of the others of our peer group Unlike the home appliance and electronics retailing companies in our peer group, Conn's provides financing to its customers to assist in their purchases. This provision of financing provides Conn's with income opportunities not available to its peers, and requires additional management responsibilities and activities by our executive officers that are not commensurate with or comparable to any executive officers of companies in our peer group.

Other Factors. Key factors which also affect our executive compensation program include our financial performance, to the extent that it may be fairly attributed or related to the performance of a particular executive officer, as well as the contribution of each executive officer relative to his individual responsibilities and capabilities. While the Compensation Committee does consider our stock price performance, it has not utilized it as a measure of our financial performance, or the performance of our executive officers, given the fact that it may not take into account a variety of factors including, but not limited to, the business conditions within the industry as well as our long-term strategic direction and goals.

Elements of Compensation

Our compensation program consists of three basic elements: (i) base salary; (ii) bonus (both pre-determined based on the Company's performance and individual performance based); and (iii) equity awards. These components work together in determining the overall compensation of our executive officers.

Base Salary: Each executive officer receives a base salary determined by the Compensation Committee to be commensurate with the officer's area of responsibility and that officer's areas and extent of responsibility in relation to the performance of the Company as a whole. The determination of this component is made at the first Compensation Committee meeting during each fiscal year, and is set for the ensuing fiscal year, or at other meetings as deemed necessary by the Compensation Committee. Such base salaries are intended to provide the executive officer with a competitive and equitable living salary.

Bonus: The Compensation Committee establishes our bonus program for all executive officers and other employees of the Company, after receiving recommendations from the CEO, the COO and the EVC for each individual executive officer and employee. The bonus program is based on both pre-determined levels of Company performance and bonus levels set for each executive officer based on individual performance.

Executive officers receive bonus payments based on the Company's achievement of pre-determined profit goals approved by the Compensation Committee each fiscal year. For the fiscal years ended January 31, 2007 and 2008, the profit goals and the bonus amount associated with each of those goals were as follows:

	Fiscal Year 2007 Pre-Tax Profit Goals		
	$ 61,700,000	**$ 65,700,000**	**$ 71,000,000**
Name	(1)	(1)	(1)
Thomas J. Frank, Sr.	500,000	600,000	750,000
David L. Rogers	112,500	158,693	225,000
William C. Nylin, Jr.	250,000	352,652	500,000
Timothy L. Frank	112,500	158,693	225,000
David W. Trahan	112,500	158,693	225,000

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above.

	Fiscal Year 2008 Pre-Tax Profit Goals			
	$ 62,400,000	$ 65,400,000	$ 68,400,000	$ 71,400,000
Name	(1)	(1)	(1)	(1)
Thomas J. Frank, Sr.	500,000	583,333	666,667	750,000
David L. Rogers	150,000	196,154	246,154	300,000
William C. Nylin, Jr.	250,000	326,923	410,256	500,000
Timothy L. Frank	150,000	196,154	246,154	300,000
David W. Trahan	150,000	196,154	246,154	300,000

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2008 were calculated excluding any effect of gain or loss from fair value adjustments recorded related to our interest in securitized assets.

Individual executive officers and other employees may also receive bonus payments based on individual performance. These bonus levels, are recommended by the CEO, the EVC, and the COO, and determined by the Compensation Committee, based on that officer's or employee's level of responsibility and ability to affect the performance of his area of responsibility and the Company's performance. The Company does not have any direct criteria for individual performance bonus amounts or payments, nor are these based upon any percentage of the individuals' base salary or goals. At the end of each fiscal year, the Compensation Committee may additionally establish individual performance bonus awards for each executive officer and employee upon recommendation of the Chief Executive Officer and the Executive Vice Chairman.

For each of these elements, the Compensation Committee in making its final determination, reviews recommendations from our Chief Executive Officer, or CEO, and our Executive Vice Chairman, or EVC, of the amounts and timing of each, based upon their respective day to day working knowledge of the performance of each individual and each such individuals areas of responsibility and expectations for future performance and rewards. The Compensation Committee alone determines the compensation of the CEO. The Compensation Committee also relies on its explicit knowledge of the industry and our peers in determining the final salary, bonus and equity awards on a comparative basis as deemed appropriate and necessary to reward and maintain the executives as an integral part of the Company's executive team and its overall performance and achievements.

Employment Agreements

Our Chief Executive Officer and Executive Vice Chairman each have been accorded Employment Agreements expiring on January 31, 2011 and 2010, respectively, and our Chief Financial Officer had an Employment Agreement that expired on January 31, 2008. Our Chief Financial Officer announced his retirement effective January 31, 2008, and as a result his Employment Agreement expired at that time, with no further obligation of the Company to him for any further compensation. Each employment agreement may be renewed for successive one year periods upon the mutual written consent of the Company and the executive officer. Under the terms of these employment agreements, each of these officers is entitled to payment of an annual salary plus a bonus based upon attainment of performance goals determined by our Compensation Committee, to participate in our employee benefit plans and receive options to purchase shares of our common stock. In the event that we terminate the executive officer's employment other than for cause or we do not renew the employment agreement when it expires, other than our CFO's employment agreement that expired, we are obligated to pay the executive officer severance in an amount equal to the executive officer's annual base salary. Under these employment agreements, the executive agreed to a confidentiality agreement as well as not to compete with the Company for period of one year following the termination of the Agreement and not to solicit our employees to work for anyone else for a period of two years following the termination of the Agreement.

Other Compensation

We provide our named executive officers with other benefits, as reflected in the All Other Compensation column in the Summary Compensation Table on page 16, which we believe are reasonable, competitive and consistent with the Company's executive compensation program.

Compensation for the Named Executive Officers in Fiscal 2008

CEO Compensation

Our CEO's annual compensation package was determined in accordance with our Company's policies and procedures for all executive officers. With respect to the Company's fiscal year ended January 31, 2008, the Chief Executive Officer was eligible to receive an annual cash bonus (the "Incentive Compensation"), the amount of such bonus determined by the Compensation Committee in accordance with a pre-established performance goal which satisfies the requirements of Section 1.162-27(e)(2) of the Treasury regulations, taking into account any one or more of the following criteria with respect to Conn's or any affiliates or divisions of Conn's: (a) total revenues or any component thereof; (b) operating income, pre-tax or after-tax income, EBITA, EBITDA or net income; (c) cash flow, free cash flow or net cash from operations; (d) earnings per share; (e) value of the Conn's stock or total return to stockholders; and (f) any combination of any or all of the foregoing criteria, in each case on an absolute or relative basis. The performance goals established for fiscal years 2007 and 2008 and the bonus amount associated with each level were as follows:

	Fiscal Year 2007 Pre-Tax Profit Goals		
	$ 61,700,000	**$ 65,700,000**	**$ 71,000,000**
Name	(1)	(1)	(1)
Thomas J. Frank, Sr.	500,000	600,000	750,000

(1) The bonus is calculated on a pro-rata basis when pre-tax profits fall between the levels shown above.

	Fiscal Year 2008 Pre-Tax Profit Goals			
	$ 62,400,000	**$ 65,400,000**	**$ 68,400,000**	**$ 71,400,000**
Name	(1)	(1)	(1)	(1)
Thomas J. Frank, Sr.	500,000	583,333	666,667	750,000

(1) Bonuses are calculated on a pro-rata basis when pre-tax profits fall between the levels shown above. Pre-tax profits for purposes of the bonus in fiscal year 2008 were calculated excluding any effect of gain or loss from fair value adjustments recorded related to our interest in securitized assets.

The Incentive Compensation award for any year may not exceed $1,920,000. The Compensation Committee evaluated and took into account each of the above listed criteria in determining the performance goals for fiscal 2008 and took into account the same criteria in determining the performance goals for fiscal 2009. Due to the financial performance of the Company, our CEO received a cash bonus based on achievement of financial results between the second and third levels, as reflected in the Summary Compensation Table. The other components of our CEO's compensation package are also reflected in the Summary Compensation Table and the footnotes following.

Other Named Executive Officers' Compensation

Each of the other Named Executive Officer's compensation was determined in accordance with our Company's policies and procedures for all executive officers, including bonus, stock option and other benefits. Each of the components is addressed in the Summary Compensation Table and the footnotes following for each Named Executive Officer.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed the Analysis with Management. Based on its review and discussions with management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for fiscal year ended January 31, 2008 and the Company's 2008 Proxy Statement on Schedule 14A related to the 2008 Annual Meeting of Stockholders, for filing with the Securities and Exchange Commission.. This report is provided by the following independent directors, who comprise the Compensation Committee.

Jon E.M. Jacoby, Chairman
William T. Trawick
Theodore M. Wright

Compensation Tables

Summary Compensation

(a) Name and Principal Position	(b) Fiscal Year	(c) Salary ($)	(d) Bonus ($)	(e) Stock Awards ($)	(f) Option Awards ($)	(g) Non-Equity Incentive Plan Compen-sation ($)	(h) Change in Pension Value and Nonqualified Deferred Compen-sation Earnings ($)	(i) All Other Compens -ation ($)	(j) Total ($)
			(7)		(1)				
Thomas J. Frank, Sr.	2007	441,000	500,000	-	191,945	-	-	8,800	1,141,745
Chairman and CEO	2008	400,000	665,681	-	283,101	-	-	8,600	1,357,382
								(2)	
David L. Rogers	2007	240,000	147,916	-	148,026	-	-	11,800	547,742
CFO	2008	240,000	164,399	-	215,137	-	-	12,480	632,016
								(3)	
William C. Nylin, Jr.	2007	350,000	313,147	-	162,479	-	-	13,800	839,426
Executive Vice	2008	285,000	414,220	-	253,634	-	-	13,700	966,554
Chairman								(4)	
Timothy L. Frank	2007	180,000	168,416	-	59,252	-	-	11,000	418,668
President and COO	2008	220,000	268,532	-	109,094	-	-	10,037	607,663
								(5)	
David W. Trahan	2007	204,000	168,416	-	59,252	-	-	10,800	442,468
Executive Vice	2008	228,000	255,032	-	107,425	-	-	11,120	601,577
President								(6)	

(1) Amount recognized in the financial statements during the fiscal year in accordance Statement of Financial Accounting Standards (FAS) No. 123R, "Share-based Payment." Information regarding the assumptions used in calculating the fair value under FAS 123R can be found in Note 8 to the financial statements contained in the Company's annual report on Form 10-K filed with the SEC on March 27, 2008.

(2) Company matched 401K contributions $8,800 and $8,600 for fiscal years 2007 and 2008, respectively.

(3) Company matched 401K contributions of $8,800 and $9,480, and use of automobile (including fuel) of $3,000 and $3,000 for fiscal years 2007 and 2008, respectively.

(4) Company matched 401K contributions of $8,800 and $8,700, and use of automobile (including fuel) of $5,000 and $5,000 for fiscal years 2007 and 2008, respectively.

(5) Company matched 401K contributions of $8,800 and $7,837, and use of automobile (including fuel) of $2,200 and $2,200 for fiscal years 2007 and 2008, respectively.

(6) Company matched 401K contributions of $8,800 and $9,120, and use of automobile (including fuel) of $2,000 and $2,000 for fiscal years 2007 and 2008, respectively.

(7) The executives shown above receive a base bonus amount based on the pre-tax performance goals shown above under "Elements of Compensation". The executives can also receive discretionary funds that are approved by the Compensation Committee. The table below shows the composition of bonus payments made for the fiscal years 2007 and 2008.

Name		Base bonus earned ($)	Discretionary funds ($)	Total bonus paid ($)
Thomas J. Frank, Sr.	2007	500,000	-	500,000
	2008	592,681	73,000	665,681
David L. Rogers	2007	118,416	29,500	147,916
	2008	150,399	14,000	164,399
William C. Nylin, Jr.	2007	263,147	50,000	313,147
	2008	334,220	80,000	414,220
Timothy L. Frank	2007	118,416	50,000	168,416
	2008	200,532	68,000	268,532
David W. Trahan	2007	118,416	50,000	168,416
	2008	200,532	54,500	255,032

Grants of Plan-Based Awards

		Estimated Future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards						
Name	Grant Date	Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)	All other stock awards; Number of shares of stock or units (#)	All other option awards; Number of securities under-lying options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Thomas J. Frank, Sr.	11/27/2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	10,000	19.99	91,200
David L. Rogers	11/27/2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-	N/A	-
William C. Nylin, Jr.	11/27/2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	10,000	19.99	91,200
Timothy L. Frank	11/27/2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	25,000	19.99	228,000
David W. Trahan	11/27/2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	20,000	19.99	182,400

Outstanding Equity Awards at Fiscal Year End

	Option Awards						Stock Awards			
Name	Number of Securities Underlying Unexercised Options-Exercisable (#)	Number of Securities Underlying Unexercised Options-Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexcercised Unearned Options (#)	Option Exercised Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Been Vested (#)	Market Value of shares or Units of Stock That Have Not Been Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)	(h)	(i)	(j)
Thomas J. Frank, Sr.	45,200	11,300	(1)	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Chairman and CEO	35,000	0		N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	16,667	8,333	(3)	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	8,334	16,666	(5)	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
	0	10,000	(7)	N/A	$19.99	11/27/2017	N/A	N/A	N/A	N/A
David L. Rogers	4,000	0		N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
CFO	15,000	0		N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	23,333	0		N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	6,667	0		N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
William C. Nylin, Jr.	33,647	11,300	(1)	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Executive Vice	35,000	0		N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
Chairman	10,000	5,000	(3)	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	8,334	16,666	(5)	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
	0	10,000	(7)	N/A	$19.99	11/27/2017	N/A	N/A	N/A	N/A
Timothy L. Frank	11,228	0		N/A	$8.21	7/26/2011	N/A	N/A	N/A	N/A
President and COO	6,400	1,600	(1)	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
	6,000	4,000	(2)	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
	6,000	9,000	(4)	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	4,000	16,000	(6)	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
	0	25,000	(8)	N/A	$19.99	11/27/2017	N/A	N/A	N/A	N/A
David W. Trahan	6,400	1,600	(1)	N/A	$14.00	11/25/2013	N/A	N/A	N/A	N/A
Executive Vice	6,000	4,000	(2)	N/A	$17.73	11/30/2014	N/A	N/A	N/A	N/A
President	6,000	9,000	(4)	N/A	$33.88	11/30/2015	N/A	N/A	N/A	N/A
	4,000	16,000	(6)	N/A	$22.68	12/4/2016	N/A	N/A	N/A	N/A
	0	20,000	(8)	N/A	$19.99	11/27/2017	N/A	N/A	N/A	N/A

(1) – Options vest ratably at 20% per year for five years with final vesting on 11/30/2008.
(2) – Options vest ratably at 20% per year for five years with final vesting on 11/30/2009.
(3) – Options vest ratably at 33.33% per year for three years with final vesting on 11/30/2008.
(4) – Options vest ratably at 20% per year for five years with final vesting on 11/30/2010.
(5) – Options vest ratably at 33.33% per year for three years with final vesting on 12/4/2009.
(6) – Options vest ratably at 20% per year for five years with final vesting on 12/4/2011.
(7) – Options are fully vested after one year with that vesting occurring on 11/27/2008.
(8) – Options vest ratably at 20% per year for five years with final vesting on 11/27/2012.

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Thomas J. Frank, Sr.	0	0	N/A	N/A
David L. Rogers	0	0	N/A	N/A
William C. Nylin, Jr.	11,553	142,448	N/A	N/A
Timothy L. Frank	0	0	N/A	N/A
David W. Trahan	0	0	N/A	N/A

Termination of Employment and Change of Control Arrangements

The following table indicated the quantitative disclosure of the estimated payments that would have been provided to our named executive officers if they were terminated without cause or if their employment agreement is not renewed, as of January 31, 2008:

The following table also indicated the quantitative disclosure of the estimated benefit of the acceleration of each named executive officer's unvested options had a change of control occurred on January 31, 2008 and is calculated based on the closing price of the Company's common stock on January 31, 2008:

Termination/Change in Control Benefits

(a) Named Excutive Officer	(b) Vesting acceleration of options upon change in control (# of shares)	(c) Compensation in lieu of salary/bonus upon termination not for cause ($)
Thomas J. Frank, Sr.	46,299	360,000
William C. Nylin, Jr.	42,966	270,000
David L. Rogers	-	-
Timothy L. Frank	55,600	-
David W. Trahan	50,600	-

(b) Assumes vesting would accelerate on all unvested options per the employee stock option plan:

"1. Acceleration of Vesting and Exercise Dates. The other provisions of this Agreement notwithstanding and pursuant to Paragraph 12 of the Plan:

(a) In the event of a proposed dissolution or liquidation of the Company and at the discretion of the Administrator, this Option may be immediately exercised for the entire number of Shares covered hereby until fifteen (15) days prior to such dissolution or liquidation;

(b) In the event of a Merger Transaction in which this Option shall not be assumed or an equivalent option issued as a substitute by a successor entity, the Administrator shall notify the Optionee in writing that this Option shall be exercisable for the entire number of Shares covered hereunder for a period of fifteen (15) days from the date of such notice; or

In the event of a Merger Transaction that constitutes a Change of Control in which this Option is assumed or an equivalent option is issued by a successor entity, an Involuntary Termination of the Optionee within one (1) year after the effective date of the Change of Control shall cause this Option or the equivalent substitute option to be immediately exercisable for the full number of Shares covered hereunder."

(c) These amounts would be paid in equal installment in such intervals as the base salary would have been paid, i.e., semi-monthly. Assumes termination occurred on February 1, 2008 and that termination satisfies the following language from the employment agreements in force:

"1. In the event (i) Conn's exercises its right of termination other than for Cause or (ii) this Agreement is not renewed by Conn's when it expires, Conn's shall be obligated to pay Executive's Base Salary and Incentive Compensation, if any, earned and accrued but unpaid through the date of termination. In addition, Conn's shall pay as severance pay one (1) year of Executive's current Base Salary. Such payments shall be made in equal installments in such intervals as the Base Salary was paid at the time of such termination or expiration."

Compensation of Non-Employee Directors

Each non-employee director of the board in respect of his or her service on the board receives:

- an annual retainer of $25,000 through the 2008 annual meeting;
- $2,500 for each board meeting attended;
- $1,000 for each audit committee meeting attended by a member of the audit committee (excluding the chair of the audit committee) on the same day as a board meeting;
- $1,500 for each audit committee meeting attended by the chair of the audit committee on the same day as a board meeting;
- $2,500 for each audit committee meeting attended by a member of the audit committee (excluding the chair of the audit committee) on a day other than the day of the board meeting;
- $3,500 for each audit committee meeting attended by the chair of the audit committee meeting on a day other than the day of the board meeting;
- $500 per meeting for participation in a telephonic meeting of the board;
- $750 for each compensation committee meeting attended by a member of the compensation committee on the same day as a board meeting;
- $1,250 for each compensation committee meeting attended by a member of the compensation committee on a day other than the day of a board meeting.

In addition our non-employee directors (i) are allowed to participate in the Company's medical plan at the same contributories with all the benefits of full-time active employees, (ii) receive a merchandise discount in the same amount as the discount our employees receive; and (iii) are reimbursed for their expenses in attending board and committee meetings.

We adopted the 2003 Non-Employee Director Stock Option Plan in February 2003 in connection with our initial public offering, and amended the Plan by vote of shareholders at our 2006 annual meeting of shareholders. The plan is administered by the board of directors. Only non-employee directors are eligible grantees. Upon the closing of the initial public offering, we granted each of our then-current non-employee directors the option to purchase 40,000 shares of our common stock, and we have and will grant an option to purchase 40,000 shares of our common stock to any new board member. We will also grant our non-employee directors an option to purchase an additional 10,000 shares following each annual stockholders meeting on and after the fourth anniversary of each non-employee director's initial election or appointment to the board of directors. The initial options to purchase 40,000 shares of our common stock issued to non-employee directors vest equally over a three year period, and the additional options to purchase 10,000 shares of our common stock issued to non-employee directors vests on the first annual anniversary date of the date of the grant. The exercise price of each option is equal to the price per share of our common stock at the close of market on the date the option is granted. The options have a term of up to ten years. Upon a change in control or sale of the company, optionees have special vesting and exercise rights.

Accordingly, if reelected at the 2008 Annual Meeting, all of the nominated non-employee directors, Messrs. Brailsford, Jacoby, Bob L. Martin, Douglas H. Martin, Thompson, Trawick and Wright, shall each be granted an option to purchase an additional 10,000 shares of our common stock, with the option vesting on the annual anniversary date of the date of grant.

Director Compensation

Name	Fees earned or paid in cash $	Stock Awards ($)	Option Awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings $	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
			(1)				
Thomas J. Frank, Sr.	-	-	-	-	-	-	-
William C. Nylin, Jr.	-	-	-	-	-	-	-
Marvin D. Brailsford	46,500	-	75,650	-	-	-	122,150
Jon E. M. Jacoby	37,750	-	75,650	-	-	-	113,400
Bob L. Martin	33,000	-	75,650	-	-	-	108,650
Douglas H. Martin	35,500	-	75,650	-	-	-	111,150
Scott L. Thompson	47,000	-	20,833	-	-	-	67,833
William T. Trawick	38,750	-	75,650	-	-		114,400
Theodore M. Wright	53,750	-	75,650	-	-	-	129,400

(1) Amount recognized in the financial statements during the fiscal year in accordance with FAS 123R. Information regarding the assumptions used in calculating the fair value under FAS 123R can be found in Note 8 to the financial statements contained in the Company's annual report on Form 10-K filed with the SEC on March 27, 2008. Messrs. Brailsford, Jacoby, Bob L. Martin, Douglas H. Martin, Trawick and Wright were each issued 10,000 options on July 2, 2007. Those awards fully vest after one year.

Indemnification Arrangements

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that provide for the indemnification of our directors and certain executive officers, including the Named Executive Officers, to the fullest extent permitted by applicable law. These provisions, among other things, indemnify each of our directors and certain officers for certain expenses, including judgments, fines and amounts paid in settling or otherwise disposing of actions or threatened actions, incurred by reason of the fact that such person was a director or officer of Conn's or of any other corporation which such person served in any capacity at the request of Conn's.

In addition, we have entered into indemnification agreements with each of our directors pursuant to which we will indemnify them against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director, in his capacity as a director, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements also provide for the advancement of certain expenses (such as attorney's fees, witness fees, damages, judgments, fines and settlement costs) to our directors in connection with any such suit or proceeding.

We maintain a directors' and officers' liability insurance policy to insure our directors and officers against certain losses resulting from acts committed by them in their capacities as our directors and officers, including liabilities arising under the Securities Act of 1933.

CORPORATE GOVERNANCE

Code of Ethics

Our board has adopted a code of business conduct and ethics for our employees, a code of ethics for our chief executive officer and senior financial professionals and a code of business conduct and ethics for our board of directors. A copy of these codes is published on our website at www.conns.com under "Investor Relations." We intend to make all required disclosures concerning any amendments to, or waivers from, these codes on our website.

Stockholder Communications with the Board

We have adopted a policy that allows stockholders to communicate directly with the board of directors. Stockholders may contact the board or any committee of the board by any one of the following methods:

By telephone:	By mail:	By e-mail:
(409) 832-1696 Ext. 3218	Board of Directors 3295 College Street Beaumont, Texas 77701	Conns1890tf@aol.com

All communications submitted under this policy will be compiled by the Compliance Officer of the company and submitted to the board or the requisite board committee on a periodic basis. Complaints or concerns relating to accounting, internal accounting controls or auditing matters will be referred to the Audit Committee under the policy adopted by the Audit Committee. This policy and procedure is posted on our website at www.conns.com under "Investor Relations".

AUDIT COMMITTEE REPORT

The Committee

Our board of directors established the Audit Committee to recommend the appointment of our independent auditors and to oversee the company's (i) financial reporting process; (ii) internal audits, internal control policies and procedures implementation and compliance with Sarbanes-Oxley Section 404 requirements, and authorities; and (iii) financial, tax, and risk management policies. The Audit Committee is composed of three members and operates under a written charter, a copy of which is published on our website at www.conns.com under "Investor Relations." The Audit Committee has prepared the following report on its activities with respect to the company's financial statements for the fiscal year ended January 31, 2008.

Review and Discussion

Management is responsible for the Company's financial reporting process including its system of internal controls, and for the preparation of Conn's consolidated financial statements in accordance with generally accepted accounting principles. Ernst & Young, LLP, the Company's independent auditors, is responsible for auditing those financial statements and for attesting to the effectiveness of the Company's internal control over financial reporting. It is the Audit Committee's responsibility to monitor and review these processes. The members of the Audit Committee are not employees of the Company and do not represent themselves to be or to serve as, accountants or auditors by profession or experts in the field of accounting or auditing.

In connection with the preparation of the Company's audited financial statements for the fiscal year ended January 31, 2008, the Audit Committee:

- reviewed and discussed the Company's annual report on Form 10-K, including the audited consolidated financial statements of the Company and Management's Report on Internal Control over Financial Reporting for the year ended January 31, 2008 with management;
- discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61;
- received the written disclosures and the letter from Ernst & Young required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with Ernst & Young its independence from Conn's, including whether Ernst & Young's provision of non-audit services to the company is compatible with the auditors' independence.

The Audit Committee meets with the company's independent auditors to discuss the results of their examinations, their evaluations of the company's internal controls and the overall quality of the company's financial reporting. The Audit Committee held four regularly scheduled meetings and five telephonic meetings during the fiscal year ended January 31, 2008.

Recommendation

Based on the review and discussion referred to above, the Audit Committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2008, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE:

Theodore M. Wright, Chairman
Marvin D. Brailsford
Scott L. Thompson

PERFORMANCE GRAPH

The following graph provides a comparison of the cumulative total stockholder return on our common stock against the Nasdaq U.S. Stock Market Index and the average of a peer group index comprised of five publicly traded consumer electronic and/or appliance retailers[1] since our initial public offering on November 24, 2003. Since we have not been publicly traded for five years, we have selected November 24, 2003, the date our initial public offering, and the end of each of our fiscal years between November 24, 2003 and January 31, 2008 (the last trading day of our fiscal year) for comparison purposes. The graph reflects the value of a $100 investment as of November 24, 2003 in either our stock or the indices presented at the dates of measurement, including reinvestment of dividends. The corresponding index values and common stock price values are summarized in the table below by measurement date.



Indexed Total Stockholder Return
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
11/24/2003
2004
2005
2006
2007
2008
Conn's Index
NASDAQ US Stock Market
Peer Group Index

Trade Date	Conn's Index	NASDAQ US Stock Market Index	Peer Group Stock Index[1]	Conn's Closing Stock Price
November 24, 2003	$ 100.00	$ 100.00	$ 100.00	$ 14.00
January 31, 2004	114.29	105.40	82.86	16.00
January 31, 2005	118.23	105.76	113.37	16.55
January 31, 2006	310.63	119.23	159.99	43.48
January 31, 2007	167.68	128.30	186.07	23.47
January 31, 2008	137.91	129.06	140.92	19.30

[1] The peer group index consists of the simple average of the indices of Sears Holding Co., Best Buy Co., Inc., Circuit City Stores, Inc., Rex Stores Corp. and Tweeter Home Entertainment Group, Inc.

EXECUTIVE OFFICERS

Biographical Information

The board appoints our executive officers at the first board meeting following our annual meeting of stockholders and updates the executive officer positions as necessary. Our executive officers serve at the discretion of the board and until their successors are elected and qualified or until the earlier of their death, resignation or removal.

The following sets forth certain biographical information regarding our executive officers, including service with Conn Appliances, Inc., our predecessor company:

Name	Age	Positions	Years of Service with Conn's
Thomas J. Frank, Sr.	68	Chairman of the Board and Chief Executive Officer	48
William C. Nylin, Jr.	65	Executive Vice Chairman of the Board	15
David L. Rogers	59	Chief Financial Officer – Retired effective January 31, 2008	11
Michael J. Poppe	40	Chief Financial Officer – effective February 1, 2008	4
Timothy L. Frank	40	Chief Operating Officer and President	12
David W. Trahan	47	Executive Vice President – Retail	20
Reymundo de la Fuente, Jr.	47	Executive Vice President – Credit	9
David R. Atnip	60	Senior Vice President and Treasurer	15
Walter M. Broussard	48	Senior Vice President – Sales/Store Operations	22
Robert B. Lee, Jr.	61	Senior Vice President – Service and Logistics	8
Clinton W. Harwood	51	Senior Vice President – Information Technology	14

Thomas J. Frank, Sr. was appointed as our Chairman of the Board and Chief Executive Officer in 1994. He has been employed by us for 48 years, has been a member of our board of directors since 1980 and has held every key management position within the organization, including responsibilities for distribution, service, credit, information technology, accounting and general operations. Mr. Frank holds a B.A. degree in industrial arts from Sam Houston State University and attended graduate courses at Texas A&M University. Mr. Frank completed the SCMP course at Harvard University. Mr. Frank is the father of Timothy L. Frank, our President.

William C. Nylin, Jr.. On March 28, 2006, Dr. Nylin was appointed to our board of directors as its Executive Vice Chairman. He has served as our Chief Operating Officer from 1995 until June 1, 2007. From 1995 until April 1, 2006, he also served as our President. He became a member of our board of directors in 1993 and served in that capacity until September 2003, and was appointed to our board of directors on March 28, 2006 by our board. In addition to performing responsibilities as Chief Operating Officer, he has direct responsibility for credit granting and collections, information technology, risk management, distribution and service. From 1984 to 1995, Dr. Nylin held several executive management positions, including Deputy Chancellor and Executive Vice President of Finance and Operations at Lamar University. Dr. Nylin obtained his B.S. degree in mathematics from Lamar University and holds both a masters degree and a doctorate degree in computer sciences from Purdue University. He has also completed a post-graduate program at Harvard University.

Timothy L. Frank was elected President of our Company by our board of directors on March 28, 2006, effective April 1, 2006, and Chief Operating Officer effective June 1, 2007. Mr. Frank has previously served as our Senior Vice President – Retail from May, 2005. He joined us in September 1995 and has served in various roles throughout our Company, including Director of Advertising, Director of Credit, Director of Legal Collections, Director of Direct Marketing, and as Vice President of Special Projects. Prior to joining our Company, Mr. Frank served in various marketing positions with a nationally known marketing consulting company. Mr. Frank holds a B.S. in Liberal Arts from Texas A&M University and an M.B.A. in Marketing from the University of North Texas. Mr. Frank has also completed a post-graduate program at Harvard University. Mr. Frank is the son of Thomas J. Frank, Sr., our Chairman and Chief Executive Officer.

David L. Rogers retired effective January 31, 2008. Mr. Rogers was appointed as our Chief Financial Officer Designate, effective September 1, 2004 and our Chief Financial Officer effective January 31, 2005. Mr. Rogers joined us in October 1996 and served as our Legal Manager until August 1997. He has served as our Controller from September 1997 until September 1, 2004. Prior to his joining our Company, Mr. Rogers served in various accounting positions during a twenty-year career with a Fortune 500 public utility. Mr. Rogers obtained his B.B.A. in accounting from Lamar University in December, 1974.

Michael J. Poppe. In connection with the announcement by David Rogers, our CFO, of his retirement effective January 31, 2008, our Board appointed Michael J. Poppe, our Controller and Assistant Chief Financial Officer, as our Chief Financial Officer effective February 1, 2008. Mr. Poppe, 40, has served as our Controller and Assistant Chief Financial Officer and Assistant Treasurer since he joined us in September 2004. In the 14 years prior to his joining us, Mr. Poppe served in various accounting and finance management positions in public accounting at Arthur Andersen LLP and in automotive retail companies, most recently as Vice President and Corporate Controller of Group 1 Automotive, Inc. Mr. Poppe spent from January 1997 until May 2004 at Group 1, a New York Stock Exchange listed, Fortune 500 retail company, and was a member of the founding management team. Mr. Poppe is a certified public accountant and obtained his B.B.A in accounting and finance from Texas A&M University.

David W. Trahan was elected Executive Vice President – Retail by our board of directors effective June 1, 2008. He has previously served as our Senior Vice President – Retail from April 1, 2006 and as our Senior Vice President – Merchandising from October 2001. He has been employed by us since 1986 in various capacities, including sales, store operations and merchandising. He has been directly responsible for our merchandising and product purchasing functions, as well as product display and pricing operations, for the last four years. Mr. Trahan has completed special study programs at Harvard University, Rice University and Lamar University.

Reymundo de la Fuente, Jr. was elected as Executive Vice President – Credit by our board of directors effective June 1, 2008. He has previously served as our Senior Vice President – Credit since October 2001. Since joining us in 1998, he has served in positions that involve direct responsibility for credit underwriting, customer service inbound operations, collections, recovery of charge-offs and legal activities. Mr. de la Fuente has worked in the credit receivables industry since 1986 with national credit organizations. His responsibilities included the strategic direction and development of large credit portfolios. Mr. de la Fuente obtained his B.B.A. in finance from The University of Texas at San Antonio and holds an M.B.A. from Our Lady of the Lake in San Antonio.

David R. Atnip has served as our Senior Vice President since October 2001 and as our Treasurer since 1997. He joined us in 1992 and served as Chief Financial Officer from 1994 to 1997 and as our Secretary from 1997 to 2005. In 1995, he joined our board of directors and served in that capacity until September 2003. Mr. Atnip holds a B.B.A. in accounting from The University of Texas at Arlington and has over 20 years of financial experience in the savings and loan industry.

Walter M. Broussard has served as our Senior Vice President – Sales since 2005, and previously served as our Senior Vice President – Store Operations from October 2001. Mr. Broussard has served us in numerous retail capacities since 1985, including working on the sales floor as a sales consultant, store manager and district manager. He has over 25 years of retail sales experience. He attended Lamar University and has completed special study programs at Harvard University, Rice University and the University of Notre Dame.

Robert B. Lee, Jr. has served as our Senior Vice President – Service and Logistics since April, 2005, after serving as our Vice President – Advertising, and was our Senior Vice President – Advertising from October 2001 and Vice President – Advertising from January, 1999 until October 2001. His responsibilities include managing our Service Division and Distribution Division. The Service Division is responsible for providing factory authorized service from the Company's five regional service centers for the majority of the products that we sell. The Distribution Division consists of warehousing, transportation and delivery operations from our five regional warehouse and two cross-dock facilities. He also chairs our site selection committee and manages our Facility Maintenance department. From 1990 until 1998, he was a partner in Ann Lee & Associates, a Beaumont-based advertising agency and public relations firm where he served as Chief Operating Officer. Mr. Lee obtained a B.B.A. in Finance from The University of Texas at Austin and completed a post-graduate program at the University of Notre Dame.

Clinton W. Harwood has served as our Senior Vice President – Information Technology since appointed by our board of directors effective June 1, 2007. He previously served as our Vice President – Information Technology since August 2000. Mr. Harwood joined Conn's in April 1994 as Manager of Computer Operations, and has served the Company in all aspects of information technology since that time. Prior to joining the Company, he served in various information technology positions un utility, academic and petrochemical industries. Mr. Harwood holds both a Bachelor (1979) and Master (1988) of Science degrees in Computer Science from Lamar University, and completed a special study program at Harvard University.

Equity Incentive Plans

Amended and Restated 2003 Incentive Stock Option Plan

In February 2003, we adopted our Amended and Restated 2003 Incentive Stock Option Plan, and amended the Plan in June 2004 and May 2006. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Option grants are made within the discretion of the Compensation Committee. Options may be granted for such terms as the Compensation Committee may determine, but not for terms greater than ten years from the date of grant. The maximum number of shares of our common stock that may be issued under this plan is 3,859,767 shares, subject to adjustment. All options issued vest equally over five-year term or less, as per the grant. At January 31, 2008, there were options to purchase 1,700,165 shares of our common stock issued and outstanding under the plan.

Employee Stock Purchase Plan

In February 2003, we adopted our Employee Stock Purchase Plan. The plan is administered by the Compensation Committee of our board of directors. Our employees and employees of our subsidiaries, subject to certain exclusions, are eligible to participate in the plan. Eligible employees are able to purchase shares of our common stock without brokerage commissions and at a discount from market prices. The maximum number of shares of our common stock that may be issued under this plan is 1,267,085 shares, subject to adjustment.

2003 Non-Employee Director Stock Option Plan

We also have the 2003 Non-Employee Director Stock Option Plan, which we adopted in February 2003 and is discussed on page 10. The maximum number of shares of our common stock that may be issued under this plan is 600,000 shares, subject to adjustment. All options issued to a director when he or she becomes a director currently vest equally over a three-year term, while those issued to a director on his fourth anniversary date of becoming a director vest on the first anniversary date of the grant. At January 31, 2008, there were options to purchase 243,000 shares of our common stock issued and outstanding under the plan.

The following table provides information regarding the number of shares of our common stock that may be issued on exercise of outstanding stock options and warrants under our existing equity compensation plans as of January 31, 2008. These plans are as follows:

- the Amended and Restated 2003 Incentive Stock Option Plan;
- the Non-Employee Director Stock Option Plan; and
- the Employee Stock Purchase Program.

Plan Category	(A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights		(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))	
Equity Compensation Plans Approved by Stockholders	1,943,165	(1)	$19.11	1,508,269	(1)
Equity Compensation Plans Not Approved by Stockholders	-		-	-	
Total	1,943,165		$19.11	1,508,269	

(1) Includes 243,000 outstanding options and 260,000 options available for future issue applicable to the Non-Employee Director Stock Option Plan.

STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock for each person who is known by us to be the beneficial owner of more than 5% of our voting securities, for each director and named executive officer, and for all directors and executive officers as a group. Unless otherwise indicated in the footnotes, each person named below has sole voting and investment power over the shares indicated. For purposes of this table, a person is deemed to be the "beneficial owner" of the number of shares of common stock that such person has the right to acquire within 60 days of April 18, 2008 through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

Name	Common Stock Owned		Percent of Common Stock Owned
Conn's Voting Trust (1)	5,411,176		23.61%
Warren A. Stephens	2,789,576	(2)	12.17%
Stephens Investments Holdings LLC	2,309,538	(3)	10.08%
Curtis Bradbury, Jr.	1,409,702	(4)	6.15%
Douglas H. Martin	314,204	(5)	1.37%
SG-1890, LLC	5,767,060		25.16%
W.R. Stephens, Jr.	5,767,484	(6)	25.17%
Elizabeth Stephens Campbell	5,767,060	(7)	25.16%
Jon E.M. Jacoby	43,588	(8)	0.19%
Thomas J. Frank, Sr.	794,713	(9)	3.47%
William C. Nylin, Jr.	327,698	(10)	1.43%
David W. Trahan	153,930	(11)	0.67%
Michael J. Poppe	26,000	(12)	0.11%
David L. Rogers	55,000	(13)	0.24%
Timothy L. Frank	125,200	(14)	0.55%
Marvin D. Brailsford	40,000	(15)	0.17%
Bob L. Martin	10,000	(16)	0.04%
William T. Trawick	20,740	(17)	0.09%
Theodore M. Wright	15,000	(18)	0.07%
Scott L. Thompson	28,213	(19)	0.12%
Directors and officers (13 persons)	1,954,286	(20)	8.53%

[1] These shares have been contributed to a voting trust agreement and are held and voted by an independent third party as voting trustee. The voting trust will vote the shares held in the voting trust in the same proportion as votes cast "for" or "against" any proposals by all other stockholders. The voting trust agreement imposes substantial limitations on the sale or other disposition of the shares subject to the voting trust. The voting trust agreement will expire in November 2013 or such earlier time as Stephens Inc. ceases to be an affiliate of ours or a market maker of our common stock.

[2] Includes 149,199 shares owned by Stephens Inc. which have been contributed to the Voting Trust and as to which Mr. Stephens, as President of Stephens Inc., has no voting power and sole dispositive power. Also includes 141,600 shares owned directly by Stephens Inc. as to which Mr. Stephens has sole voting power and sole dispositive power, and 42,447 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which Stephens Inc. has shared voting power and shared dispositive power. Also includes 424 shares beneficially owned directly by Warren A. Stephens Trust. Also includes 4,356 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, which have been contributed to the Voting Trust and as to which Mr. Stephens, as sole trustee of the trusts, has no voting power and sole dispositive power. Also includes 2,309,509 shares owned by Stephens Investments Holdings LLC which have been contributed to the Voting Trust and as to which Mr. Stephens, as Manager of the LLC, has no voting power and sole dispositive power. Also includes 22,808 shares beneficially owned by Jackson T. Stephens Trust No. One which have been contributed to the Voting Trust and as to which Mr. Stephens, as trustee of the Jackson T. Stephens Trust No. One, has no voting power and sole dispositive power. Also includes 29 shares owned directly by Stephens Investments Holdings LLC as to which Mr. Stephens has sole voting power and sole dispositive power. Also includes 119,322 shares owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Stephens, as a Co-Manager of the LLCs, has shared voting power and shared dispositive power.

[3] Includes 2,309,509 shares which have been contributed to the Voting Trust and as to which Stephens Investments Holdings LLC has no voting power and sole dispositive power, and 29 shares held directly as to which the LLC has sole voting power and sole dispositive power.

[4] Includes 217,510 which have been contributed to the Voting Trust and as to which Mr. Bradbury has no voting power and sole dispositive power, and 785 shares owned individually as to which Mr. Bradbury has sole voting power and sole dispositive power. Also includes 119,322 shares owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Bradbury, as a Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 51,282 shares beneficially owned by each of John Calhoun Stephens 95 Trust, Laura Whitaker Stephens 95 Trust and Warren Miles Amerine Stephens 95 Trust, as to which Mr. Bradbury, as sole trustee of the trusts, has no voting power and sole dispositive power.

[5] Includes 9 shares owned by Douglas H. Martin IRA as to which Mr. Martin has sole voting power and sole dispositive power, 154,414 shares owned individually which have been contributed to the Voting Trust and as to which Mr. Martin has no voting power and sole dispositive power, and 343 shares owned individually which have not been contributed to the Voting Trust as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 119,322 shares owned by Stephens Investment Partners 2000 LLC and 116 shares owned by Stephens Investment Partners 2001 LLC as to which Mr. Martin, as a Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 40,000 shares which Mr. Martin has the right to receive upon the exercise of options exercisable on or within 60 days of April 18, 2008.

[6] Includes 424 shares owned directly by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens, as sole trustee, has sole voting power and sole dispositive power. Also includes 5,767,060 shares owned by SG-1890, LLC as to which Mr. Stephens, as Co-Manager of the LLC with Elizabeth S. Campbell, has shared voting power and shared dispositive power.

[7] Includes 424 shares owned directly by W.R. Stephens, Jr. Revocable Trust as to which Mr. Stephens, as sole trustee, has sole voting power and sole dispositive power. Also includes 5,767,060 shares owned by SG-1890, LLC as to which Mr. Stephens, as Co-Manager of the LLC with Elizabeth S. Campbell, has shared voting power and shared dispositive power.

[8] Includes 3,588 shares owned individually as to which Mr. Jacoby has sole voting power and sole dispositive power. Also includes 40,000 shares which Mr. Jacoby has the right to receive upon the exercise of options exercisable on or within 60 days of April 18, 2008.

[9] Includes 300,279 shares owned by a trust over which Mr. Frank is the trustee and exercises sole voting power and sole dispositive power but over which Mr. Frank has no pecuniary interest and for which Mr. Frank disclaims beneficial ownership and includes options to purchase 105,201 shares of common stock. .

[10] Includes options to purchase 86,981 shares of common stock.

[11] Includes options to purchase 22,400 shares of common stock.

[12] Includes options to purchase 26,000 shares of common stock.

[13] Includes options to purchase 49,000 shares of common stock.

(14) Includes options to purchase 33,628 shares of common stock.

(15) Includes options to purchase 40,000 shares of common stock.

(16) Includes options to purchase 10,000 shares of common stock.

(17) Includes options to purchase 20,000 shares of common stock.

(18) Includes options to purchase 15,000 shares of common stock.

(19) Includes options to purchase 28,000 shares of common stock.

(20) Includes options to purchase 516,210 shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest, and if so, if the transactions are at arms length and are acceptable to the Board of Directors. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. In addition, the Audit Committee reviews any related person transaction that is required to be disclosed, and submits to the full board of directors such relationship for approval. In the course of its review of these relationships, the committee considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction, and the timing of the entering of such transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and
- any other matters the committee deems appropriate.

Lease Arrangement

Since 1996, we have leased one of our Houston, Texas store locations containing approximately 19,150 square feet from Thomas J. Frank, Sr., our Chairman of the Board and Chief Executive Officer. The lease provides for base monthly rental payments of $17,235 plus escrow for taxes, insurance and common area maintenance expenses, which escalate annually, per month through January 31, 2011. We also have an option to renew the lease for two additional five-year terms. Mr. Frank received total payments under this lease of $281,000 in each of fiscal years 2006, 2007, and 2008. Based on current market lease rates for comparable retail space in the area, we believe that the terms of this lease were at or better than fair market value at the date of the lease commencement.

Independent Contractor

William T. Trawick has served as a member of our board of directors since September 2003 and served as an advisory director of Conn Appliances, Inc., our predecessor company, since August 1999. In addition to the fees paid to Mr. Trawick in his capacity as a director, we paid him consulting fees in the amount of $48,000 in fiscal 2006 and $32,000 in fiscal 2007. Mr. Trawick is also the President and Executive Director of NATM Buying Corporation, a national buying group representing nine regional retailers, including us, in the appliance and electronics industry. NATM coordinates the buying and merchandising strategies for its member retailers. We recorded expenses of cash payments to NATM for membership dues of $83,000, $83,000 and $88,200 in fiscal years 2006, 2007, and 2008, respectively. The Company terminated its consulting contract with Mr. Trawick in September, 2006.

Indirect Ownership in Service Provider

During fiscal year 2008, we engaged the services of Direct Marketing Solutions, Inc., or DMS, for a substantial portion of our direct mailing advertising. Direct Marketing Solutions, Inc. is partially owned (less than 50%) by the SF Holding Corp., members of the Stephens family, Jon E.M. Jacoby and Douglas H. Martin. SF Holding Corp. and the members of the Stephens family are significant shareholders of our company, and Messrs. Jacoby and Martin are members of our Board of Directors. Thomas J. Frank, the Chief Executive Officer and Chairman of the Board of Directors indirectly owned a small percentage (0.7%) at the end of fiscal year 2005, but divested his interest during the first half of fiscal 2006. The fees we paid to DMS during fiscal 2006, 2007 and 2008 amounted to approximately $2.1 million, $3.6 million and $2.5 million, respectively. When DMS was initially engaged to perform direct marketing services for us, a competitive analysis was performed from submissions by various marketing groups, with DMS presenting the low price point in these analyses. During fiscal 2007 and 2008, additional competitive analyses have been performed which continually support that DMS offers us the lowest cost for this service. We, at least annually, seek competitive bids for the services performed by DMS.

Stock repurchase services

The Company engaged the services of Stephens Inc. to act as its broker under its stock repurchase program. Stephens Inc. is a shareholder of the Company, and Doug Martin, an Executive Vice President of Stephens Inc., is a member of the Company's Board of Directors. During the years ended January 31, 2007 and 2008, the Company incurred fees payable to Stephens Inc. of $5,040 and $46,644, respectively, related to the purchases of 168,000 and 1,555,205 shares of its common stock, respectively. Based on a review of competitive bids received from various broker candidates, the Company believes the terms of this arrangement are no less favorable than it could have obtained in an arms' length transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires that our directors, executive officers and other persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership of our common stock with the SEC. Officers, directors and other stockholders who own more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all Section 16(a) reports they file.

To our knowledge, based on a review of reports and information furnished to us by those persons who were directors, executive officers and/or the beneficial holders of 10% or more of our common stock at any time during the fiscal year ended January 31, 2008 and upon representations from such persons, we believe that all stock ownership reports required to be filed under section 16(a) by such reporting persons during the fiscal year ended January 31, 2008 were timely made, except that the Form 3 for Clinton W. Harwood's appointment as our Senior Vice President for Information Technology was not timely filed, and the resultant Form 4 for his stock option grant on November 27, 2008 was also not timely filed. Both of these Forms were filed following the Company's March, 2008 board meeting.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP served as our independent public accountants for the fiscal year ended January 31, 2008. The Audit Committee has appointed Ernst & Young as our independent public accountants for the fiscal year ending January 31, 2009, subject to shareholder ratification. Representatives of Ernst & Young will attend the 2008 annual meeting of stockholders and will be available to respond to appropriate questions that may be asked by stockholders. These representatives will also have an opportunity to make a statement at the meeting if they desire to do so.

We paid the following fees to Ernst & Young for professional and other services rendered by them during fiscal 2007 and 2008:

	Years Ended January 31,	
	2007	2008
Audit Fees	$ 897,578	$ 720,610
Audit-Related Fees	101,251	112,938
Tax Fees	-	-
All Other Fees	133,656	-

Our Audit Committee Charter requires pre-approval of all services to be rendered by our independent auditors. It was determined that no services rendered by our outside auditors in fiscal 2008 were prohibited under the new requirements of the Sarbanes-Oxley Act of 2002. Fees associated with the audit for fiscal 2008 were approved in advance of services being rendered. In addition, the Audit Committee has considered whether Ernst & Young's provision of services, other than services rendered in connection with the audit of our annual financial statements and reviews of our financial statements included in our Forms 10-Q for the most recent fiscal year, is compatible with maintaining Ernst & Young's independence and has determined that such services rendered met the requirements of independence.

END